

04030624

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Man Group plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

FILE NO. 82- 4214 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/14/04

Man Group plc

ARIS
3-31-04











Man Investments' core investment managers are rebranded


AHL
R·M·F
GLENWOOD
ManGlobal Strategies

Man Investments wins Global Investor Hedge Funds Award

Acquisition of minority interest in BlueCrest


BlueCrest
BlueCrest Capital Management Limited



Jonathan Nicholls is appointed to the Board

Man Group sales totalled an outstanding $11.5 billion. Man RMF Multi-Style raised a record $819 million.


Man RMF Multi-Style Ltd
Attractive absolute return potential with controlled risk
Prospectus



RMF wins Lipper Fund award for best fund in the Bond Convertibles Europe category


LIPPER
FUND AWARDS
SWITZERLAND 2004



number9dream
DAVID MITCHELL
The Last Secrets
ALEXANDRA
Han
A DICTIONARY OF MAQIAO
Columbia
THE HERO'S WALK
Anita Rau Badami
THE FLOATING WORLD
CYNTHIA GRALLA

THE Man BOOKER PRIZE 2004

As well as continued support for the Man Booker Prize, this year Man sponsored the Man Hong Kong International Literary Festival.

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 2,800 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investment industry. It provides innovative products and tailor made solutions to private and institutional investors. Through its core investment managers – AHL, RMF, Glenwood and Man Global Strategies – Man has succeeded in developing leadership in hedge funds and has interests in other asset classes. In its core hedge fund asset class, Man offers funds of hedge funds, structured, style and single manager products. Its track record stretches back more than two decades and defines the standard for excellence in an industry whose central goal is to provide diversification away from traditional equity and bond investments. Man has a powerful global presence and an extensive network of distribution partners.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in interest rate products and the energy markets.

Contents

Financial Highlights
Business summary

- Fund sales in the year of $11.5 billion, including $3.5 billion in RMF
- Funds under management of $38.5 billion at 31 March 2004 (including $15.8 billion in RMF), up 48% from last year
- Net management fee income+ up 50% to £271.1 million
- Brokerage+ profits up 47% to £70.8 million
- Diluted underlying earnings per share†* up 37% to 83.1 pence
- Net performance fee income up 21% to £139.1 million
- Diluted earnings per share on total operations* up 36% to 103.1 pence
- Dividends up 29% to 30.0 pence
- Since the year-end:
  - Man RMF Multi-Style Ltd closed in April having raised a record $819 million of investor money
  - Funds under management currently estimated to be $38.5 billion

	March 2004	March 2003
Funds under management	$38.5bn	$26.1bn
	£20.9bn	£16.5bn
Asset Management net management fee income+	£271.1m	£181.1m
Asset Management net performance fee income+	£139.1m	£115.0m
Brokerage+	£70.8m	£48.3m
Financial Services	£481.0m	£344.4m
Sugar Australia#	£3.5m	£3.7m
Profit before tax, goodwill amortisation and exceptional items	£484.5m	£348.1m
Goodwill amortisation and exceptional items	(£49.9m)	(£51.2m)
Profit before tax	£434.6m	£296.9m
Diluted earnings per share*		
Underlying†	83.1p	60.7p
Total operations	103.1p	75.8p
Total operations before goodwill amortisation and exceptional items	116.8p	91.0p
Dividends per share	30.0p	23.2p
Post-tax return on equity	32.2%	26.9%
Equity shareholders' funds	£1,149.1m	£970.8m

+ Before goodwill amortisation and exceptional items
* A reconciliation of earnings per share is shown in note 12 to the Accounts
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income. It therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items.
# Sugar Australia is discussed on page 20

Funds under management (US$ billion)		**Underlying pre-tax profit†** (£ million)		**Ordinary dividends per share** (pence)	
00	4.7	00	80.2	00	13.6
01	6.7	01	100.9	01	15.5
02	10.7	02	155.9	02	18.6
03	26.1	03	229.4	03	23.2
04	38.5	04	341.9	04	30.0

† full definition as per footnote above

Man Group has enjoyed another very positive year. Both the Asset Management and Brokerage businesses have delivered strong growth in profits.



It is my pleasure to report that the Man Group has enjoyed another very positive year. Both the Asset Management and Brokerage divisions have delivered strong growth in profitability through a combination of continued vigorous organic development of their businesses and by building on the successful integration of two key businesses, acquired in the previous year, RMF and GNI.



Harvey McGrath
Chairman, Man Group plc

Funds under management at year-end were $38.5 billion, up from $26.1 billion at March 2003, reflecting strong product performance and record asset raising results. Net management fee income was up 50% and, in combination with a strong year for brokerage, resulted in diluted underlying earnings per share, a measure which excludes performance related income, Sugar Australia, goodwill amortisation and exceptional items, increasing 37% to 83.1 pence. Performance fees added 32.9 pence per share. Diluted earnings per share on total operations was 103.1 pence, up 36% on the prior year and leading to a healthy 32.2% post-tax return on equity.

These results have clearly met or exceeded our key financial targets, being the delivery of significant growth in underlying earnings and the maintenance of a high return on equity. Accordingly, and given our strong financial condition, the Board proposes a final dividend of 18.6 pence per share, for a total dividend for the year of 30.0 pence, an increase of 29%.

In Asset Management, sales for the year were $11.5 billion, up from $6.7 billion in the prior period. This was a significant accomplishment, not least because the year saw a strong equity market recovery, which had in some quarters been expected to reduce the attractiveness of absolute return strategies to investors. Hedge fund returns did lag those from the equity market but nevertheless, produced solid results. Our products saw AHL benchmark funds return 18.3% in the year to 31 March 2004, RMF 12.3%, Glenwood 5.4% and Man Global Strategies 9.1%, broadly in line with expectations both in terms of volatility and returns. These results, further validating a solid long-term track record, and in combination with our attractive product structures and institutional standing, enabled Man Investments to again maintain a higher growth rate than the industry overall. Of the record $11.5 billion raised during the year, $7.8 billion was from private investors and the balance from institutions. Reflecting both increased RMF institutional asset raising and continued strong private investor sales, Europe contributed 64% of global sales with Asia Pacific, the Americas and the Middle East contributing 20%, 10%, and 6% respectively.

During the year we continued to build out our investment management capability through in-house research and development, new manager incubation, acquisitions and capacity rental agreements. As part of these efforts, during the year we acquired 25% of BlueCrest, an alternative asset manager focused on fixed income and currencies with currently just under $4 billion under management.

Higher asset levels drove net management fee income up 50% to £271.1 million. Significantly, we have seen no meaningful downward pressure on private investor margins, and have enjoyed an improving trend in institutional margins in RMF overall, as we write new business at better levels than those enjoyed by the business at acquisition. Net management fee income for the year represented 1.4% of average funds under management, up from 1.3% last year. The positive product performance noted above drove net performance fee income to £139.1 million, up 21% from last year, resulting in a total profit before tax and goodwill amortisation of £410 million, up 39% from the previous year.

Looking forward, our view of this business remains the same. We expect to see continued strong growth in assets allocated to alternative investment strategies that provide attractive diversification opportunities for investors. We intend that Man Investments consolidates and enhances its position as a leading global provider of these products and services.

Man Financial, our brokerage business, has had a very strong year, with pre-tax profits before goodwill amortisation and exceptional items up 47% to £70.8 million. This result reflects both the benefits of the successful integration of GNI, acquired in November 2002, and continued strong organic development of the business. Man Financial is one of the world's largest futures and options brokers providing execution, clearing, intermediary and matched principal services to both institutional and private clients in Europe, the US and Asia. We have successfully increased our share of a market that has itself seen consistent volume growth over recent years, in large part by successfully responding to the transition from floor to screen trading and the convergence of cash and derivative markets. All product lines performed well during the year with an outstanding result in particular from our interest rate products business which enjoyed active markets, growth in the client base, producer recruitment and the introduction of a new integrated cash bond business. Our foreign exchange and private client businesses also had a record year. In addition we enjoyed strong performances from energy, metals and fund services. The institutional equities business has also benefited from the GNI acquisition given its leading position in equity derivatives.

Looking forward we expect Man Financial's markets to continue to expand and believe that our business model, focused on growing market share, diversifying revenue streams, controlling overheads and exploiting scale advantages will support a continued growth in profitability from this business.

As indicated in last year's Annual Report in the discussion on the conversion to International Financial Reporting Standards (IFRS), the Group has decided to change its presentation currency from sterling to US dollars with effect from 1 April 2004 (the Group's IFRS transition date). This means that the first report published in US dollars will be the September 2004 Interim Report. As the majority of the Group's revenue streams, assets and liabilities are denominated in US dollars, it is consistent to present the Group's accounts in the same currency. The Group Board considers it appropriate to redenominate the share capital of Man Group plc to bring it into line with its functional currency and the functional currency of the the main operating subsidiaries. Shareholder approval for this redenomination into US dollars will be sought at the AGM. Dividends will still be paid in sterling and the London Stock Exchange will continue to quote and settle Man Group plc's share price in sterling.

This year has clearly been a successful one for the Group, and I offer my congratulations and thanks to Stanley Fink, Peter Clarke, Kevin Davis, Chris Chambers (who joined the Board on 20 August 2003) and all our staff whose efforts have contributed to this success. My thanks too are due to our non-executive directors Glen Moreno, Stephen Nesbitt, Alison Carnwath and Dugald Eadie. They were joined during the year by Jon Aisbitt and Jonathan Nicholls (appointed 20 August 2003 and 24 March 2004 respectively). Their collective diligence, counsel and challenge are an integral part of the success of the Group.

In conclusion I am pleased to say that the current year has started well. Appetite for our fund products remains strong. We recently reported that the global offering of the Man RMF Multi-Style product had closed in April having raised $819 million in investor subscriptions and setting a new record for a single global product launch. Funds under management have been affected by some negative investment performance, particularly in AHL during April, which has recently partly reversed in May. Funds under management are currently estimated to be $38.5 billion, with a good level of forward sales activity in the pipeline. The Brokerage business has also enjoyed a good start to the year, with continued record levels of market volumes.



Harvey McGrath
Chairman



We are very confident of the outlook for the coming year. Appetite for our fund products remains strong, as evidenced by our latest record fund launch. In Brokerage, our increasing market share, diversity of revenue streams and exploitation of scale continues to support growth in profitability.

Our core objective is to deliver significant growth in underlying earnings. Man has grown significantly both profits and funds under management in the year.

Operating Review

Man Group has enjoyed an outstanding year both in terms of continued strong profits growth and asset raising. We have continued to capitalise on our established presence and scale in both our businesses and more than achieved our financial targets.



Stanley Fink
Chief Executive

Overview

Our long-standing key financial and strategic objectives are:

Delivering significant growth in underlying earnings per share (as defined on page 1). Driven by strong growth in funds under management, net management fee income (before goodwill amortisation) is up over 50% to £271.1 million. Together with net profits from our Brokerage business, up 47% to £70.8 million, this has resulted in diluted underlying earnings per share increasing by 37% to 83.1p.

Maintaining high levels of return on capital. Post-tax return on average equity in the current period was a very satisfactory 32.2% (2003: 26.9%).

In Asset Management, we have continued to capitalise on our established presence and scale in the fast growing alternative investment market.

We have made significant progress in building relationships with high quality new and established managers across a range of complementary styles. At 31 March 2004, Man Global Strategies had agreements in place with 32 affiliated managers, a net increase of 15 since 31 March 2003. Likewise, RMF's sponsored programme, Hedge Fund Ventures, has now seeded nine managers. Our fund of hedge funds businesses have also made continued progress in sourcing new managers and we are now invested in over 270 managers in total. In December, we acquired 25% of BlueCrest Capital Management, a hedge fund manager focused on fixed income and currencies based in London. The acquisition of the interest in BlueCrest is part of Man's strategy to continue to access high quality managers with a material amount of additional capacity and as a consequence of this transaction Man will receive preferential access to available capacity from BlueCrest. BlueCrest has a strong brand name and an established track record and Man has been an investor in its core fund since inception. In the US, we have recently launched an SEC registered fund designed specifically for qualified individual retirement accounts and tax-exempt investors.

We will continue to invest in people, systems and infrastructure to provide scale to Asset Management to cater for continued strong growth.

In July, we acquired the 50% of OM Strategic Investments Limited (OMSI) which we did not already own. OMSI is based in Sydney and has operated for many years as sponsor and distributor of Man's products, principally in the Australasian region. In February 2004 OMSI renamed itself Man Investments Australia.

In Brokerage we have completed the full integration of GNI, which has provided significant cost savings, with associated first half exceptional integration costs of £5.3 million. Brokerage is well placed strategically in its main futures and options markets and is using its customer relationships and market presence to develop an increasing range of product capabilities.

Asset Management

Alternative investment market

Calendar 2003 was a record year for the industry with net inflows for hedge funds estimated at $72 billion according to TASS Research™. This represents a significant jump from 2002 when $16 billion was raised and the previous highest year in 2001 with $31 billion. Large institutional investors appear to have been a key contributor to the growth, and high net worth individuals and endowments also played a major role as investors increasingly look to hedge funds as a way of achieving absolute returns and/or diversification.

Overall, assets under management in the industry have grown at a compound average annual rate of 28% since 1990. As of January 2004, total assets were estimated to stand at $817 billion (excluding private equity and real estate) in some 6,300 funds, of which over 1,200 are funds of hedge funds.

Growth of the global hedge fund industry*


Number of hedge funds
Hedge fund assets
Number of hedge funds
US$ bn
7000
6000
5000
4000
3000
2000
1000
0
900
800
700
600
500
400
300
200
100
0
90 91 92 93 94 95 96 97 98 99 00 01 02 03

Source: Hedge Fund Research
*As at 31 December

According to HedgeWorld, approximately 75% of hedge fund assets under management are invested in strategies that are oriented toward equities and the remainder is invested in strategies oriented toward fixed income, futures, foreign exchange, and emerging markets. Currently, assets are allocated by the industry into the following broad categories.

Global breakdown by strategy

Equity Long/Short	29%
Market Neutral/Arbitrage	26%
Global Macro	17%
Event-Driven	15%
Managed Futures	9%
Other	4%
	100%

Source: HedgeWorld, Barclay Group

Man has a deliberate focus on quantitative strategies and those styles that have a low correlation to traditional markets. As a result, Man has a much higher weighting to the managed futures sector, which accounts for around one third of its assets, with most of this being offset by a lower weighting to the equity long/short sector and to a lesser extent global macro.

Despite the growth of institutional investments in hedge funds, the single largest source of assets is still thought to be high net worth individuals/family offices. Funds of hedge funds vehicles are estimated in aggregate to allocate more than $300 billion of assets to hedge funds due in large measure to their being the vehicle of choice through which institutions invest in the hedge fund industry. The fund of funds sector is becoming increasingly concentrated. The top 10 fund of funds managers have total funds under management of $114 billion, which represents almost 40% of all assets managed by funds of funds and around 14% of total hedge fund assets under management.

Top 10 fund of funds managers

Firm	Funds under management December 2003 $bn	
GAM Multi-Manager	17.9	6%
Man Global Strategies	**16.0**	**5%**
RMF	**12.5**	**4%**
Permal Group	11.1	4%
Union Bancaire Privée	10.9	4%
Quellos	10.3	3%
Ivy Asset Mgmt	9.5	3%
UBS Global Asset Management A&Q	9.4	3%
Financial Risk Management	8.6	3%
Goldman Sachs Asset Management	8.3	3%
	114.5	38%

Source: Investhedge, Company

Funds under management (US$ billion)


March 2003
Acquisitions
Sales
Investment movement
Redemptions
FX and other
March 2004
3.0
(4.2)
1.5
15.6
RMF
0.6
11.5
11.1
4.9
Glenwood
5.0
10.3
AHL
6.3
3.7
7.5
Other
26.1
38.5
Total

The hedge fund asset class is rapidly maturing. Investors are becoming increasingly well educated about the asset class. In a maturing hedge fund industry, hedge fund managers will increasingly need to have strong points of differentiation. They may set themselves apart through strong performance, value added product formation and investor services, or all of these. The industry is in good shape with an influx of new talent and trading approaches matched by continuous attrition that is removing the less talented players. Going forward, funds of hedge funds will increasingly become the gateway to the industry.

Man Investments

Man Investments is a leading provider of hedge funds to both private and institutional investors. It provides innovative products and tailor made solutions. Man has focused its Asset Management activities exclusively on alternative investments and our track record stretches back more than two decades. The length and quality of this track record is critical in an industry whose central goal is to provide diversification away from traditional equity and bond investments.

We have established a new management and governance structure based upon our "complete firm" business model. This model has guided the recent success of the business and provides a rational and scaleable arrangement of specialisms. The model aligns the key components of the value chain under: Distribution, Product Structuring and Content. The objective is to continue to achieve a level of excellence in each component of the value chain, thereby enabling us to sustain our growth momentum.

We have also taken continuing measures to scale the business and have recruited several key employees in most of the major departments, which have further increased the strength and depth of those departments.

As demonstrated by the continued strong growth in funds under management, Man Investments had another outstanding year. The chart above breaks out the component parts underlying this growth during the year. As can be seen the key feature has been the continued strong level of sales.

Sales and distribution

Man had an outstanding year with sales of $11.5 billion, up from $6.7 billion in the prior period. Sales were strong across the different sectors of Man's business. These include the global launches, joint venture sales, open-ended sales and fund of funds sales aimed at institutional investors.

Sales in the year to 31 March 2004 (US$bn)

1 Global launches: 3.3 (2003: 2.2)
2 JVs: 2.1 (2003: 0.8)
3 Open-ended private investor: 2.4 (2003: 1.3)
4 Institutional: 3.7 (2003: 2.4)


4
1
2
3

We deliver our products through a powerful distribution network that we have built up over the previous two decades. We have established offices strategically located to serve our investors around the world. Historically the largest markets have been Western Europe (excluding the UK) and Asia Pacific (including Australia and New Zealand). Sales this year have broadly reflected this mix with Europe, and in particular Switzerland, being strong.



Chris Chambers
Chief Executive, Man Investments

Sales - year to 31 March 2004

1 Europe 64% (2003: 53%)
2 Asia Pacific 20% (2003: 26%)
3 Americas 10% (2003: 12%)
4 Middle East 6% (2003: 9%)


4
3
1
2

We have an extensive intermediary network covering a very wide array of institutions and financial professionals with a client base of private investors. These intermediaries include asset managers, banks, brokers and IFAs. We seek constantly to grow the quality and absolute size of the network.

Number of intermediaries
as at 31 March 2004


1800
1600
1400
1200
1000
600
400
200
285
504
709
805
1,011
1,282
1,644
March 1998
March 1999
March 2000
March 2001
March 2002
March 2003
March 2004

The increase in funds under management in the year from Man's four global launches (Man Multi-Strategy Series 5 and 6, Man AP Unison Series 1, Man Global Strategies Diversified) was a record $3.3 billion, up from $2.2 billion in the prior year. The global launch of Man RMF Multi-Style raised $819 million of investor money and started trading in May 2004. It is therefore not included in the sales figures for the year to 31 March 2004.

Sales of our joint venture or "white label" business accounted for $2.1 billion. This is where we work with another financial institution, typically a bank, and construct a customised product to meet their specific requirements for distribution to their client bases.

Open-ended sales accounted for $2.4 billion. These represent sales of products which are continuously open to investment. These include a large range of products such as Man AHL Diversified plc, which offers weekly liquidity to investors, Man Arbitrage Strategies and Man-Glenwood Multi-Strategy Fund. We also offer a range of products utilising the skills of RMF, including Man RMF Diversified, RMF Four Seasons Strategies and RMF Absolute Return Strategies. These and other products continue to be offered to investors on a world-wide basis and are complemented by products focused on particular markets. For example, during the year we launched our first domestic product in Switzerland, Man Multi-Strategy CH Fund and are expecting to launch a second product focusing on the Hong Kong market during the autumn of 2004.

Fund of funds sales to institutions accounted for $3.7 billion. These are generally the result of direct relationships with the client institution, in some cases working with consultants. Before the acquisition of RMF, Man Investments had been active in the institutional market, mainly in Japan and the Middle East. The acquisition of RMF brought, in addition to a highly respected track record as a leading fund of hedge fund manager, a professional sales team focused on institutions in Europe, with a particularly strong client base in Switzerland and Germany. Following the integration of RMF last year, and the combination of sales forces, we have been working to broaden this client base across Europe and have had success in winning mandates in France and the UK, and made good progress elsewhere, most notably in The Netherlands.

Outside Europe, as interest in these products continues to develop, other strategic areas for institutional sales include Asia Pacific, particularly Japan, and the Middle East. To take advantage of this growth in the institutional market, Man has strengthened its consulting capabilities to provide added value in the development of institutional relationships.

In North America, we continue to support the objective of building a distribution network to address a mass-affluent investor universe, and to structure attractive products within the US onshore regulatory framework. We have signed up 64 intermediaries and are continuing to see sales of our registered product. After the end of the year, Man launched the Group's first US SEC registered fund of hedge funds designed specifically for qualified individual retirement accounts and tax-exempt investors in the US.

Redemptions
Redemption levels in private investor products in the year at 12% were at the bottom of the 12-18% range that we have typically experienced over the long-term. We have observed little correlation between redemptions and fund performance. Redemptions are a function of a number of factors that determine investor behaviour including geographical diversity. Furthermore, early redemption charges and the extended tenor of most structured note products encourage investors to maintain the long term view.



Our success has been based on delivering high-quality hedge fund investment content to investors, in the form of attractive fund structures. Our aim is to continue to focus on this core activity.

Institutional redemptions totalled some $2.5 billion. Of this, around $400 million represented switches at RMF whereby investors redeemed from one fund product and reinvested in another, which is included in both redemptions and sales. Other outflows in RMF amounted to $0.9 billion. Glenwood redemptions were $1.2 billion, which is mainly due to management changes and under-performance up to the beginning of the year. Glenwood's funds under management have now stabilised.

Product structuring and financing

Man has spent two decades understanding investor requirements, identifying opportunities and developing leading-edge products and tailor-made solutions that cater to the varied needs of institutional and private investors. During the year, 61 new products were successfully developed and we currently actively manage 344 products.

Our structuring expertise enables us to offer a range of product types. For the private investor, our structured products have been the most sought after, and these products currently account for about 72% of our private investor assets under management. The bulk of our structured offerings provide principal protection in the form of capital guarantees, with a fixed life to maturity and monthly liquidity.

We adapt principal protection structures to meet investor needs and continue to offer existing features such as variable capital guarantees, which make provision for profits to be locked-in, so that the level of principal protection at maturity is raised above the initial capital invested. In addition, we provide innovative solutions to particular markets, both in terms of product characteristics (for example, variable coupons and capital protection levels) and in terms of structuring features, often working with other financial institutions to "wrap" products to suit investor needs. Structuring advances and sophisticated financing arrangements enable us to optimise cash usage for increasingly diversified portfolios that include cash-intensive hedge fund strategies. Our approach to creating and managing principal protected structures continues to be guided by the requirement that every portfolio should be able to withstand market shocks and maintain the trading capital required to achieve its target performance.

The latest product launches covered a full range of investment strategies and offered varying levels of targeted returns and volatility. These products also offered investors a range of features including: increased investment exposure through leverage; capital guarantees from highly rated banks to return at least 100% of subscribers' initial investment at maturity; profit lock-in features that may allow the guarantee level to rise; and giving investors a choice of both capital and income bonds.

Man Multi-Strategy Series 5 and 6, the first and last global launches of the financial year, are part of our successful multi-strategy family of products focused on four broad categories: Securities Selection (long/short), Event Driven, Managed Futures and Market Neutral and Arbitrage. They target returns of 15-17% per annum with the aim of restricting volatility to around 10-12%, and benefit from an investment exposure of US$/Euro 150 for every US$/Euro 100 invested.

Man AP Unison Series 1 represents the latest addition to the innovative Man AP product family. It continues the AP family's conservative investment theme whilst providing even greater diversification. It targets returns of 14-16% per annum over the medium-term with targeted volatility of 8-10% and benefits from an investment exposure of US$/Euro 150 for every US$/Euro 100 invested.

Man Global Strategies Diversified was structured to provide access to a wider range of managers and strategies that give even greater diversification for lower volatility, while still providing the clear advantages of principal protection, profit lock-in and increased investment exposure. It targets returns of 13-15% per annum over the medium-term with targeted volatility of 7-8% and benefits from an investment exposure of US$/Euro 150 for every US$/Euro 100 invested.

Man Multi-Strategy Series 5 was the first product in the Man Multi-Strategy product family to offer investors a choice of both capital and income bonds as well as carrying a guarantee of return of capital at maturity along with a profit lock-in feature that may allow the guarantee level to rise. Man RMF Multi-Style was the first product to combine RMF's investment selection expertise, asset allocation and risk management skills with the added benefits of Man Investments' structuring capabilities. It also offered a CHF-Class Bonds, in addition to the usual USD-Class and EUR-Class Bonds.

The OM-IP 130 Plus, OM-IP 140 Plus and OM-IP 220 Series 9 have a similar structure to the Man-IP 220 family based around the core investment approaches of the AHL Diversified Programme and the Man-Glenwood Portfolio. However, OM-IP 130 Plus and 140 Plus are the first to be launched by Man which carry capital guarantees, from a highly rated bank, to return at least 130% and 140% respectively of subscribers' initial investment. OM-IP Multi-Strategy has a similar structure to the Man Multi-Strategy product family.

After the year-end, we launched Man-Glenwood Lexington TEI, LLC, the Group's first SEC registered fund of hedge funds designed specifically for qualified individual retirement accounts and tax-exempt investors in the US. The structure of the fund allows eligible investors with tax advantaged status – pension plans, employee benefit plans, foundations and endowments and individual retirement accounts (IRAs) – access to the portfolio of an already established multi-strategy fund of hedge funds with a ten-year track record.

Investment Managers

Our core investment managers provide the investment content for the products and solutions we structure. They focus exclusively on portfolio construction and management, while benefiting from Man's solid business and corporate infrastructure. Each has distinct expertise as manifested in a diverse range of portfolios offering different target risk/reward profiles.

We aim to access high-quality hedge fund capacity through a range of methods. These include partnerships with new start-up managers through our Man Global Strategies and Hedge Fund Venture programmes, optimising the more diversified capacity-accessing capability of our two fund of hedge fund engines, RMF and Glenwood. Most recently, Man has broadened its strategy to include the taking of equity stakes in developed Managers and in December it acquired 25% of BlueCrest Capital Management, an alternative asset manager focused on fixed income and currencies based in London.

As can be seen from the table below, the one, three and five-year performance records have continued to be strong.

Performance records
Compound annual rate of return to 31 March 2004

	1 year to 31 March 2004	3 years to 31 March 2004	5 years to 31 March 2004
AHL Diversified Programme[1]	18.3%	12.5%	16.6%
RMF[2]	12.3%	7.4%	9.6%
Man-Glenwood[3]	5.4%	2.5%	8.7%
Man Global Strategies[4]	9.1%	7.6%	n/a[4]
HFRI Fund of Funds Composite Index	14.1%	5.9%	8.8%
S&P 500	35.1%	0.6%	–1.2%
FTSE 100	25.2%	–5.0%	–4.0%

Source: Man database, Standard & Poor's Micropal and HFRI Fund of Funds Composite Index.
[1] AHL Diversified: represented by Athena Guaranteed Futures Limited.
[2] RMF: represented by RMF Absolute Return Strategies I fund (dividends reinvested).
[3] Man-Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited.
[4] Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited. Inception July 2000 so five year track record not available.
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

AHL Diversified Programme performance
20 December 1990 to 31 March 2004


AHL Diversified Programme
World stocks
World bonds
13,000
11,000
9000
7000
5000
3000
1000
91 92 93 94 95 96 97 98 99 00 01 02 03 04
Index value US$ (Log scale)

	AHL Diversified[1]	World stocks	World bonds
Total return	1,002.9%	204.1%	224.3%
Annualised return	19.7%	8.7%	9.2%
Annualised volatility	17.0%	14.1%	7.6%
Worst drawdown	−21.1%	−46.3%	−8.6%
Sharpe ratio	0.92	0.33	0.67

Source: Man database and Standard & Poor's Micropal.
[1] AHL Diversified: represented by the performance of Athena Guaranteed Futures Limited (prior to 1 October 1997, actual trading results have been adjusted to reflect the current guaranteed public fee structure). World stocks: MSCI World Stock Index (total return).
World bonds: Citigroup World Government Bond Index (total return).

AHL

AHL implements managed futures investment programmes. These programmes are quantitative and primarily directional in nature, meaning that they seek to take advantage of upward and downward price trends. Funds under management in the programme increased during the year from $6.3 billion to $10.3 billion.

The ability of the AHL programmes to manage higher levels of assets whilst avoiding performance degradation depends on a process of continuous refinement, including trading model improvements, sophisticated portfolio construction, the addition of new markets and the introduction of higher capacity products.

The AHL Diversified Programme, as represented by the performance of Athena Guaranteed Futures, recorded a strong return of 18.3% in the year to 31 March 2004. Profits from foreign exchange, metals and stock index markets bolstered the programme's returns, with the broad-based downward trend of the US dollar proving particularly beneficial. Established short positions in the US currency thrived after the US dollar tumbled on the back of concerns over the size of the country's budget and current account deficits. In the metals sector, long base metal positions were well placed to benefit from a general upward trend in prices during the year, while long stock index positions captured gains amid strengthening equity markets.

The overall performance of AHL is illustrated by the AHL Diversified Programme, as shown in the table opposite. The programme has proved its ability to outperform world stocks with controlled risk and the AHL Diversified fund has recorded a compound annual return of 20% from 20 December 1990 to 31 March 2004. The returns from AHL have an extremely low correlation to stock market returns – over the period since inception AHL has a −0.2 correlation to the MSCI World Stock Index.

RMF Absolute Return Strategies performance
1 July 1998 to 31 March 2004


RMF Absolute Return Strategies I
World stocks
World bonds
1600
1400
1200
1000
800
600
1999 2000 2001 2002 2003 2004
Index value US$ (Log scale)

	RMF Absolute Return Strategies I	World stocks	World bonds
Total return	56.8%	7.6%	59.0%
Annualised return	8.1%	1.3%	8.4%
Annualised volatility	3.8%	16.9%	8.5%
Worst drawdown	−7.3%	−46.3%	−8.6%
Sharpe ratio	1.26	n/a	0.59

Source: Man database and Standard & Poor's Micropal.
World Stocks:
MSCI World Stock
Index (total returns). World bonds: Citigroup World Government Bond Index (total return).

RMF

RMF provides fund of hedge funds and bespoke solutions for institutional investors as well as convertible bond and leveraged finance products. This content has been attractive to institutional investors and increasingly has been applied also in structured and open-ended products directed at private investor channels. The process of progressively deploying RMF fund of hedge fund content in higher-margin retail-directed product has reached a significant stage of maturity with the recent global launch of Man RMF Multi-Style, a global offering of a capital-protected retail product with underlying RMF content, which raised a record $819 million.

In addition, RMF maintains an "incubator" of hedge funds (HFV) with a separate team focusing on this area. To date it has seeded nine managers. RMF utilises a fund, with external investors, designed as a vehicle for sponsoring new managers. The investment terms usually involve holding equity in the management company along with capacity-access agreements. The situations in which it invests typically involve a credible senior management team setting up a new independent programme within the well-established "de-consolidation" tendency among hedge fund managers.

The year to 31 March 2004 was strong for RMF with diversified multi-manager products, such as RMF Absolute Return Strategies I, generating returns in excess of 12% with a low associated volatility of under 3%. The Event Driven and Global Macro strategy groups delivered the greatest returns. In the Event Driven category, strong gains from distressed securities managers underpinned returns as an ongoing tightening in high yield credit spreads proved beneficial. A number of managers within the Global Macro strategy profited from the downward trend in the US dollar, while the Managed Futures category also performed well, despite sharp price reversals in June/July. The Relative Value and Equity Hedged categories posted solid gains.

Glenwood portfolio performance
1 January 1987 to 31 March 2004


Glenwood
World stocks
World bonds
6000
5000
4000
3000
2000
1000
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
Index value (Log scale)

	Glenwood Portfolio	World stocks	World bonds
Total return	468.0%	321.8%	359.0%
Annualised return	10.6%	8.7%	9.2%
Annualised volatility	6.1%	15.3%	8.0%
Worst drawdown	−13.6%	−46.3%	−8.6%
Sharpe ratio	0.96	0.26	0.56

Source: Man database and Standard & Poor's Micropal.
Glenwood Portfolio: represented by the performance of Glenwood Partners L.P. (net of fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund Limited from 1 January 1996 to 31 March 2004. World Stocks: MSCI World Stock Index (total return). World Bonds: Citigroup World Government Bond Index (total return).

Glenwood
Glenwood has been a pioneer in providing multi-manager funds of hedge funds portfolios that target stable risk-adjusted activities not correlated to other asset classes. Glenwood has been selecting and combining hedge funds to generate strong risk-adjusted returns since 1987 making it one of the most long-established fund of hedge fund managers. It seeks to minimise manager, strategy and market risk by investing across a diversified range of approved managers that implement complementary investment strategies.

Glenwood delivered good results in the year to 31 March 2004 on a risk-adjusted basis, although the absolute risk and return levels were relatively low. Performance from the Glenwood Portfolio was positive over the period. In achieving a profit of 5.4%, the Man-Glenwood Multi-Strategy Fund posted gains in each month of the year and recorded a volatility of under 1%. The Equities – Either Long/Short, Sector Investments and Distressed Securities strategies registered healthy profits, with long/short equities managers achieving impressive returns amid an upward trend in equity markets. Other strategies that achieved gains included the Mergers & Reorganisations and Multi-Strategy categories. Overall performance was restricted by losses from short sellers, while disappointing returns from Equities – Balanced and Commodities & Futures managers also weighed on performance.

Man Multi-Strategy Guaranteed Limited performance
15 July 2000 to 31 March 2004

— Man Multi-Strategy Guaranteed Limited
— World stocks
— World bonds


1800
1600
1400
1200
1000
900
2001
2002
2003
2004

Index value US$ (Log scale)

	Man Multi-Strategy Guaranteed Ltd	World stocks	World bonds
Total return	58.0%	–17.6%	46.9%
Annualised return	13.0%	–5.0%	10.8%
Annualised volatility	11.2%	16.6%	8.6%
Worst drawdown	–11.1%	–44.6%	–7.1%
Sharpe ratio	0.94	n/a	0.97

Source: Man database and Standard & Poor's Micropal. The performance record shown for Man Multi-Strategy Guaranteed Limited is based on US$ denominated returns. World Stocks: MSCI World Stock Index (total return). World bonds: Citigroup World Government Bond Index (total return).

Man Global Strategies
Man Global Strategies constructs and manages hedge style and multi-strategy portfolios, including the portfolios for Man Investments' structured products. As a result, its funds under management comprise allocations to both affiliated managers and to Man Investments' core managers, AHL, Glenwood and RMF. In the funds under management chart, shown above, we have broken down the Man Global Strategies products into the constituent parts to avoid a double count. As a stand-alone multi-manager provider, Man Global Strategies would rank as one of the largest fund of funds managers globally being responsible for around $17 billion at 31 March 2004, up from $11 billion at 1 April 2003.

The manager sourcing activities form alliances with selected managers through strategic relationships, affiliations, capacity agreements and joint venture structures. The manager portfolio reflects a wide range of relative manager maturities, from established managers through to start-up incubation projects, some of which are nurtured through a "trader hotel" concept that enables Man to provide a supportive environment for the early stages of managers' businesses. In all activities – manager sourcing, due diligence, portfolio construction, monitoring – there is a strong emphasis on risk management and on operational/financial control at both the manager level and in the disciplines of the Man Global Strategies content engine itself. Man Global Strategies currently has 11 strategic alliances, 21 capacity relationships and four others in early stages of sponsorship. The range of hedge fund styles represented in the portfolio includes arbitrage, directional, equity hedge, long/short equities and managed futures.

Man Global Strategies constructs a number of separate products designed to target varying levels of risk. The manager has shown a consistent ability to produce returns, as shown by the first multi-manager launch Man-IP 220 in 1996 which has returned 261.8% at a compound annual return of 19.2%, from inception to 31 March 2004. As more managers have been sourced and have been developed so Man Global Strategies has been able to pass the benefits of this diversification on to clients by improving risk adjusted returns. Such products include the Man-AP Stratum and Man Multi-Strategy portfolios which are increasingly diversified but continue to produce annualised returns of 17.0% and 13.0% (from their respective inceptions to 31 March 2004 at respectively lower risk levels). The approach which has led to this ability to offer better risk adjusted returns provides access to multiple investment strategies, most of which have relatively low correlation to traditional assets. As can be seen in the chart, Man Multi-Strategy Guaranteed Limited has demonstrated its value as part of a diversified portfolio, generating a return of 9.1% in the year to 31 March 2004.



We have successfully integrated RMF and GNI, acquired last year, into our existing businesses and their contribution has met, or exceeded, our expectations.

Brokerage



Kevin Davis
Managing Director, Man Financial

Man Financial is one of the world's largest futures and options brokers and commands a global financial presence with offices that include New York, Chicago, London, Paris, Singapore, Sydney and Taiwan. Today the division provides intermediary and matched principal broking and other related services to a worldwide client base, which ranges from financial institutions, asset managers and industrial groups to professional traders and private clients.

Man Financial has achieved a record profit before tax, goodwill amortisation and exceptional GNI integration costs of £70.8 million, an increase of 47% over the previous year. This accounted for about 15% of the Group's total pre-tax profits before goodwill amortisation and exceptional items. Of equal importance it has achieved this growth while maintaining its profit margins during a period that saw the absorption and rationalisation of a major acquisition. This resulted in a compound annual growth rate since 1999 of 23%. The strong results were reflected in excellent performance across the span of its businesses.

Pre-tax profit* of Man Financial (£m)


80
70
60
50
40
30
20
10
0
March 1999
March 2000
March 2001
March 2002
March 2003
March 2004

*Before goodwill amortisation and exceptional items

The factors behind this success are the following.

Tremendous growth in the underlying markets. The derivatives markets have grown each year for the last 25 years almost without exception. The increasing sophistication of users of the derivatives markets and broadening of the customer base has been a primary influence. The culture of risk management in institutions and corporations has continued to grow, driven by regulatory developments. Balance sheet risks are increasingly hedged off and there has been an increasing appreciation of the value of the credit intermediation of the clearing houses versus bilateral credit risk. Another major driver of market volumes is the continuing growth of the asset management industry and its expanding use of the listed derivatives markets. The demand by investors for price transparency by hedge funds has been met by the exchanges daily settlement structure. In addition fund managers increasingly view derivatives as an efficient source of leverage with low transaction costs. The ongoing decline in these transaction costs is also further driving volumes. Technology is not only having an increasing effect on costs but is also increasing market access as online trading products link to the exchanges. As Man Financial grows its market share, it benefits further from the growth in overall market volumes. The following graph shows the increase in futures volumes over time. It demonstrates organic growth of around 18% per annum over the last 12 years.

World volume of exchange traded futures and options on futures
(millions of contracts)


3500
3000
2500
2000
1500
1000
500
0
91 92 93 94 95 96 97 98 99 00 01 02 03

Source: CFTC, BIS
Note: excludes options on individual equities and Asian equity indexes.

A leading market position in the products we trade. The volume of business transacted through Man Financial on a single day has been as high as 4.5 million lots, making us comparable to a major global derivatives exchange. We now execute, on average, in excess of one million contracts per day and clear over 2.5 million contracts per day. This tremendous pool of liquidity enables us to both attract new clients and recruit producers who are able to enjoy the benefit of the significant flows of business being transacted through Man Financial. This in turn gives us significant economies of scale and market information, which further enhances our ability to react, participate and benefit from the changing nature of the derivatives markets. The table shows Man Financial's current rankings on the world's major futures exchanges.

Man Financial – exchange rankings
As at March 2004

Exchange	Location	Measure	Man Financial Share of volume	Ranking
Eurex†	Europe	Execution	13%	1st
Euronext	Europe	Execution	18%	1st
CME	US	Cleared	9%	1st
CBOT	US	Execution	4%	6th
NYMEX	US	Cleared	12%	1st
IPE	UK	Cleared	18%	1st
LME	UK	Cleared	8%	2nd*
SFE	Australia	Cleared	7%	6th
SGX	Asia	Cleared	9%	2nd

Source: Exchange publications
* estimated (no official rankings published)
† excludes single stock options

Revenue Diversity. Revenues flow from four sources: execution fees, clearing fees, matched principal spreads and interest income. Our focus has been on the high margin and higher growth execution and matched principal functions to complement our extensive clearing business, whose significant client balances, currently in excess of $7 billion, will benefit us as interest rates rise.

Revenues by type (US$m)


Interest
Matched Principal
Execution only
Clearing
700
600
500
400
300
200
100
0
FY00
FY01
FY02
FY03
FY04

Source: Man database

Focus on overheads. Man Financial has been able to achieve its growth while successfully integrating its acquisitions in a timely fashion. This has resulted in a significant drop in its ratio of fixed costs to net revenues. The continued migration to electronic markets with their straight through processing provides continuing opportunity for cost rationalisation.

Product Diversity. Man Financial has established a leading presence in the institutional brokerage of Interest Rate Products, Foreign Exchange, Energy, Metals, and Equity Derivatives, while also having a strong position in providing execution and clearing services to the professional trader and private client market. We enjoy strong positions in both the traditional phone serviced market as well as the growing e-commerce sector of these markets.

The diversity of customers and products means that Man Financial is not impacted significantly by a downturn in a specific market. The chart below shows the percentage make up of net revenues by business line.

Revenue by business line (March 2004)

1 Interest rate products: 31%
2 Equities: 13%
3 Forex: 13%
4 Energy/Metals/Agriculture: 15%
5 Hedge Funds/CTAs: 7%
6 Private Clients: 17%
7 Progressional Traders: 4%


7
6
1
5
2
4
3

Managing Market Change is a core competence of Man Financial whether that change be the evolution of the markets to electronic media or the convergence of the cash and derivative markets. The conversion of the futures markets from floor-based exchanges to electronic markets has diminished the role of the passive broker while providing enormous opportunity to those with a fundamental understanding of market dynamics. Man has been able to expand its position significantly as the markets have moved on screen.

As the world futures markets moved on screen, first in Europe and subsequently in the rest of the world, market liquidity in the most actively traded front months of the large interest rate markets were increasingly self-executed by clients. At the same time, the large volumes in the less liquid deferred months and options saw the liquidity on the screen dissipate as institutional traders were reluctant to put firm bids and offers on the screen. Spreads widened, increasing the value of the broker who could effectively access other traders with opposite interest to provide liquidity to the institutional trader. Man Financial recognised this process and became a leader in accessing market interest (within the applicable exchange regulations) on behalf of large institutions and asset managers. The growth of this business attracted more clients and brokers to our growing position at the centre of market liquidity in many of these products and continues to feed on itself as Man's client base grows further expanding its sources of liquidity.

The European financial futures markets at Eurex and Euronext are now exclusively screen-traded while the Chicago exchanges have just passed the 50% mark in screen trading. This is largely because on the Chicago exchanges, agricultural markets are still floor-based as are effectively all options markets. The leading interest rate futures contracts at the CBOT are now over 90% screen traded while the CME's large Eurodollar futures contract has rapidly moved in recent months to over 20% screen traded. As this evolution continues, Man's experience in Europe is helping to strengthen its position in the US markets as evidenced by our recent increase in market position at the CBOT from tenth to sixth in a matter of months.

The convergence of the cash and futures markets has been the other transformational change in the world's derivatives markets in virtually all market sectors. This has provided an enormous opportunity for Man Financial and is increasingly a major focus of its efforts to provide value to its clients. The cash markets in interest rates, equities, energy and metals were until recently closed communities of large institutions with less well developed trading protocols and clearing structures – where they existed. Today cash bonds are traded electronically and cleared through large clearing houses making them accessible to a larger range of participants. This allows asset managers to take advantage of the changes in relative value between the futures and cash markets, which momentarily lag each other in value. This is equally true in the equity and foreign exchange markets and the energy and metals markets. Man Financial's unique position at the centre of liquidity in the futures markets has put us at the nexus of this development and has allowed it to bridge these markets for our clients. We have significantly strengthened our cash market capabilities in all of these market sectors which is having a positive impact on our profit margins and return on capital.

In the financial year all business areas performed well. Man Financial achieved outstanding returns from our Interest Rate Products business, enjoying active markets, growth in the client base, successful recruitment of producers and the successful inception of cash bond business in London, New York and Paris. These offices plus the strong franchises in Chicago, Singapore and Sydney have achieved leading positions in their markets.

Our Foreign Exchange business had a record year. The successful integration of GNI's FX business into Man's complementary institutional business expanded our client base and service capabilities, as markets became increasingly active. The units in New York, London and our Asian offices bridge the cash and derivative markets for clients looking for seamless market access.

Our institutional equities business was also significantly strengthened with the acquisition of GNI and its leading position in equity derivatives, including the contract for differences ("CFD") product which is actively used by the fund management community.

This business is being expanded to provide execution services in individual shares for institutions looking to access market liquidity in the changing market-place.

Our Energy business enjoyed another strong year as it continued to lead its markets. The energy industry is also seeing a convergence in its cash and futures markets as the exchanges now provide a clearing mechanism for selected OTC products. This has provided us with the opportunity to expand our traditional focus from industry to the asset managers with growing success. Significant recruitments in both London and New York have given added strength and breadth to our team as we increasingly bridge the cash and futures markets for our clients. The business has been repositioned from a clearing driven business to an execution driven business while maintaining a strong share of the energy clearing industry.

Our Metals business has continually expanded its client base, market share and profits in recent years during subdued market conditions. It achieved a strong position in its market with an 8% share. This year our efforts have been amply rewarded as the growing economic recovery generated significantly higher prices, volatility and volumes. As a result profits have grown 59% over the prior year with strong prospects for active market conditions for some time.

Fund Clearing Services saw significant growth in profits as the division expanded its client base. This area also provides clearing services to our affiliate Man Investments for their activities in these markets. The asset management community is a primary focus for our clearing services.

Private Client business at Man also enjoyed a record year, particularly in Europe. The integration of GNI's retail CFD business and the roll out of the GNI Touch electronic platform underpinned a significant expansion in clients, volumes and profits. The pending rollout of the online FX product is expected to further this growth. Our offering in these markets includes both an execution and clearing service in electronic or full service form. GNI Touch's e-commerce business for the professional trader community also had a record year as market volumes soared in both interest rate products and the increasingly popular equity index products.

We enter the new financial year confident about the opportunities ahead for our brokerage business. Revenues are diversified, overheads controlled and market share strong – all in a rapidly expanding market-place.



Stanley Fink
Chief Executive

The Group's ability to identify, assess, monitor and manage each type of risk to which it is exposed is an important factor in its financial soundness, performance, reputation and future success.



Financial Review

The Man Group has had another very successful year with continued strong profits growth and the achievement of our financial objectives. We have successfully integrated the RMF and GNI businesses acquired last year and the contribution from these businesses has met, or exceeded, our expectations.



Peter Clarke
Finance Director

The financial position of the Group remains strong. Our aim remains to adopt conservative accounting policies that give a true and fair view of the Group's results and financial position, and to be transparent and helpful in our analysis of the Group's Accounts. This Report sets out our financial objectives and analyses our results, cash flows, balance sheet and funding and liquidity capacity. In addition there is a discussion of the accounting developments that are affecting the Group (in particular the advent of the conversion to International Financial Reporting Standards) and a summary of the processes and procedures we use to manage our key risks. Risk Management across the Group is continually being reviewed due to both the growth of the business and in anticipation of changes in the regulatory environment to be implemented through the Integrated Prudential Source Book (effective late 2004) and the Basel II Capital Accord (Basel II), which is expected to be effective on 31 December 2006.

Financial objectives

The Board believes that long-term shareholder value will be achieved through the continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes. The Group has achieved these objectives in the current year, as it has in each year since they were set in March 2000.

Diluted underlying earnings per share has grown by 37% over the last year and by 40% compound per annum over the last four years. Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. This measure excludes the net performance fee income from Asset Management, Sugar Australia, goodwill amortisation and exceptional items (a full reconciliation of underlying earnings and underlying earnings per share to their corresponding statutory figures is shown in note 12 to the Accounts). Underlying earnings per share are lower than total earnings per share but we target this measure when reviewing results because it does not include performance fee income which, although valuable to shareholders, is volatile when looking at year-on-year comparisons.

There has also been strong growth in the statutory measure – diluted earnings per share on total operations. This has increased by 36% over last year and has grown by 29% compound per annum over the last four years.

Diluted earnings per share (pence)


EPS on total operations
Underlying EPS
2001
48.1
30.4
2002
56.8
45.7
2003
75.8
60.7
2004
103.1
83.1
0
20
40
60
80
100
120

As well as seeking growth that is profitable and sustainable, our second financial objective is to target an efficient capital structure so as to maintain high levels of post-tax return on equity whilst retaining a strong Group balance sheet. Within the Group, our businesses are allocated and charged for their use of both capital (including goodwill) and credit so as to ensure business unit alignment with the Group's objective. The Group's post-tax return on equity for the year was 32.2%. This compares to 26.9% last year, which was lower than in previous years mainly due to the Group's capital base doubling as a result of the RMF acquisition. The successful integration and subsequent performance of RMF, coupled with significant growth in the existing businesses, has led to the post-tax return on equity in the current year increasing to the higher levels seen previously. The appropriate capital structure for the Group reflects not only the wish for financial efficiency but also the need to maintain a robust capital base to support changing regulatory capital requirements and to ensure financial flexibility in changing capital markets. These issues are discussed later in this Review.

Post-tax return on equity (%)


2001
32.1
2002
30.7
2003
26.9
2004
32.2
0
5
10
15
20
25
30
35
40

WACC

The Group's estimated weighted average post-tax cost of capital ("WACC") is just over 6.5%. This figure is based on a cost of equity of 6.9% (using CAPM and assuming a beta of 0.5 – source: Bloomberg) and a post-tax cost of debt of 4.8%. The WACC of any company reflects its mix of debt and equity funding, and the factors influencing the Group's view of the appropriate mix are discussed in this Review. With a post-tax return on equity of 32.2% for the year, the Group's shareholders are seeing a return of almost five times the Group's cost of capital. Over the last four years returns have varied between four and five times the Group's WACC, with the level of performance fee income in the year being the main cause for variation.

Returns to shareholders

Total shareholder return is measured as the change in the value of a share plus the value of the dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid. On this basis, the Group returned 84% during the year, compared to the FTSE 100 return of 25% and a return of 59% from our industry sector – Speciality and Other Finance. Over the last five years the Group's return to shareholders has averaged 45% per annum.

We have grown the total dividend by over 29% from last year. This year's dividend is covered 2.8 times by underlying earnings and 3.4 times by total earnings. The Group's policy is to grow the level of dividend, whilst maintaining cover of at least two times underlying earnings. The Group also typically earns substantial performance fees in addition to underlying earnings, and as previously stated it is the Board's long-term strategy to enhance the existing share repurchase activity by using an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares. This share repurchasing will take place in the market on a continuing basis from year-to-year rather than being confined within the accounting periods during which performance fees are earned. During the first half of the year 1.4 million shares were repurchased at an average cost of £12.34 per share (more details are given in the Directors' Report on page 37). This repurchasing activity was earnings enhancing.

Summary of results

Profit before tax on total operations was up 46% to £434.6 million. Excluding goodwill amortisation and exceptional items, pre-tax profits increased 39% in the year to £484.5 million. Underlying pre-tax profit increased 49% in the year to £341.9 million. This year's results have been achieved despite the impact of a negative currency translation in excess of £30 million, largely due to the US dollar weakening against sterling. Most of the Group's revenues arise in US dollars as the majority of our business is denominated in that currency and the average exchange rate for the year was $1.6938 (2003: $1.5471). The Group does not hedge its US dollar earnings into sterling. The Group's hedging policy is set out in this Review in the market risk section.

Pre-tax profits (£ million)



Underlying PBT
PBT on total operations
PBT before goodwill amortisation and exceptionals
2001
100.9
159.0
178.7
2002
155.9
193.1
213.2
2003
229.4
296.9
348.1
2004
341.9
434.6
484.5
0
100
200
300
400

The Group's profit before tax, goodwill amortisation and exceptional items by business segment is set out in the table below:

	2004 £m	2003 £m
Asset Management net management fee income	271.1	181.1
Asset Management net performance fee income	139.1	115.0
Brokerage	70.8	48.3
Sugar Australia	3.5	3.7
	484.5	348.1

Sugar Australia reflects the contribution from a minority interest in an independently managed, unincorporated joint venture sugar refinery. This is a residual investment from the Group's historical physical trading activities and, although profitable, is non-core. The Group announced on 2 April 2004 that it had signed an agreement to sell its Sugar Australia business to CSR Limited, subject to the consent of various third parties. The Group has made a total provision of £11.9 million for the loss on impending sale of this business. £11.7 million of this provision relates to the write back of goodwill previously written off to reserves at the time of the formation of the Sugar Australia joint venture. The remaining £0.2 million provision relates to impairment of fixed assets. The total provision has been classified as a non-operating exceptional item.

In Asset Management net management fee income increased 50% from £181.1 million to £271.1 million. Net performance fee income increased 21% from £115.0 million to £139.1 million. As discussed in previous annual and interim reports, performance fee income will typically exhibit volatility, which can be pronounced when comparing one accounting period with another. However, year-on-year performance fee income is becoming less volatile as the diversity of our managers and styles of funds increases. In order to provide some analysis of the relationship between management fees, performance fees and funds under management, the table below shows these as a percentage of average funds under management (FUM) for the last five years. Prior to 2003, the management fee/FUM ratio had been falling slightly. This was not due to any reduction in the profitability of the Group's core private investor products, but rather to an increasing level of institutional FUM as a percentage of the total. Institutional FUM typically carry a lower management fee in return for scale. In 2003, the acquisition of RMF had a significant effect on the ratio since it manages almost exclusively institutional money. However, the Group's private investor FUM also continued to grow strongly in the year at the same fee levels as historically. In 2004, the slight increase in the ratio is mainly due to an increase in the proportion of private investor FUM from 52% to 55%. Going forward this ratio will reflect the relative mix of institutional and private investor FUM at the time. The performance fee/FUM ratio will be a function of the underlying performance of the Group's products during the relevant accounting period. An increase in the proportion of institutional FUM will result in a decrease in the performance fee/FUM ratio as institutional fund products are structured to target a lower return (and lower volatility) and also they tend to pay a lower level of performance fee.

	2004	2003	2002	2001	2000
Net Management fee income (£m)	271.1	181.1	117.6	70.7	55.5
Management fees/FUM	1.4%	1.3%	1.9%	2.0%	2.1%
Net performance fee income (£m):					
First half of year	34.1	35.9	33.5	1.0	15.7
Second half of year	105.0	79.1	21.7	75.0	14.5
Full year	139.1	115.0	55.2	76.0	30.2
Performance fees/FUM	0.7%	0.9%	0.9%	2.2%	1.1%

Year to 31 March 2004	Asset Management £m	Brokerage £m	Sugar Australia £m	Group Total £m
Fees and commissions receivable	674.9	615.3	–	1,290.2
Fees and commissions payable	(103.3)	(400.5)	–	(503.8)
Net trading interest income	6.1	52.2	–	58.3
Other operating income	26.2	2.9	–	29.1
Total operating income	**603.9**	**269.9**	**–**	**873.8**
Operating expenses	(211.1)	(213.0)	(0.4)	(424.5)
Operating profit	**392.8**	**56.9**	**(0.4)**	**449.3**
Associates and JVs	17.7	–	4.3	22.0
Net interest income/(expense)	(0.3)	13.9	(0.4)	13.2
Profit before tax, goodwill and exceptionals	**410.2**	**70.8**	**3.5**	**484.5**
Goodwill amortisation	(39.4)	(6.0)	–	(45.4)
Allocated exceptional items	–	(5.3)	(11.9)	(17.2)
Unallocated exceptional items – own share sales				12.7
Profit before tax on total operations	**370.8**	**59.5**	**(8.4)**	**434.6**
Taxation				(95.6)
Minority interests				(0.3)
Profit for the financial year				**338.7**

Profit and loss account

In order to analyse the performance of the Group's two principal businesses, the table above provides a split of the Group's profit and loss account into its components:

In Asset Management, fees and commissions receivable are principally management fees, performance fees and brokerage fees. Fees and commissions payable are mainly sales commissions. Other operating income comprises mostly gains on "seeding" investments in some of our funds and structuring and arrangement fees in relation to loans to funds. Total operating income has increased by 39% over last year, reflecting the strong growth in management fees off higher levels of funds under management and the increase in performance fees. Operating expenses, after Group allocations, are 35% of total operating income. This operating margin is consistent with the average over the last five years, and reflects the attractiveness of Asset Management's business model. Operating expenses have increased by 45% from £146.0 million in the prior year. The increase is largely due to the growth in infrastructure to support the strong growth of the business and to higher variable employee compensation, reflecting the increase in income. Associates and JVs is the contribution from financial interests in established managers, such as Aspect and BlueCrest, and in new managers. The small net interest expense largely arises from borrowings to finance recent acquisitions and working capital requirements, offset by the margin earned on loans to funds. Goodwill amortisation principally relates to the RMF acquisition made in the prior year (£28.0 million) and also to the Glenwood, OM Strategic Investments and BlueCrest acquisitions. The RMF, Glenwood and BlueCrest goodwill are being amortised over 15 years and the OM Strategic Investments goodwill over eight years.

In Brokerage, commissions receivable and payable arise from those businesses where we act as intermediary and also from those businesses where we act as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Net trading interest income is earned on segregated customer balances that are held off balance sheet in accordance with UK accounting practice. Total operating income has increased 30% reflecting a full year's contribution from GNI, the continued recruitment of producer teams and the benefits of active markets. Operating expenses have increased by 26% from £168.4 million in the prior year. The full year impact of the acquisition of GNI accounts for the largest component of this increase. Net interest income mainly arises on non-segregated cash balances and investments. The largest component of goodwill amortisation relates to the GNI acquisition made in the prior year (£3.6 million) and the remainder to smaller acquisitions made previously. The GNI goodwill is being amortised over 10 years. The operating exceptional costs of £5.3 million, which were incurred in the first half of the year, relate to GNI integration costs, principally redundancy costs.

The tax charge for the year amounts to £95.6 million. The effective rate on total operations was 22.0% compared to 21.0% last year. The bulk of the Group's profits continue to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. In future years, the effective tax rate may increase if earnings grow significantly in higher tax locations, for example if our Asset Management activity sees strong sales growth from the recent US private client initiative.

The growth in the Group's profitability has resulted in a significant increase in earnings per share. Full details of earnings per share and the weighted average number of shares is given in note 12 to the Accounts.

Investment in the business

The Group continues to invest in its businesses, not only through acquisition but also in people, operations and systems to provide scale for continued strong profitable growth in both its activities. This has involved recruitment at all levels across the businesses (in particular in sales and distribution, fund administration and risk and compliance) and further investment in systems and business continuity management.

Cash flow

Net Group cash inflow for the year was £386.3 million, driven off strong cash generation from net operating profits. An analysis of the Group's cash flows in the year is shown below:

	£m
Operating profit (pre-amortisation and depreciation)	482.0
Decrease in working capital	89.3
Taxation paid	(62.3)
Dividends paid	(75.4)
Acquisitions	(6.4)
Net capital expenditure and financial investment	(54.9)
Other	14.0
Cash inflow for the year	386.3

The decrease in working capital is largely due to a decrease in the funding requirements for our futures and stock lending businesses in Brokerage. There was a small increase in working capital in Asset Management due to an increase of £53 million in sales commissions paid (as a result of the high level of sales in the year) and £57 million invested in a Note in relation to third party financing of loans to funds (as discussed in the credit and counter-party risk section below). In addition, there was an increase of £21 million in other debtors, net of a decrease in loans to funds of £118 million.

Net capital expenditure and financial investment largely relates to the part of the consideration for BlueCrest that was funded by debt and to refurbishment costs of offices and DR sites.

Other cash flows largely relate to net interest receivable of £14.0 million, dividends receivable from associates and joint ventures of £7.9 million and to additional cash paid in relation to GNI integration costs of £8.9 million.

Balance sheet

The main changes to the Group's balance sheet from the prior year are discussed below:

The increase in investments in associates is due to the acquisition of a 25% stake in BlueCrest Capital Management, a fund manager focused on fixed income and currencies. Further details are given in the acquisitions section below.

The growth in the futures and stock lending businesses in GNI have had the effect of increasing both current assets and short-term creditors by £1.0 billion. In addition, there has been a £53 million increase in unamortised sales commissions in Asset Management, reflecting the strong level of sales in the year. Despite the high level of sales, loans to funds were £118 million lower at £192 million, reflecting the success of the externalisation programme, which is discussed in the Credit and Counterparty risk section below.

During the year the Group extended its debt maturity profile and further diversified its sources of funding through issuing 10-year subordinated debt of $160 million to the US private placement market. This largely explains the switch between short and long-term debt. Further details are given in the funding and liquidity management section.

At 31 March 2004, shareholders' equity was up 18% at £1,149.1 million. At 31 March 2004 the Group had a net cash position of £327.4 million (2003: net debt position of £15.3 million).

The Group's balance sheet, as presented in sterling, is affected by currency movements since the majority of the Group's net assets are in US dollars. Reflecting this, the Group chooses to hold a significant amount of its borrowings in US dollars but does not hedge its US dollar net assets into sterling. Currency moves in the year gave rise to a translation loss of £150.8 million which is included in the statement of total recognised gains and losses in the year. In the future the impact of this translation difference will be significantly reduced as a result of the decision to switch to reporting in US dollars.

The Group uses a risk-adjusted capital methodology to allocate capital across its business activities. The model quantifies credit, market and operating risks within each business unit and assigns capital accordingly. In addition, capital is also allocated to a limited number of other factors, principally goodwill, as well as an allocation to reflect the need to maintain certain minimum levels of capital for regulatory purposes where applicable. These methods have been applied in disclosing the segmental net assets in note 2(c) to the Accounts.

Acquisitions

The full integration of RMF, which was acquired in May 2002, into the Asset Management business was completed ahead of schedule. RMF has contributed £48.6 million (2003: £25.6 million) and £31.4 million (2003: £6.0 million) to Asset Management's net management fee income and net performance fee income respectively. This is ahead of the Group's expectations at the time of acquisition. The post-tax return on investment (before goodwill amortisation) for RMF for the year was 12%, compared to the Group WACC of 6.5%. The continued sales success of RMF post-acquisition has ensured that the acquisition achieved the stated objective of exceeding the Group WACC and being earnings enhancing (before goodwill amortisation) in the year to March 2004.

The acquisition of GNI in November 2002 has also had a positive impact on the Group's results. The full integration of GNI, which has been completed, has provided significant cost savings, as anticipated at acquisition, and GNI client volumes have been maintained and even increased in the areas of financial futures, energy and metals. In the year, GNI contributed net pre-tax profits of £17 million (before exceptional integration costs and goodwill amortisation) and was accordingly enhancing to underlying earnings per share for the year and represented an annualised post-tax return on investment of 12%, compared to the Group WACC of 6.5%.

As well as focusing on fully incorporating the RMF and GNI businesses, the Group has made some smaller acquisitions during the year. In April 2003 we increased our holding from 12.5% to 67.5% in Westport, a private equity manager, for £4.2 million. In July 2003, we acquired the remaining 50% of Ord Minett Strategic Investments (OMSI) for a consideration of the equivalent of £22.9 million, having acquired an initial 50% stake in November 2000. OMSI is based in Sydney and operates as a sponsoring broker of alternative investment funds, which it structures, markets and administers. OMSI has now been renamed Man Investments Australia. In the nine months since acquisition, the additional 50% stake contributed £7.0 million to pre-tax profits. In December 2003, we acquired a 25% stake in BlueCrest Capital Management (BlueCrest) for £105.8 million, funded by equity (£72.5 million) and cash (£33.3 million). BlueCrest's core fund is a fixed income arbitrage fund, which has a compound annual return of around 16% since inception. BlueCrest's asset base is rapidly growing. Its funds under management are currently just under $4 billion, having grown from just over $3 billion at the time of acquiring our 25% holding. In the three months to 31 March 2004 our share of BlueCrest's net management fee income was £1.2 million. Performance fees "lock-in" annually, each December. The first time our share of performance fees will be included in the Group's profit and loss account will be for the financial year ending 31 March 2005.

Regulatory capital

This was the first full year that the Group has reported to the FSA under the Consolidated Supervision capital adequacy rules. The Group submitted its initial return as at 31 March 2003. During the year the Group has focused on increasing the level of surplus regulatory capital and, at 31 March 2004, the Board considers that the Group's regulatory capital headroom is sufficient to meet the Group's current business plans and objectives.

The Group has increased its headroom during the year largely as a result of the following:

- Significantly increasing its Financial Resources through continued profits growth and temporarily discontinuing the programme of share repurchases using post-tax performance fee income;
- Focusing on the key drivers of the Financial Resources Requirement so as not to increase the capital requirement where there would be no significant detriment to the development of the business;
- Increasing Financial Resources by issuing subordinated debt of $160 million;
- Paying for acquisitions with an appropriate mix of equity and debt;
- Restructuring the method by which the Group covers its obligations in relation to the various share awards/options given to directors and employees (this will not impact the profit and loss account going forward, although an exceptional profit of £12.7 million was realised in the year on sale of shares). The intention is to reduce the number of our own shares purchased in the market and held on the Group's balance sheet until the awards vest. For some schemes shares will be issued, for other awards the Group intends to enter into derivative contracts on its own shares with third parties; and
- Continuing to "externalise" assets currently on our balance sheet, such as loans to funds.

Funding and liquidity management

Group funding and liquidity risk is managed centrally. The Group finances its operations by a mixture of cash flow from operations, bank borrowings on both a committed and uncommitted basis plus finance from the wider capital markets. Substantially all of the Group's borrowings are via Man Group plc (the Company) or its two central finance companies, which on lend to the divisions.

The Group's broad funding strategy is to ensure that sufficient funding and liquidity is available to meet the needs of the Group whilst maintaining a substantial cushion of unused liquidity at all times. There is a continuing focus on managing the maturity profile of the debt and diversifying its sources. As at 31 March 2004 the Group had total facilities of $3.23 billion of which $2.13 billion was unused.

Committed credit facilities

The Group had committed credit facilities of $2.0 billion at 31 March 2004, of which $1.75 billion relates to a syndicated credit facility and $0.25 billion to committed bilaterals.

In July 2003 the Group entered into a new $1.75 billion syndicated credit facility which increased and replaced the previous facility. At 31 March 2004 $1.54 billion of this facility was unused. It has two equal tranches, which expire in July 2004 and 2006 respectively. Negotiations are advanced to extend this facility.

Exchangeable bond

The Group has a £400 million seven year Exchangeable Bond with a coupon of 3.75% which has no put option and which can be called by the Group from its fifth anniversary in certain circumstances. Its final maturity is in 2009.

Subordinated debt

During the year the Group issued $160 million of subordinated debt as part of the continuing focus on having an efficient capital structure. This issue was done by way of a private placement in the US and has a 10-year final maturity with a call option in year 5. The debt will qualify as Tier II capital for regulatory capital purposes.

Bilateral loan facilities

Apart from the committed bilaterals of $254 million, included above, the Group also has uncommitted bilateral facilities of another $330 million. These facilities are all on broadly similar terms to the main syndicated facility and are renewed annually.

Maturity profile

The following table summarises the Group's available debt by maturity as at 31 March 2004 based on final stated maturity and shown in US dollar terms.

		Maturity by period			
	Total US$m	Less than 1 year US$m	1-3 years US$m	4-5 years US$m	After 5 years US$m
Short-term bank debt	1,460	1,460	-	-	-
Long-term bank debt	875	-	875	-	-
Exchangeable Bond	735	-	-	-	735
Subordinated Debt	160	-	-	-	160
Total facilities	**3,230**	**1,460**	**875**	**-**	**895**

Ratings

The long-term credit ratings of the group are A3 from Moody's and A- from Fitch.

External financing initiatives

Other than for acquisitions, the Group requires funding liquidity to finance some working capital investment but principally for providing discretionary loans to the Group's composite fund products immediately after a product launch. These "loans to funds", which are shown on balance sheet, are serviced as to interest and principal by the independent fund entity, and are a temporary facility until permanent financing is put in place directly between the fund entity and external providers. The level of loans to funds therefore tends to be higher at times of strong product sales until such time as they are externally refinanced. During the year the externalisation initiative arranged $1.76 billion for a series of fund trading companies. At 31 March 2004 the total borrowing requirement of these fund entities was $4.1 billion, 91% of this requirement was provided directly to the fund entities by banks and other financial institutions. The Group provided the remaining 9%. The residual risk that the Group has resulting from those external financing initiatives is discussed in the credit and counterparty risk section.

Accounting standards and developments

The Board and the Audit and Risk Committee review, update and clarify the Group's accounting policies and disclosures. There have been no significant changes from last year. These financial statements incorporate the principles of Financial Reporting Standard (FRS) 18 "Accounting Policies", which seeks to ensure that the most appropriate accounting policies are adopted for the purpose of giving a true and fair view.

In last year's Annual Report it was stated that the Group had started to plan for the conversion to International Financial Reporting Standards (IFRS), which we will be required to implement for the financial year ending 31 March 2006 (including restating the comparatives for 2005). This means we will announce results under IFRS for the first time when we report the interim results for the period to 30 September 2005.

The Group's conversion project has progressed significantly during the last year with the main focus being on the identification and resolution of significant changes in accounting treatment, data and system gaps and the provision of IFRS training and awareness sessions across the business worldwide. The adoption may have a significant impact on the presentation of the Group's results and financial position; however, it is not possible at this stage to quantify the impact accurately. Set out below is a commentary on the more significant impact areas applicable to the Group's conversion to IFRS:

Change in presentation currency
As indicated in last year's Annual Report, the Group had decided to change its presentation currency from sterling to US dollars with effect from 1 April 2004 (the Group's IFRS transition date). This means that the first report published in US dollars will be the September 2004 Interim Report. As the majority of the Group's revenue streams, assets and liabilities are denominated in US dollars, it is consistent to present the Group's financial statements in the same currency.

Redenomination of share capital
The Group Board considers it appropriate to redenominate the share capital of Man Group plc to bring it into line with its functional currency and the functional currency of the main operating subsidiaries. Shareholder approval for this redenomination into US dollars will be sought at the AGM. The US dollar shares will be quoted on the London Stock Exchange (and settled) in sterling as is the case with the existing shares. Dividends will still be paid in sterling except where private overseas shareholders have elected to receive dividends via the Transcontinental Automated Payment Service (TAPS).

Measurement of financial assets and liabilities
IFRS allows and in many cases requires the measurement of financial assets and liabilities at fair value. Establishing the fair value of these instruments and of any identified embedded derivatives will require the Group to employ some complex valuation models. In addition, the requirement to discount certain instruments may have significant systems implications for the Group. Although there is likely to be a significant impact for the Group in terms of updating valuation systems, putting in place processes for identification of embedded derivatives and developing discounting models, the impact on the financial statements is unlikely to be material. This is due to: (a) the Group currently using the "true and fair" override to mark-to-market through the profit and loss account most of its financial assets and liabilities; (b) the limited use of proprietary derivatives in the Group; and (c) the short-term nature of most of its financial assets and liabilities, thus reducing the impact of discounting.

Exchangeable bond
Under current UK GAAP the entire exchangeable bond, issued by the Group in November 2002, is treated as a debt instrument. Under IFRS the bond, as it is currently structured, would be accounted for as a debt instrument containing an embedded derivative (being the conversion rights). The Group is currently working with its advisors to achieve a result whereby the conversion rights would be treated as an equity instrument, which will not be subsequently fair valued after initial recognition. This split accounting will result in a reported finance cost, which does not occur under UK GAAP, being charged to the profit and loss account over the life of the bond (relating to the discount on the debt element of the bond) and will also increase the Group's equity (relating to the conversion rights). If the conversion rights are not classified as an equity instrument they will be fair valued through the profit and loss account, resulting in increased volatility in the Group's results.

Netting
IFRS requires that an entity must have the intention to settle on a net basis or to realise the asset and settle the liability simultaneously for a financial asset and financial liability to be offset. Under UK GAAP an intention to settle net is not a requirement for set off, although the entity must have the ability to insist on net settlement. On adoption of IFRS, it is likely current assets and current liabilities on the Group's balance sheet will need to be grossed up in relation to Man Financial's matched principal stock borrowing and lending business.

Application of hedge accounting
IFRS imposes onerous hedging documentation and effectiveness testing requirements on entities wishing to apply hedge accounting. The result of these requirements is that it is more difficult to achieve hedge accounting than under UK GAAP. The main area in which the Group currently applies hedge accounting is the hedging of its future, anticipated sterling and Swiss franc overheads into US dollars. The Group intends to try to achieve hedge accounting for these overheads but will not know if it has satisfied the retrospective effectiveness testing until the future anticipated cash flows have actually occurred. If hedge accounting cannot be achieved for these overheads then the Group's profit and loss account will be exposed to increased volatility. However, due to the limited application of hedge accounting in the Group's financial statements, the impact of the IFRS hedging rules for the Group is likely to be significantly lower than for most other financial services groups.

Goodwill amortisation and impairment testing
Under IFRS the Group's capitalised goodwill will be frozen and subject to impairment testing rather than systematic amortisation over the life of the goodwill. This is likely to reduce the goodwill charge to the profit and loss account.

Cost of share awards and options
Under IFRS the profit and loss account charge relating to share awards and options granted to directors and employees will change. The charge will be based on the fair value of the share awards/options at date of grant. The impact for the Group is likely to be insignificant as the number of share options granted to directors and employees is small and shares awarded to directors and employees under the Co-Investment Scheme and Performance Share Plan have historically been purchased in the market and the purchase cost amortised in full through the profit and loss account.

Pensions
The Group continues to implement the transitional arrangements of FRS 17 "Retirement Benefits" in these accounts. The full adoption of FRS 17, and IAS 19, accounting treatments is unlikely to have a significant impact.

Fund entities
The Group is currently focusing on the accounting treatment of the fund entities of which the Group is the investment manager. Under UK GAAP these fund vehicles are typically not included in the Group's consolidated balance sheet. A similar treatment is expected under IFRS, although the Group will continue to monitor accounting regulations and best practice in this area, as it does currently under UK GAAP.

Management of risk
Risk is inherent in the Group's business and activities. The Group's ability to identify, assess, monitor and manage each type of risk to which it is exposed is an important factor in its financial soundness, performance, reputation and future success.

The Group uses an Enterprise Wide Risk Management process (ERM) to identify, monitor and control the full spectrum of risks facing each of its businesses. Through this process the Group's risk profile and the attendant control environment is assessed and recorded. The ERM process is embedded within each business activity and the output of the process is reviewed centrally by the Board in the context of the Group's risk appetite, which is determined by the Board. The Audit and Risk Committee has oversight over the process. The control environment for significant risks identified by ERM is signed off by the relevant business unit and is tested by Internal Audit. The Group's system of internal control and risk management, and the Board's review of its effectiveness, is set out in the Directors' Report.

The Group seeks to mitigate the risk inherent in its business through the application of strict limits and controls over the level of acceptable risk. The Board operates a tiered approval process with limits set out in a formal delegated authority paper which is reviewed regularly in light of operating experience and market conditions. The execution of risk management discipline is the responsibility of business management within these delegated authorities. The principle of individual accountability and responsibility within a disciplined approach to risk management is an important feature of the Group's culture.

Close attention is also paid to the formal segregation of duties within business units and the establishment of independent reporting lines in key compliance, risk and financial activities. The Group Risk Committee and Divisional Risk Committees meet regularly and perform risk and oversight reviews as well as monitoring compliance with limits and Group policy. The constitution and terms of reference of the Group Risk Committee are described in the Directors' Report.

The Group's activities are subject to regulatory oversight in many jurisdictions, particularly the UK and the US. Reputation risk is a key risk in any financial services business and the Group allocates significant resources to ensure compliance with applicable regulation in all its markets. Compliance and risk issues are standing agenda items on the divisional boards and the Group Board, and the Audit and Risk Committee is provided with compliance reports at least annually.

In its business activities the Group is exposed to strategic, credit, market, operational and liquidity risks.

Strategic risk

The Group is subject to the risk that its profitability may be eroded by changes in the business environment or by failures of strategy or execution. The Board is responsible for determining the long-term strategy of the business and the markets in which the Group will operate. Strategic risks are identified and assessed as part of the planning process and are formally reviewed by the Board.

Credit and counterparty risk

Credit and counterparty risk is the risk arising from the possibility that the Group may incur losses from the failure of borrowers or counterparties to meet their obligations. This includes indirect credit exposures where the Group has issued guarantees to third parties. It also includes the risk that the settlement or clearance of transactions may fail.

In the Asset Management division the Group is exposed to direct credit risk mainly in respect of loans to funds and indirect risk in respect of contingent exposures to third party lenders to the funds.

The Group makes loans available to many of its composite fund products, immediately following their launch, with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. In addition the Group provides short-term loans to certain fund structures to enable the funds to pay margin calls without being required to sell investments to meet this cash requirement.

The aggregate amount of loans to funds and the amount lent to an individual fund are subject to limits approved under delegated authorities from the Board. The risk exposure is modelled extensively before any credit is extended to a fund and loans are predominantly repayable on demand.

Leverage is monitored daily for these different fund products and a review is triggered if levels approach certain pre-defined multiples of prevailing net asset value. These multiples are derived from computer supported models that calculate proprietary risk indicators, similar to value at risk, which provide an estimate of risk, based on the positions held and margin exposures, sector investments, correlation between markets and individual market volatility. Through this strict mechanism and the ability to liquidate most positions quickly, Man can confidently manage its credit risk exposure.

Where loans to funds are refinanced externally, it is usually in the form of total return swaps or other similar over-the-counter contracts. When executing these transactions the Group often enters into a committed purchase agreement under which, in the event of default, the external provider has the right to require the Group to buy underlying fund assets. In previous years, in a few instances the Group has also granted a small first risk of loss guarantee to the external provider.

The total theoretical exposure on these first risk of loss guarantees was £7.0 million at 31 March 2004. However, risk modelling techniques indicate that the probability of the Group incurring any loss from any element of any of these guarantees is less than 0.5%. Non-statistical risks have not been included in this analysis. In relation to the committed purchase agreements a loss could arise if the cost of holding the underlying fund shares exceeded the fee that would be charged for this service. In these circumstances, there are a number of actions available to mitigate the market risk of owning the underlying fund shares such that the risk of any loss being incurred is assessed to be remote.

In Asset Management, private client investors in the Group's composite products are typically offered guarantees of return of capital at maturity of the product by highly rated and internationally recognised banks. In most cases, the guarantee is fully collateralised by US Treasury zero coupon bonds or bank deposits and there is no residual risk to the Group. On a small number of products, a partially defeased structure has been utilised whereby the bank will provide a guarantee with no, or only partial, collateral being provided up front. In exchange, Man has provided a first risk of loss guarantee to the bank, up to a level of 5%. The total theoretical exposure arising from this was £8.9 million at 31 March 2004, although risk modelling techniques indicate that the probabiity of the Group incurring any loss from any element of any of these guarantees is remote.

The Group has also during the year set up two external facilities under which third parties make financing available to its products for shorter periods, usually whilst the product is commencing operations and before they are refinanced for longer periods. One of these required the Group to invest in a Note issued by the third party (rated A1 and A by Moody's and Standard & Poors respectively), which is repayable at less than par if the borrowing product defaults to the third party. As discussed above there are extensive controls in relation to the loans that the Group makes available to fund products and the same controls are in place with regard to this product. It is expected therefore that this Note will be repaid in full. This Note, amounting to $105 million at 31 March 2004, is included within current asset investments on the Group balance sheet.

The Group has never experienced a loss in respect of any direct or indirect credit exposure to its fund products.

Brokerage is primarily an intermediary and matched principal business offering execution and trading services, mostly in exchange traded products. For execution only customers, the only credit risk arising is that of collection of commissions receivable after invoicing. The credit risk for cleared customers is in paying variation margin to the exchange before receiving it from the customer. A key control to mitigate credit risk on cleared business is the initial margin paid by customers as a deposit before they can commence trading. Brokerage uses software to test the adequacy of initial margins and sometimes sets margins at higher levels than those requested by the exchanges to minimise credit risk.

Most customers are required to cover initial and variation margins with cash. Client activity levels are monitored daily to ensure market and credit exposures are maintained in accordance with agreed risk limits. Daily and even intra-day margin calls are made on clients to reflect market movements affecting client positions. Stress testing is performed to evaluate the effect of potential market movements on customer positions and may result in customers being asked to reduce positions.

Generally, credit lines are provided for initial margins or variation margins only for metals and energy customers, in line with market practice. Approvals for credit lines up to pre-determined levels are given by the Brokerage Division Credit Committee or by the Group Risk Committee in the case of larger lines. All credit lines are reviewed at least annually. The credit risk is diversified, with the majority of customers and counterparties operating in OECD countries. The Group grades countries according to its perception of risk, and rates counterparties according to their creditworthiness. This process is used to limit and monitor country and counterparty risk concentrations.

The Group also guarantees its share of Sugar Australia's operating leases, which amounts to £13.7 million.

Market risk

Market risk is the risk that the Group's earnings may be adversely affected by changes in the level or volatility of market rates or prices such as exchange rates, interest rates or the value of other investments.

Most of the Group's revenues arise in US dollars as the majority of its business is denominated in that currency. The Group's day-to-day management accounting is in US dollars, although for UK statutory purposes it reports in sterling. However the Group incurs certain costs in other currencies, principally sterling liabilities for overheads, dividends and taxation. Since earnings are principally in US dollars, appropriate hedges, using mainly forward foreign exchange contracts, are put in place for the following year to fund the majority of these anticipated sterling liabilities in accordance with criteria laid down by the Board. The Group does not seek to hedge its US dollar earnings into sterling.

Similarly, the majority of the Group's net assets are in US dollars and in currencies other than sterling, with the result that the Group's sterling balance sheet is affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than sterling, principally in US dollars. Note 21(c) to the Accounts shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account. As that note shows, unmatched net assets are not significant.

In relation to interest rates, the Group's policy is to manage the profile of its debt to optimise the funding costs of the Group. Borrowings are arranged on both a fixed and floating rate basis and sourced from the capital markets as well as the banking market. The Group uses interest rate swaps, as required, to vary this mix and to provide continued management of the Group's interest rate exposure. After taking into account interest rate swaps, at the year-end none (2003: £9.5 million) of the Group's borrowings were at fixed rates as shown in note 21(d) to the Accounts. This is representative of the whole year.

Brokerage generally utilises its own treasury management function to manage interest income and interest rate exposures on segregated balances held on behalf of customers in accordance with regulatory requirements. Interest income retained by the business on these balances is shown as net trading interest income in the segmental profit and loss account of Brokerage shown earlier in this Review.

The Group is also exposed to market risk within the Asset Management division. This arises on proprietary investments by the Group in various fund products typically in the early stages of testing the trading systems and styles of new managers before committing client money to these funds. Extensive qualitative due diligence and quantitative modelling is carried out before such investments are made. A series of risk measures relating to these investments is reviewed regularly (usually weekly) and appropriate action is taken if the risk deviates from predetermined tolerance bands. The risk exposure associated with the Group's proprietary investments is modelled using a proprietary risk indicator similar to value at risk. At 31 March 2004, the annual risk of loss was modelled at £13.1 million at a 99.9% confidence level for a 365 day holding period. The gains and losses from all proprietary investments are included within Asset Management net performance fee income.

In addition, as part of the enhanced liquidity service offered to investors in a number of composite products, Asset Management will hold units in Glenwood funds, RMF funds and other underlying managers for short periods. The annual risk of loss associated with these activities was modelled at £1.0 million at a 99.9% confidence level for a 365 day holding period.

In most markets Brokerage acts as intermediary, resulting in limited market risk to the Group. The exceptions are intra-day positions in foreign exchange and metals where Brokerage acts as principal and there may be time delays between opening and closing a position. The Group imposes tight limits on end of day positions and risk management staff monitor adherence to these limits.

Operational risk

Operational risk is the risk that the Group suffers a loss directly or indirectly resulting from inadequate or failed internal processes, people and systems or from external events. This includes events such as human error, fraud, external threats and IT failures. Operational risk ranges from "routine" processing incidents to potentially significant incidents arising from, for example, major systems failures.

Operational risk is inherent in all the Group's businesses and support activities. It is managed through a framework of governance, policies and controls and through the training, supervision and development of our staff. The management of operational risk is an intrinsic part of every manager's role and during the year the Group implemented a risk self-assessment and certification process to ensure this is embedded in management routines. A computer-based risk management solution has been developed to support this and has now been implemented across a large part of the Group's activities.

The management of operational risk also includes the segregation of duties and independent risk, compliance and internal audit functions. Internal audit regularly reports on the effectiveness of internal controls to executive management and the Audit and Risk Committee.

A key operational risk is business interruption. Risk of disablement of the Group's business critical systems at any key location is mitigated by the geographical spread of the Group's main offices and the existence of dedicated communication links between key offices. Key trading, risk management and operational functionality can be provided from more than one location. Data back-up to remote locations is designed to ensure that information can be recovered rapidly and independently of any disabled location.

Disaster recovery facilities are provided for key centres, replicating as necessary the functionality of that location. The Group has formal invocation procedures for each location in the event of disruption and incident management committees to determine the nature and scale of any event and trigger the relevant level of response. All disaster recovery plans and facilities are subject to regular testing, maintenance and updating.

Where appropriate and cost-effective, insurance is purchased to transfer certain types of operational risk to creditworthy insurers.

The Group is also subject to extensive reporting requirements for regulatory purposes and the businesses work closely with the regulators to ensure that operating standards are properly maintained.

Liquidity risk

Liquidity risk is the risk that the Group may be unable to meet its financial commitments when they fall due or can secure financial resources to meet them only at excessive cost.

The Group seeks to maintain flexibility in its funding, whilst ensuring that there is substantial headroom to meet the anticipated maximum requirements of its businesses even in times of market stress. Funding projections, including stressed scenarios of maximum liquidity usage, form part of the Group's three-year medium-term planning process.

The Group also continues to diversify the sources of its funding, accessing both capital and banking markets. During the year the Group issued $160 million ten-year subordinated notes, extending the tenor of its debt. The maturity of borrowings is shown in note 19 and the maturity profile of undrawn committed facilities is shown in note 21(g). The Group's financial capacity is analysed in more detail in the funding and liquidity management section above.

Reputation risk

In common with other financial services businesses, the Group's success depends not only on its effective management of the risks outlined above, but also on the maintenance of its reputation among many stakeholders – shareholders, investors in its funds, lenders, regulators, key business partners and the general public – for the way in which it conducts its business.

The Group has established policies and procedures to ensure that high standards of ethical conduct are applied across its business globally. These address issues such as its fiduciary duty to investors and customers, sales and trading practices, new products, potential conflicts of interest, money-laundering, "know your customer" requirements and confidentiality and privacy. These policies and procedures are continuously reviewed to ensure that they are consistent with the Group's high standards and regulatory requirements.

Capital

The FSA supervises the Group on a consolidated basis and the Group submits returns to the FSA on its capital adequacy. Various individual subsidiaries within each of the Brokerage and Asset Management Divisions are directly regulated by the FSA or supervisors in other countries, which set and monitor their capital adequacy.

The Group's policy is to maintain a strong capital base to support the development of its business in a prudential manner. As discussed in the regulatory capital section above, the Group's financial resources at 31 March 2004 adequately exceeded the financial resource requirements set by regulators.

The Group separately reviews its internal capital requirement. At 31 March 2004 the Group's capital exceeded its estimate of the capital required to cover the risks to which it is exposed, leaving a surplus for strategic use to provide for continued growth across the business.

Future developments

The Basel Committee on Banking Supervision is finalising the development of the New Basel Capital Accord (referred to as Basel II), which is focused on regulatory capital requirements for credit and operational risk exposures. These changes to the regulatory capital framework will be applied to all financial services firms within the European Union through Capital Adequacy Directive 3. This will be embodied in the FSA's rules and guidance, the Integrated Prudential Source Book (IPSB), and will apply to the Group.

In addition the FSA is revising its current regulatory framework commencing with new requirements for systems and controls due to take effect at the end of 2004.

To ensure readiness for these changes, the Group has established an integrated programme across all its principal businesses and locations. Senior management from all divisions, under the leadership of the Finance Director, are overseeing this programme, which includes a large number of projects to address all the quantitative and qualitative aspects of the regulatory change. The Board views this as an opportunity to ensure that risk management practices across the Group are continually developed to meet what it regards as best practice for asset management and brokerage businesses, rather than just as an exercise in ensuring regulatory compliance.



Peter Clarke
Finance Director



Man continues to extend its global reach so as to provide services to a worldwide investor and client base.

Board of Directors

1 Harvey McGrath*
Non-executive Chairman, Chairman of the Nomination Committee
52, joined Man in 1980 from Chase Manhattan Bank. He was appointed to the Group Board in 1986, became Chief Executive in 1990 and was appointed as Chairman in March 2000.

2 Stanley Fink
Chief Executive
Chairman, Man Investments
46, a chartered accountant, joined Man in 1987 as a director with specific responsibility for mergers, acquisitions and treasury, becoming Group Finance Director in 1992. He was appointed Managing Director of Man Investments in 1996 and then Chairman in 2002. He became Group Chief Executive in March 2000.

3 Peter Clarke
Finance Director and Company Secretary
44, a solicitor, joined Man in 1993 from the investment banking industry, having worked at Morgan Grenfell and Citicorp. He became head of Corporate Finance & Corporate Affairs and Company Secretary in 1996. He was appointed to the Group Board in 1997 and became Finance Director in May 2000.

4 Chris Chambers
Chief Executive, Man Investments
43, joined the Group in March 2002 as Chief Executive of Man Investments. He was appointed to the Group Board in August 2003. He was a Managing Director at Credit Suisse First Boston and European Head of Equity Capital Markets, based in London. He joined CSFB in 1997 when it acquired the equity franchise of BZW, where he had been a Director of Equity Capital markets and Corporate Broking for some years.

5 Kevin Davis
Managing Director, Man Financial
43, joined Man's Brokerage division in 1991 where he became a Managing Director in 1997. He was appointed to the Group Board in April 2000. He is a director of LCH.Clearnet Group Limited, National Futures Association (USA) and a member of the CFTC Global Markets Advisory Committee (USA).

6 Jon Aisbitt*§†
Independent non-executive director
47, a chartered accountant, was appointed a non-executive director in August 2003. He was a Partner and Managing Director in the Investment Banking Division of Goldman Sachs and has 20 years experience in international corporate finance. He is a non-executive director of Ocean Rig ASA, listed on the Oslo Exchange.

7 Alison Carnwath*§†
Independent non-executive director, Chair of the Audit and Risk Committee
51, a chartered accountant, was appointed a non-executive director in January 2001. She is currently Chair of The Vitec Group plc and a non-executive director of Friends Provident plc and Gallaher Group plc and a number of other UK companies. Prior to that she spent 20 years working in investment banking, latterly as a managing director of Donaldson, Lufkin & Jenrette in New York.

8 Dugald Eadie*§†
Independent non-executive director, Chairman of the Remuneration Committee
59, was appointed a non-executive director in January 2002. He has held a number of senior executive positions in the fund management industry, most recently as group managing director of Henderson plc until its acquisition by AMP in 1998, retiring from Henderson in 1999. He was joint Chairman of the Society of Investment Professionals from 1999 to 2001 and is an Honorary Fellow of the Faculty of Actuaries. He is a non-executive director of Martin Currie Income & Growth Trust plc.

9 Glen Moreno*§†
Senior independent non-executive director
60, was appointed a non-executive director in 1994. He is a director and former Chief Executive of Fidelity International, a trustee of The Prince of Liechtenstein Foundation and of Liechtenstein Global Trust. Previously he was a group executive and policy committee member of Citicorp and Citibank.

10 Stephen Nesbitt*
Non-executive director
55, joined Man in 1987 as a director. He was appointed Chairman of Man Investments and Man Financial in 1989 and became a non-executive director in 1997. Before joining Man he was a partner at Simmons & Simmons.

11 Jonathan Nicholls*§†
Independent non-executive director
46, a chartered accountant, was appointed a non-executive director in March 2004. Since June 1998 he has been Finance Director of Hanson PLC. He joined Hanson in 1996 as Group Treasurer. Previously, he held several positions in treasury and finance at Abbey National plc.

§ Member of the Audit and Risk Committee
* Member of the Nomination Committee
† Member of the Remuneration Committee


1


2


3


4


5


6


7


8


9


10


11

Group policy starts from the premise that the primary responsibility for achieving high financial performance should be accompanied by high standards of corporate social responsibility (CSR). At Board level responsibility for CSR policy is taken by the Chairman. The key areas covered by the Group's policies on CSR deal primarily with the Company's impact on people, communities and the environment (corporate governance and risk management fall within the remit of the Audit and Risk Committee and are reported on separately).

The nature of the Group's business is the structuring, sale and distribution of alternative investment products and futures broking. The Group has its head office in the UK. Outside of the UK the countries in which the Group conducts its principal operations are the USA, Switzerland, France, Singapore and Australia. Group policies and commitment to Corporate Social Responsibility are tailored to fit the particular nature of a service business.

The Group is a member of the FTSE4Good Index.

Employment policies

The Group recognises that people are its greatest asset. Policies are therefore directed at creating an environment that will attract, develop, motivate and reward employees of high calibre, taking into account the specific requirements of the businesses.

Key features of Group employment policies and practices are:

- Equality of opportunity through application of a policy of non-discrimination on the grounds of sex, marital status, sexual orientation, race, colour, ethnic or national origins, citizenship, disability, religious or philosophical belief.
- Respect and support for the Human Rights Act, including an employee's right to freedom of expression, privacy and family life.
- Flexibility in working time, wherever practicable, to reflect changing family circumstances.
- Support and help for employees who become disabled during their working life.
- Structured approach to personal and career development through appraisal and the provision of training programmes.
- Employee participation in the performance and growth of the Company through performance and profit related bonuses, employee share schemes and long-term share-based incentive schemes. Share save schemes are in operation for all employees in the UK and USA. As at the date of this report, employees, employee benefit trusts and members of the Board together hold 13% of the Company's issued share capital.
- Adherence to high standards of ethical conduct and professional business conduct. The Group attaches high importance to its reputation for honesty, integrity and high professional and ethical standards. It is a condition of employment that all employees sign the Group's policy statement on business principles and ethical conduct. An extensive compliance programme is backed up with on-going educational and training programmes.
- The Group is committed to ensuring that employees share in the success of the Group and have the opportunity to share their views and provide feedback on issues that are important to them.

Health and Safety

The Health and Safety Committee works closely with management and employees to ensure that the Health and Safety policy is effectively implemented and maintained. All committee members have completed appropriate training and continue to play a role in promoting greater safety awareness amongst employees.

The policy is reviewed regularly and updated in the light of any significant changes to legislation, standards, best practice and business needs.

The Group is committed to providing and maintaining:

- safe work environments;
- assessments and measures to eliminate or reduce risk – a noteworthy achievement in the past year has been the introduction of new air conditioning technology which has resulted in the removal of cooling towers, thereby reducing the risk of air-borne infectious disease;
- sufficient information, training and guidance necessary to reduce accidents and eliminate conditions which might have an adverse effect on health;
- compliance with legal obligations for employees and others who are affected by our operations; and
- systems for monitoring the policy.

Environment

The nature of the Group's business is of a low impact type. Appropriate environmental policies and management systems are therefore directed to the relevant areas of energy consumption, waste generation and water usage within the context of building and office management.

Environmental management systems are based on cutting greenhouse gas emissions in line with Government targets and the Kyoto Protocol. Energy consumption for both gas and electricity is monitored according to the government's best practice programme –

Action Energy. The Group has been successful in reducing energy consumption to below the targets set under this programme. Of particular significance is the achievement of reduced energy consumption in the Group Headquarters building over the past three years in spite of a 30% increase in building occupancy. Further investments in energy efficient systems are expected to reduce energy consumption even further in 2004.

In other areas, telephone and video conferencing are actively encouraged in order to curb emissions resulting from corporate travel. Interest-free season ticket loans are made available to all UK permanent staff to promote the use of public transport.

The Group has implemented systems and introduced targets for reduction of water usage.

Extensive use is made of electronic communication in place of paper usage, and at all the Group's principal offices. The Group is committed to waste reduction and operates a recycling policy. Waste paper, batteries, lights, PC screens, cans and restaurant waste are all collected and recycled by external contractors.

The Community

The Group believes that being active in the wider community is an essential part of the way in which we run our business and regard such involvement as integral to our future. We seek to do this both through charitable giving, encouragement to staff to become involved in their local communities and through selective sponsorship of the arts.

During the year the Group made charitable donations of £506,000 and spent over £500,000 on arts sponsorship. These figures do not include the time spent by senior executives and managers on charitable activities. All staff are encouraged to participate in charitable activities and the lead is taken by the Group Chairman and Chief Executive who, amongst a wide range of other charity work, serve respectively as chairman of the East London Business Alliance and the Appeal Committee for the Evelina Children's Hospital.

The Group is a leading member and supporter of the East London Business Alliance as well as other business led and funded organisations which are involved in the social and economic regeneration of East London and in the transfer of business skills and experience through an employee volunteering network. The Group supports staff volunteering as being good for the individual, the community and the Company.

The policy of the UK Group Charitable Trust is to spread its donations across a range of medical, educational, social and cultural charities. Donations to selected charities are generally made on the basis of a three-year commitment. Members of the Charitable Trust participate in and visit each selected charity and preference is give to charities where our contribution can make a significant difference.

In addition to the selected charities, the Trustees give preference to charities where a staff member has an involvement and they will generally match any sponsorship raised by staff members for charitable events.

A new innovation has been the introduction of a specially selected Group Annual Charity. Employees vote for one of a short list of three charities with the chosen charity receiving a special grant of £100,000. The Evelina Children's Hospital Appeal won the vote for the 2004 UK Selected Charity.

In the field of education, following the success of its initial programme, the Group has pledged a further £75,000 over the next three years for additional scholarships at the City of London School. These scholarships provide for the education of two boys from Year 7 for seven years and for two boys in the Sixth Form – a total of 18 years tuition at the City of London School. The scholarships are awarded to boys from London who have demonstrated academic potential, especially in mathematics and sciences and who come from some of London's most disadvantaged boroughs. The Group Charitable Trust donates £10,000 per annum to fund a scholarship and an annual drawing prize at the Royal Academy of Art.

In addition to charitable donations the Group sponsors numerous arts projects and activities, the most significant of which is sponsorship of the Man Booker Prize for Fiction for which the Group has completed its second year of sponsorship. The Man Booker Prize has as its key objective the promotion of interest in contemporary fiction to a wider community. The increased marketing budget facilitated by our sponsorship will help reach new audiences and further promote quality fiction writing.

As part of its commitment to extending the international reach of its literary sponsorship, the Group sponsored the 2004 Man Hong Kong International Literary Festival. The Festival, now in its fourth year, is a showcase for English literature with Asian themes.

Directors' Report

The directors submit their report, together with the audited accounts for the year ended 31 March 2004.

Principal activities
Man Group plc ("the Company") is the holding company for the Man group ("the Group"). A detailed review of the Group's strategy, activities and financial performance is given in the Operating Review on pages 7 to 17 and in the Financial Review on pages 19 to 28. Details of the principal operating subsidiaries are set out on page 78.

Results and dividends
The audited accounts of the Group appear on pages 47 to 77. The Group profit after taxation but before ordinary dividends amounted to £338.7 million.

The directors recommend a final dividend of 18.6 pence per ordinary share giving a total of 30.0 pence per ordinary share for the year. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 13 July 2004 to shareholders on the register at the close of business on 25 June 2004. The shares will be quoted ex-dividend from 23 June 2004. The Dividend Reinvestment Plan will be available in respect of this dividend. The retained profit transferred to reserves amounted to £248.8 million.

Creditor payment policy
It has long been the Group's policy to honour all of its contractual commitments and this includes paying suppliers according to agreed payment terms, which are agreed when negotiating transactions. The Company, being a holding company, had no external trade creditors at 31 March 2004 or 31 March 2003.

Corporate governance
The Board is committed to high standards of corporate governance and supports the need for clear standards to be laid down to safeguard the interests of shareholders and other stakeholders. The Board is accountable to the Company's shareholders for good corporate governance.

This statement describes how the Company applies the principles of corporate governance and how it complies with the provisions of the Combined Code 1998, and the guidance "Internal Control: Guidance for Directors on the Combined Code" issued by the Institute of Chartered Accountants in England and Wales.

Statement by the directors on compliance with the provisions of the Combined Code
The Company has been in compliance with the provisions of the Combined Code 1998 throughout the year. The directors have also reviewed the implications of the new revised Combined Code, issued in 2003, and consider that the Company is substantially compliant already with the revised Code. They will make any further adjustments to its governance framework, as may be deemed necessary, during the course of the year.

The Board of directors
As at 31 March 2004, the Board comprised four executive directors and seven non-executive directors (including the Chairman). There have been no changes to the Board since the year-end. However, on 20 August 2003, Jon Aisbitt was appointed as a non-executive director and Chris Chambers as an executive director, and on 24 March 2004, Jonathan Nicholls was appointed as a non-executive director. An executive search firm specialising in Board level recruitment assisted in the selection of the two non-executive directors through a process which included benchmarking and the interview of a number of candidates. Biographical details of all the directors are set out on page 30. In accordance with the Articles of Association, Jon Aisbitt, Alison Carnwath, Chris Chambers, Harvey McGrath, Glen Moreno and Jonathan Nicholls will retire at the Annual General Meeting and, being eligible, offer themselves for reappointment. The Board recommends to shareholders the reappointment of those directors retiring at the meeting on the basis that they are all effective and demonstrate the appropriate level of commitment in their respective roles.

The roles of Chairman and Chief Executive are separate, with responsibilities divided between them. Non-executive directors represent the majority of the Board. Of the seven non-executive directors, Jon Aisbitt, Alison Carnwath, Dugald Eadie, Glen Moreno and Jonathan Nicholls are considered to be independent non-executive directors. The Board makes this assertion having considered and taken full account of the fact that Glen Moreno was first appointed to the Board in 1994. The Board is completely satisfied that Mr Moreno is independent in character and judgement and that there is no relationship or circumstances that are likely to affect his judgement. Given his experience, credibility and commitment, he makes a significant and valuable contribution to both governance and strategic issues. Accordingly, independent non-executive directors comprise the majority of non-executives and half of the members of the Board, excluding the Chairman. Glen Moreno is recognised as the senior independent non-executive director and is available to shareholders in the event that they have concerns that have not been resolved through the normal channels with the Chief Executive or Chairman. Jonathan Nicholls is considered to have "recent and relevant financial experience" through his current executive role as Finance Director of Hanson PLC. Stephen Nesbitt, the other non-executive director aside from the Chairman, is not considered to be wholly independent under the provisions of the Combined Code 1998, having previously held executive office. The non-executive directors met together once during the year without the Chairman or executive directors present.

Prior to their appointment, potential non-executive directors are asked to confirm that they have sufficient time available to meet what is expected of them, including the membership of relevant Board committees. They are also subject to a review to assess their independence and to confirm that they have no other relationships that might affect their judgement. The non-executive directors are appointed by the Board and stand for re-election at the first Annual General Meeting of the Company following their appointment. They hold office for a three-year period, subject to the Company's Articles of Association, whereupon they may stand for re-election by shareholders in General Meeting. They are entitled to a fee for their services plus reasonable out-of-pocket expenses incurred for Company purposes. They are not entitled to any pension or bonus and cannot participate in any Man Group share-based incentive schemes. They are not entitled to any compensation for early termination, save as may be provided for in general law. Non-executive directors are not required to hold shares in the Company but are actively encouraged to do so.

All directors are subject to re-election at intervals of no more than three years. Any directors appointed by the Board are subject to re-election by the shareholders at the Annual General Meeting following their appointment. All directors have access to the advice and services of the Company Secretary, Peter Clarke, who is responsible to the Board for ensuring that Board procedures are followed and that there is compliance with applicable rules and regulations. The removal of the Company Secretary is a matter for the Board as a whole. Although the Company Secretary is also Finance Director, the Board does not consider the combining of the two roles to have been detrimental to the effective discharge of the responsibilities of either office. In addition, the Board has established a procedure that enables any director to have access to independent professional advice at the Group's expense.

The Board holds meetings on a regular basis, at least six times per year and additionally for specific purposes as and when required. During the year there were eight Board meetings including a four-day strategic planning session attended by senior executives below Board level from across the Group's activities. All Board members attended every meeting during the year except Dugald Eadie and Kevin Davis who were absent for one meeting. To enable the Board to discharge its duties effectively, all directors receive appropriate and timely information with briefing papers distributed in advance of Board meetings. All new directors receive an appropriate introduction to their responsibilities and the Group's operations, by way of a detailed briefing pack and meetings with senior management.

The Board determines the strategic direction of the Group and is ultimately responsible to shareholders for the good corporate governance and the proper management of the Group's businesses. The Board has a formal schedule of matters specifically reserved to it for decision and has adopted written delegated authorities providing for a tiered approval process for decisions below Board level. The levels of delegated authority are kept under continual review. The Board formally delegates certain of its responsibilities to committees by way of written terms of reference. Details of each principal committee, its membership and the terms of reference are summarised below. As usual, the Chair of each Committee will be attending the Company's Annual General Meeting to answer any questions regarding the Committees' activities and responsibilities.

Other than an assessment of the effectiveness of the Audit and Risk Committee (which was conducted with the assistance of an external consultancy) no formal review of the Board and the committees was undertaken during the year. However, these will be carried out during this year in accordance with the provisions of the revised Combined Code applicable to the financial year ending 31 March 2005.

Nomination Committee
The Nomination Committee is appointed by the Board and is responsible for identifying, assessing and nominating for the approval of the Board, candidates to fill vacancies as and when they arise. This includes consideration of the reappointment of non-executive directors at the conclusion of their specified term of office and the re-election by shareholders of any director under the retirement by rotation provision of the Company's Articles. It is also responsible for considering succession planning for both the Board and senior management positions. The Committee comprises all of the non-executive directors and accordingly has a majority of independent non-executive directors. Jon Aisbitt and Jonathan Nicholls were appointed to the Committee on 20 August 2003 and 24 March 2004 respectively. The Board considers that the position of Group Chairman necessitates a leading role in the composition and balance of the Board and accordingly the Committee is chaired by Harvey McGrath. The Committee meets at least once a year and otherwise as and when required. There were three meetings during the year with all members present on each occasion. During the year the Committee reviewed its terms of reference.

Remuneration Committee
The Remuneration Committee is appointed by the Board and is responsible for setting remuneration for all executive directors and the Chairman of the Board, and agreeing the framework and policy for the remuneration of directors and other members of senior executive management, including eligibility for benefits under long-term incentive schemes. The Committee approves the terms of any service agreement to be entered into with any executive director and any proposed compensation for termination. The Committee is exclusively responsible for selecting and appointing any remuneration consultants who advise the Committee. The Remuneration Report, set out on pages 39 to 44, includes details of the Committee's activities, a statement of the Company's remuneration policy and the procedures for determining executive directors' remuneration. The Remuneration Committee comprises five independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt (appointed 20 August 2003), Alison Carnwath, Glen Moreno and Jonathan Nicholls (appointed 24 March 2004). The Committee met three times during the year with all members present on each occasion. During the year the Committee reviewed its terms of reference.

Audit and Risk Committee
The Audit and Risk Committee is appointed by the Board. The Committee comprises the five independent non-executive directors: Alison Carnwath (Chair), Jon Aisbitt (appointed 20 August 2003), Dugald Eadie, Glen Moreno and Jonathan Nicholls (appointed 24 March 2004). The Committee met four times during the year, and all those who were members at the time were present on each occasion. The Committee is responsible for:

- Selecting and appointing the external auditors, approving their terms of reference and fees, and determining with the auditors the nature and scope of the audit work.
- Reviewing the performance, independence and objectivity of the external auditor and ensuring appropriate rotation of audit partner.

- Monitoring and reviewing the resources and effectiveness of Internal Audit (including approving the appointment or removal of the head of Internal Audit) and agreeing the Internal Audit programme for the forthcoming year.
- Considering all Internal Audit reports, management's response to any recommendations, and monitoring the progress of any required actions.
- Reviewing the procedures for handling allegations from "whistle blowers".
- Reviewing management's and Internal Audit's reports on the effectiveness of systems for internal financial control, financial reporting and risk management (including review of the Group's Corporate governance procedures, Enterprise Wide Risk Management process, Group Risk Committee and regulatory reporting and compliance reports).
- Reviewing, prior to formal submission to the Board, the Group's interim and annual financial statements, in particular: any significant issues arising from the audit; the accounting policies; any issues requiring a significant element of judgement; the clarity of disclosures; compliance with applicable accounting and legal standards; and the statements on internal control systems and business risk assessments.

In furtherance of the need to monitor and report external auditor independence, the Committee and the Board have adopted a formal policy regarding the engagement of the external auditor in the provision of any non-audit services. This policy precludes the external auditor from providing certain services (including internal audit work) and permits limited other services subject to low fee thresholds and/or to prior approval by the Committee. The external audit engagement partner will rotate, effective for the Group's financial year ending 31 March 2005.

The proceedings of the Committee are reported to and discussed by the Board. The Chief Executive, Finance Director and other directors attend Committee meetings by invitation but are not members. The Group's external auditors and the heads of Group Internal Audit and Group Risk are also invited to attend for all or part of meetings. Senior management representatives of business areas frequently attend meetings when the Committee is considering Internal Audit reports on their activities. Risk, compliance and regulatory reports are also made available to the Committee together with the attendance of the relevant senior managers. The Committee is empowered to seek the attendance of any Group employee and to engage (at the Company's expense) the services of such external professional advice as it may consider appropriate.

The Committee has a discussion with the head of Internal Audit and the external auditors at least once a year without executives present to ensure that there are no unresolved issues of concern.

During the year the Committee initiated a review of its terms of reference, facilitated by an external consultant to assess whether any of its practices should change to meet the requirements of the revised Combined Code which will apply to the Group for the year ending 31 March 2005. It is anticipated that any recommended changes will be implemented during this period.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for reviewing their effectiveness. The systems aim to safeguard assets, and ensure proper accounting records are maintained so that the financial information, used within the business and for publication, is reliable. The systems are designed to manage key risks rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The directors and senior managers of the Group are committed to maintaining high standards and a control conscious culture, so as to preserve and enhance the Group's reputation in its markets. The Group's activities are subject to high levels of regulatory oversight in many jurisdictions, particularly in the UK and the US, and significant Group resources are allocated to ensure compliance. This oversight includes obligations of regular compliance reporting, the maintenance of minimum levels of capital and periodic audit by regulators.

The Board operates an enterprise-wide risk management process ("ERM") for identifying, evaluating and managing the risks faced by the Group. The ERM process is now well established and has been in place throughout the year under review and up to the date of this report. ERM provides a systematic context for the identification, understanding and treatment of risk at the "inherent" level and also at the "residual" level, after taking account of the control environment in place. The process is regularly updated by the divisions to reflect their current business activities and changing markets. The output of this process is reviewed by the Board and the Audit and Risk Committee and accords with the guidance in the "Internal Control: Guidance for Directors on the Combined Code" (the Turnbull guidance).

The key elements of the system of internal control are reflected in the processes, structures and reporting systems summarised below:

- A clear organisation and reporting structure established by the Board, with business units operating under clearly defined policies and within written levels of delegated authority. Careful attention is given to segregation of duties in the business units.
- Regulatory, risk and compliance resources embedded within divisional businesses, charged with monitoring and reporting (independently of their line management) compliance with local regulatory and legal requirements, and appropriate Group policies.
- A structure of investment committees within Asset Management, responsible for determining, monitoring and overseeing internal and external investment management processes and compliance with product mandates.
- The ERM process for identifying and evaluating the significant strategic, financial and operational risks facing the Group at both business unit and Group level. This is embedded within the divisions as part of a self-assessment, facilitated by an independent risk function. It is reviewed and updated at least annually at all levels (including at the Group Board and the Audit and Risk Committee).
- The assessment and documentation of the Group's appetite for risk at all levels and a regular review and testing (by Internal Audit in the case of all significant risks) of the stated and documented control environment.
- A regular review by Internal Audit of the system of internal control, based on an audit programme approved annually by Audit and Risk Committee, and focusing on areas of greatest perceived risk as identified through ERM.
- Clearly defined limits for position, market, counterparty and credit by customer and by market, set and monitored by the Group Risk Committee within the authority approved by the Board. The Group Risk Committee comprises the executive directors and other senior executives, including the head of Group Risk, Treasury, Tax and Internal Audit personnel. Group financial risk data is collected globally and reported on through a Group Risk database.

- Formal business continuity plans and appropriate remote data back-up and disaster recovery facilities for each of the Group's key locations to ensure the rapid recovery of business critical systems and functions in the event of disruption at any key location.
- A medium and long-term strategic planning process, approved by the Board, addressing the projected financial performance, capital and liquidity needs of the Group and reviewing consistency with financial and business objectives. The formal Board approval of major investments and business developments, with centralised control of due diligence and acquisition appraisal.
- An annual budget approved by the Board and monthly financial reporting to the Board by the Finance Director, including comparisons against budget and forecasts for the full financial year, together with a review of key performance indicators. The monthly reporting includes liquidity, risk and compliance information and updates. Monthly business updates are provided in writing to the Board by the chief executive of each division.
- Clearly defined operational policies regarding funding and liquidity requirements, which are provided via the central Group Treasury function which also hedges some foreign exchange and interest rate risks on behalf of the individual businesses on the basis of established policies. A Banking and Guarantees Committee of the Board approves the documentation supporting the Group's funding and guarantee requirements.

The Board has reviewed the effectiveness of the system of internal control. Compliance with the system of internal control is monitored by line management, regular reporting through subsidiary boards and Board Committees, and through the Internal Audit programme. The Board receives annual written confirmation from subsidiary directors and divisional management that the Group's approach to, and required standards for, risk management and internal control is understood and that risk is consistent with and managed in accordance with the Group ERM framework. These procedures provide for assurance to be given at higher levels of management and, finally, to the Board.

This process is facilitated by Internal Audit who also provide a degree of assurance as to the operation and validity of the system of internal control and the self assessment process. Internal Audit's programme of independent review is driven by the results of the risk identification process and work performed includes a detailed examination of related key controls. The results of internal audits and investigations are reported to the Audit and Risk Committee, which reviews the assurance procedures and reports to the Board.

Statement of directors' responsibilities

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss and cash flows of the Group for the financial year.

The directors, in preparing the accounts set out on pages 47 to 77, consider that the Group has adopted appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that proper accounting records are kept which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. The directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Group website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that have occurred to the Accounts since they were initially presented on the website. It should be noted that information published on the Internet is accessible in many countries, some of which have different legal requirements relating to the preparation and dissemination of Financial Statements.

The directors confirm that they have complied with the above requirements.

Going concern

After making enquiries the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future and accordingly continue to adopt the going concern basis in preparing the accounts.

Share capital

Details of movements in the share capital of the Company are given in note 22 to the accounts. During the year, the Company purchased in the market for cancellation 1,356,661 of its ordinary shares of 10 pence each at a total cost of £16.8 million, giving an average repurchase cost of £12.34 per share. This was done to return capital to shareholders at share prices that were earnings enhancing. These transactions represented some 0.4% of the issued ordinary share capital at 31 March 2004. As at 20 May 2004, the Company has an unexpired authority from last year's Annual General Meeting to repurchase further shares up to a remaining maximum of 30,445,116 ordinary shares.

Resolutions relating to the Company's share capital are to be proposed at the Annual General Meeting and are set out in the Notice of Meeting. Further details are given in the accompanying letter from the Chairman.

As at 13 May 2004, the Company had been notified of four holdings of 3% or more, in its share capital, being that of FMR Corp Group of companies and Fidelity International Ltd Group of companies (5.17%), Barclays PLC (4.05%), D H Rosenblum, a former director of the Company (3.59%), and Putnam Investment Management LLC and the Putnam Advisory Company LLC (3.17%).

Details of the directors' interests in the share capital of the Company and details of directors' share options are set out in the Remuneration Report. There have been no changes in the directors' share interests between 31 March 2004 and the date of this report.

Investor relations

The Company enters into a dialogue at appropriate times with its institutional shareholders, whilst having regard to the UK Listing Authority's guidance on the dissemination of price sensitive information. The Group's non-executive Chairman frequently attends meetings with institutional investors and always attends results' presentations. Copies of all results announcements are carried in full on the Company's website www.mangroupplc.com as soon as they are published, together with announcements required to be made in accordance with the UK Listing Authority Listing Rules and other investor presentation material. The Company encourages research coverage of its business activities by analysts and rating agencies and for this purpose makes available the time of the Chief Executive and Finance Director.

Full use is made of the Annual General Meeting to communicate with private investors. The Company will continue the practices of making available at the Annual General Meeting the level of proxies lodged on each resolution, despatching the notice of the Annual General Meeting and related papers more than 20 working days before the meeting, and proposing each substantially separate issue as an individual motion. It is intended that all members of the Board will, as usual, attend the 2004 Annual General Meeting and will be available to answer questions both during and after the Meeting.

Annual General Meeting

The Company's Annual General Meeting will be held at 11.00 am on 7 July 2004, at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE.

Employees, environment and charitable donations

The Group's policies in relation to employees, and the environment, and details of the Group's charitable donations in the year, are included in the Corporate Social Responsibility Report, which immediately precedes the Directors' Report.

Auditors

PricewaterhouseCoopers LLP have indicated their willingness to continue in office and resolutions will be proposed at the Annual General Meeting to re-appoint them as auditors of the Company and to authorise the directors to determine their remuneration for the current year.

The Board and the auditors as a matter of professional practice maintain safeguards to avoid the objectivity and independence of the auditors becoming compromised. The Board and the Audit and Risk Committee have adopted a formal policy regarding the engagement of the external auditor in the provision of any non-audit services. For the year, non-audit fees were 83% of audit fees. The non-audit fees largely relate to advice and assistance given in relation to the Group's Integrated Prudential Source Book and Basel II projects. Some assistance has also been given in relation to the Group's International Accounting Standards conversion project. Further controls over the relationship of the Group with the auditors are operated by the Audit and Risk Committee and are noted above.

By Order of the Board
Peter Clarke
Company Secretary
20 May 2004

Remuneration Report

The directors submit their Remuneration report for the year ended 31 March 2004.

The Remuneration Report sets out the Company's policy on the remuneration of executive and non-executive directors with details of their remuneration packages (including share incentive scheme awards), service contracts and disclosable interests in the issued share capital of Man Group plc in respect of the year ending 31 March 2004. The report will be put to an advisory vote of the Company's shareholders at the Annual General Meeting to be held on 7 July 2004.

The Remuneration Committee comprises only independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt (appointed 20 August 2003), Alison Carnwath, Glen Moreno and Jonathan Nicholls (appointed 24 March 2004). It is responsible for setting the remuneration of all executive directors and the Chairman of Man Group plc. It is also responsible for determining the framework and policy for the remuneration of senior executives below Group board level across the Man Group.

Executive remuneration policy

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to (a) the achievement of agreed individual objectives; (b) the achievement of the Group's key financial and business targets (as set out in the Financial Review); and (c) the creation of long-term shareholder value. In assessing the competitiveness of remuneration, salaries and bonuses have been reviewed against external market data provided by independent professional consultants. To retain flexibility in the application of its remuneration policy on an annual basis, the Committee seeks to give a high proportion of total annual compensation in the form of variable bonus payments. The Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus. It is also policy to align the interests of executive directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership, by offering participation in share-based long-term incentive schemes, details of which are set out in this report. The Remuneration Committee's policy with regard to the remuneration of executive directors is not expected to change in the current year.

The remuneration of executive directors consists of annual salary, car allowance, health and disability benefits, an annual cash bonus scheme, pension contribution and participation in long-term incentive schemes. In the case of executive directors who are relocated to overseas offices, an additional housing allowance may be paid. Only base salary is pensionable. Details of each individual director's remuneration, shareholding and, where applicable, share options and long-term incentive plan benefits are set out in this report.

Service contracts

The Group has service agreements with its executive directors. The service contracts do not have a fixed term but provide for termination on the expiry of not more than 12 months' written notice by either party or at the end of the month during which the director has attained the age of 60. The effective dates of the service agreements are: Chris Chambers 20 August 2004; Peter Clarke 1 April 1997; Kevin Davis 1 April 2000; and Stanley Fink 24 March 2000. They contain no contractual entitlement to be paid any fixed amount of bonus or right to participation in any of the Group's share-based incentive schemes, participation in which is at the Remuneration Committee's discretion. To protect the Group's business interests, executive directors' service contracts contain non-compete covenants designed to be applicable to the extent permitted under the law of the relevant jurisdiction. The executive directors' service contracts do not include any fixed provision for termination compensation. The Committee is mindful of the need to consider what compensation commitments, if any, are appropriate in the event of the termination of executive directors' service contracts, bearing in mind the Group's legal obligations and the individual's ability to mitigate their loss. The Committee must approve in advance any proposed termination payments.

The non-executive directors are appointed by the Board. Details of their terms of appointment are set out in the Directors' Report.

Salaries

Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. Particular regard is paid to salary levels within other leading companies in the financial services sector and the need in many cases to secure the services of senior executives who have international experience and flexibility in job location. These comparisons are made with the assistance of independent remuneration surveys. Salaries are reviewed annually.

The fees of the non-executive directors are determined by the Board within the limits contained in the Articles of Association. Approval of shareholders is being sought to increase the current maximum aggregate limit at the 2004 Annual General Meeting.

Pension provision

The Group operates pension and retirement benefit schemes for its employees in a number of countries. Base salary is the only component of remuneration which is pensionable. All executive directors are eligible to participate in the Group's pension arrangements generally operating in the jurisdiction in which they work. Alternatively, the Group will, at the executive director's request and subject to applicable limits and regulations, make a contribution of up to 10% of pensionable salary to a private pension plan nominated by the director.

Performance-related cash bonuses

In addition to base salary, all executive directors and senior executives are eligible for an annual performance-related cash bonus, which is non-pensionable. Total bonuses available across the Group for distribution to eligible employees (including executive directors) are determined by reference to the pre-tax profit of each business unit after making certain adjustments, including a charge for the capital allocated by the Group to the operation of that business and any credit usage.

Bonuses for executive directors are discretionary. In considering the appropriate level of bonus for each director, the Committee considers (a) the extent to which the individual has achieved their agreed personal objectives for the year and (b) the extent to which the Group has achieved its stated financial targets. The Group's long-standing key targets are: significant growth in diluted underlying earnings per share (which was up 37% in the year); and maintaining a high level of post-tax return on equity (which was 32.2% for the year). In a year of significant out-performance against these targets, total cash bonuses paid to executive directors for the year (excluding Chris Chambers who was appointed during the year) are 23% higher than last year. The bonus of each executive director, as determined by the Remuneration Committee against these measures on an individual basis, is shown in the table on page 42.

Long-term share-based incentive schemes

The Man Group has always sought to facilitate significant equity ownership by directors and senior management, principally through schemes which encourage and assist the purchase of shares with their own money or by way of bonus sacrifice. The Group makes limited use of option schemes and consequently the bulk of the cost of operating its share schemes is treated as an expense and passes annually through the Group's profit and loss account. The Board and employees worldwide together currently own an estimated 13% of the Company's share capital, either directly or through employee trusts established and funded for this purpose. The Board alone directly holds 6% of the issued capital. The employee trusts are included in the Group's consolidated Accounts.

Executive directors are eligible to participate in the Performance Share Plan, Assisted Purchase Scheme and Share Option Scheme, in each case at the Remuneration Committee's discretion. Both the Board and the Remuneration Committee believe that it is inappropriate to use short-term share price movements as a measure of management performance; true long-term shareholder value will be created through long-term growth in earnings per share and the maintenance of high levels of post-tax return on capital. For this reason, these two measures form the basis of the performance criteria applicable to the Group's long-term share-based Incentive Schemes. The Committee is not aware of any listed companies of substantial size whose main business activities are comparable in nature and scale to that of the Man Group, and accordingly the Committee does not see any merit in trying to benchmark performance criteria against comparable companies.

The performance graph below compares the Company's total shareholder return performance against the FTSE 100 Index. The FTSE 100 is the 100 largest UK quoted companies by market capitalisation. It has been chosen because it is a widely recognised performance comparison for large UK companies. The graph shows the change in the hypothetical value of £100 invested in the Company's ordinary shares on 31 March 1999, compared with the change in the hypothetical value of £100 invested in the FTSE 100 Index, at 31 March in each year. This shows that Man has materially outperformed the FTSE 100 for this period.

Total shareholder return (£)



Man Group plc
FTSE 100 Index
700
600
500
400
300
200
100
0
641
418
286
349
179
106
94
90
64
80
1999
2000
2001
2002
2003
2004

Source:Datastream

The following is a summary of the long-term share-based incentive schemes operated by the Group during the year.

Performance Share Plan

This is a long-term incentive plan for executive directors and senior executives first approved by shareholders in 1996 and amended at the 2001 AGM. Awards are performance-related over a three-year measurement period based on the level of post-tax return on average capital employed ("Return on Equity") achieved by the Group throughout that period. Return on Equity, for this purpose, is defined as the post-tax profit for the year before goodwill amortisation and any exceptional items relating to the disposal of the Agricultural Products businesses, divided by the average of the opening and closing equity shareholders' funds. No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% (18% for pre-July 2001 awards) across the performance period and awards will be transferred at levels above this on a sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% (24% or more for pre-July 2001 awards). These return targets represent a multiple of the Group's weighted average cost of capital and are considered by the Committee to be both challenging and appropriate..Additionally, no pre-July 2001 award is capable of being transferred (regardless of the level of Return on Equity achieved) unless aggregate earnings per share growth over the performance period has exceeded the growth in the Retail Prices Index for the same period by at least 6%. Entitlements are subject to an additional one-year restriction on transfer to participants dependent upon continued employment with the Group. The 2001 awards will vest at 100% and will be transferred in June 2005. The 2000 awards will vest at 100% and will be transferred in June 2004. The 1999 awards vested at 100% and were transferred in June 2003. The 1998 awards vested at 100% and were transferred in June 2002. The 1997 awards did not vest as the required performance levels were not met. The 1996 awards vested at 86% and became exercisable in September 2000.

Additionally the Plan allows participants to invest part or all of their annual performance-related cash bonus in shares in the Company ("invested shares"). In return, a participant will be provisionally allocated such number of additional shares as represents the amount of their investment gross of personal tax and social security liabilities ("matching shares"). In addition, shares purchased under the Assisted Purchase Scheme (see below) are eligible for a matching allocation under the Plan on a one-to-one ratio. The provisional allocation of matching shares will be subject to the same performance criteria and three-year performance period as set out above, and to continued employment with the Group over four years. A participant may withdraw their invested shares at any time but if, and to the extent that they do so during the performance period, the corresponding allocation of matching shares lapses.

Share Option Schemes
An Inland Revenue Approved and Unapproved Scheme, The Man Group Executive Share Option Scheme 2001, was established following shareholder approval at the 2001 AGM. Selected senior employees and executive directors are eligible to participate. All grants of options are subject to Remuneration Committee approval. Details of options held by executive directors are set out in the table below. Options issued under the Scheme may normally only be exercised between three and ten years from the date of grant and are subject to the satisfaction of performance conditions. 50% of each option will vest if the Company's underlying earnings per share growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. Performance criteria are calculated from the end of the financial year prior to the grant of option. If the targets attached to any option are not reached after three years the EPS performance will be remeasured annually for a further two years. If the targets are not satisfied after five years, the option will lapse. The Remuneration Committee considers underlying earnings per share (that is earnings from net management fee income and Brokerage net income, and therefore excludes net performance fee income, Sugar Australia, goodwill amortisation and exceptional items) to be an appropriate target. The effect of performance fee income is excluded as it can be volatile when comparing between accounting periods. The Committee also considers these targets to be suitably challenging. The options granted in 2001 have fully met the performance criteria.

Assisted Purchase Scheme
The Group has established and contributes to a discretionary trust for the benefit of employees of the Group (including executive directors) to facilitate the acquisition of shares in the Company as long-term holdings. The current trustee, who is not connected with the Group, is Ansbacher Trustees (Jersey) Limited. The trustee acquires shares in the market, which it will sell on at the prevailing market price on deferred payment terms. In the case of executive directors, such assistance is subject to prior approval by the Remuneration Committee. As at 31 March 2004 the directors receiving such assistance were: Chris Chambers £875,000, payable in annual instalments during the period to November 2007; Peter Clarke £1,120,201, payable in annual instalments during the period to November 2007; Kevin Davis £881,201, payable in annual instalments during the period to November 2008; and Stanley Fink £2,240,321, payable in annual instalments during the period to November 2007.

Co-Investment Scheme
This is a long-term incentive scheme, designed to encourage senior executives (excluding directors) to invest a proportion of their cash bonus by purchasing shares in the Company and to facilitate their retention. It is a matching scheme whereby the Group matches on an agreed basis the pre-tax amount of bonus invested in the scheme provided that the bonus investment shares are retained by the employee for three years. The matching award can be exercised for no payment after four years provided that the employee is still employed by the Group. The Scheme operates on a four-to-one matching basis. The amount a participant can invest cannot exceed 100% of their bonus. The only directors participating in the Co-Investment Scheme during the year were Chris Chambers and Kevin Davis, who were granted awards prior to becoming directors.

Other Employee Share Schemes
In 2001, the Group introduced an Inland Revenue approved Sharesave Scheme in the United Kingdom and an Internal Revenue Code qualifying employee Stock Purchase Plan in the United States. Both are all-employee plans and executive directors are entitled to participate, subject to the relevant terms and conditions. The UK Sharesave Scheme contracts are for three or five year periods, with each participant permitted to save up to £250 per month to purchase Man Group plc shares at a discount. The initial grant was made in October 2001 and further grants in June 2002 and June 2003. The discount was 20% of the market value near the time the option was granted. Under the US Stock Purchase Plan, each participant is permitted to save up to $375 per month to purchase Man Group plc shares at a discount, normally after a 24 month period and is subject to a restriction on transfer of one year following purchase. The initial grant, for a 17 month period, was made in January 2002 and further grants for 24 month periods were made in June 2002 and June 2003. The option price was at a 15% discount to the market value on the date of grant.

Directors' remuneration

The remuneration of the directors listed by individual director is as follows:

	Salary and fees £'000	Benefits+ £'000	Annual Bonus £'000	**2004 Total £'000**	2003 Total £'000
Executive directors					
Chris Chambers*	182	29	1,230	**1,441**	–
Peter Clarke	295	63	2,100	**2,458**	2,049
Kevin Davis	281	220	2,400	**2,901**	2,396
Stanley Fink	395	127	4,000	**4,522**	3,813
Non-executive directors					
Harvey McGrath	272	–	–	**272**	272
Jon Aisbitt*	31	–	–	**31**	–
Alison Carnwath	50	–	–	**50**	50
Dugald Eadie	50	–	–	**50**	50
Glen Moreno	50	–	–	**50**	50
Stephen Nesbitt	50	–	–	**50**	50
Jonathan Nicholls#	1	–	–	**1**	–
31 March 2004	1,657	439	9,730	**11,826**	
31 March 2003	1,396	434	6,900		8,730

* Appointed 20 August 2003 (Chris Chambers' salary, benefits and bonus only relate to the period from 20 August 2003).

Appointed 24 March 2004

+ The benefits of Chris Chambers, Peter Clarke and Stanley Fink almost entirely relate to a taxable benefit in kind assessment in connection with the Assisted Purchase Scheme (details of which are given on page 41). The benefits of Kevin Davis principally relate to the Assisted Purchase Scheme and to a housing allowance, as he has been relocated to an overseas office.

Retirement benefits accruing to Peter Clarke under a defined benefit pension scheme, and contributions to money purchase schemes relating to other directors were as follows:

	Defined benefit scheme							
	Age	**Accrued pension# at 31 March 2004 £'000 per annum**	Increase in accrued pension during the year £'000 per annum	Increase in accrued pension during the year (net of inflation) £'000 per annum	Transfer value+ at 31 March 2004 of increase in accrued pension during the year (net of inflation) £'000	**Transfer value+ of accrued pension at 31 March 2004 £'000**	Transfer value+ of accrued pension at 31 March 2003 £'000	Increase in transfer value+ over the year £'000
Peter Clarke	44	19	2	1	12*	230	158	67*

The accrued pension is the amount that would be paid if the director left service at the relevant date.

+ The transfer values have been calculated in accordance with the guidance note "GN11" published by the Institute of Actuaries and Faculty of Actuaries.

* *These figures have been adjusted so that they are net of the director's contributions paid during the year of £4,935.*

	Money purchase schemes	
	2004 £'000	2003 £'000
Chris Chambers*	9	–
Kevin Davis	13	13
Stanley Fink	39	37

* represents contributions made since his appointment as a director on 20 August 2003.

Shares under option under the Man Group Executive Share Option Scheme 2001 (a)

	Date of grant	Number of options: 1 April 2003	Granted during year	Exercised during year	31 March 2004	Option price	Earliest exercise date	Latest exercise date
Chris Chambers	June 2003	–	22,318	–	22,318	1277.0p	June 2006	June 2013
Peter Clarke	July 2001	54,083	–	–	54,083	924.5p	July 2004	July 2011
	June 2002	52,301	–	–	52,301	956.0p	June 2005	June 2012
	June 2003	–	42,286	–	42,286	1277.0p	June 2006	June 2013
Kevin Davis	July 2001	54,083	–	–	54,083	924.5p	July 2004	July 2011
	June 2002	52,301	–	–	52,301	956.0p	June 2005	June 2012
	June 2003	–	42,286	–	42,286	1277.0p	June 2006	June 2013
Stanley Fink	July 2001	75,716	–	–	75,716	924.5p	July 2004	July 2011
	June 2002	73,222	–	–	73,222	956.0p	June 2005	June 2012
	June 2003	–	57,948	–	57,948	1277.0p	June 2006	June 2013

Notes:
(a) Details of the performance conditions under which options can be exercised are given on page 41.

Shares under option under the Man Group Sharesave Scheme

	Date of grant	Number of options: 1 April 2003	Granted during year	Exercised during year	31 March 2004	Option price	Exercise price	Gain on exercise £'000
Stanley Fink	October 2001	2,268	–	–	2,268	744p	–	–

Shares awards and matching awards under the Performance Share Plan (a)

	Performance Share Plan: Outstanding at 31 March 2003	Awarded during year (e)	Transferred in year (b)	Outstanding at 31 March 2004 (c)	Performance Share Plan Matching Awards: Outstanding at 31 March 2003	Awarded during year (e)	Transferred in year (b)	Outstanding at 31 March 2004 (d)
Chris Chambers	–	22,457	–	22,457	–	59,097	–	59,097
Peter Clarke	138,544	22,457	45,782	115,219	323,499	–	138,750	184,749
Kevin Davis	117,734	22,457	24,972	115,219	104,828	129,802	–	234,630
Stanley Fink	170,917	30,336	45,782	155,471	784,045	157,592	144,531	797,106
Harvey McGrath	122,854	–	72,142	50,712	–	–	–	–

Notes:
(a) The details of the performance criteria that are required to be met before any share awards become eligible for transfer are given on page 40 to 41.
(b) Shares awarded to Peter Clarke, Kevin Davis, Stanley Fink and Harvey McGrath in 1999 and matching shares awarded to Peter Clarke and Stanley Fink in 1999 under the Performance Share Plan were transferred to them on 18 June 2003. The share price was 1276.5 pence at that date giving the following market values: Peter Clarke £2,355,550; Kevin Davis £318,767; Stanley Fink £2,429,345; and Harvey McGrath £920,892.
(c) Of the Performance Share Plan shares outstanding at 31 March 2004, the following shares will be transferred in June 2004 in relation to the 2000 awards, as all performance criteria have been met: Peter Clarke 39,009 shares; Kevin Davis 39,009 shares; Stanley Fink 50,712 shares; and Harvey McGrath 50,712 shares.
(d) Of the matching shares awarded under the Performance Share Plan outstanding at 31 March 2004, the following shares will be transferred in June 2004: Peter Clarke 81,065 shares; Kevin Davis 32,427 shares; and Stanley Fink 97,277 shares.
(e) In relation to shares awarded during the year, the share price was 1276.5 pence on 18 June 2003, the date of the awards.

Matching share awards under the Group's Co-Investment Scheme (a)

	Outstanding at 31 March 2003	Awarded during year	Exercised in year (c)	Outstanding at 31 March 2004 (d)
Chris Chambers (b)	101,963	46,723	–	148,686
Kevin Davis (b)	85,026	–	85,026	–

Notes:

(a) Details of the performance conditions relating to the Group's Co-Investment Scheme are given on page 41.

(b) Chris Chambers and Kevin Davis were granted matching awards under this scheme prior to their appointments as directors. These awards are exercisable between four and seven years from the date of grant for no consideration.

(c) Kevin Davis exercised his 1999 award on 18 June 2003 when the share price was 1276.5 pence and exercised his 2000 award on 26 March 2004 when the share price was 1741.8 pence, giving a total market value of £1,313,447.

(d) Chris Chambers' outstanding matching awards were granted as follows: 2002: 101,963 shares and 2003: 46,723 shares.

(e) The exercise price on the above matching awards is £1 in aggregate.

Director's interests in ordinary shares of Man Group plc

	31 March 2004	31 March 2003
Jon Aisbitt	**50,000**	–
Alison Carnwath	**66,649**	65,422
Chris Chambers (a)	**109,374**	–
Peter Clarke	**689,235**	689,235
Kevin Davis (b)	**1,246,324**	1,147,927
Dugald Eadie	**50,000**	50,000
Stanley Fink (b)	**4,663,298**	4,813,298
Harvey McGrath	**6,356,800**	7,026,800
Glen Moreno	**20,000**	20,000
Stephen Nesbitt (b)	**5,594,257**	6,094,257
Jonathan Nicholls	**–**	–

Notes:

(a) At the date of appointment as a director (20 August 2003), Chris Chambers' interest was in 109,374 ordinary shares.

(b) All of the above interests are beneficial, except the interests of Kevin Davis and Stanley Fink which include their non-beneficial interests in 153,000 and 127,500 ordinary shares respectively held by them as trustees of trusts of which they are also beneficiaries, and the interests of Stephen Nesbitt which include a non-beneficial interest in 100,000 ordinary shares.

(c) There has been no change in the directors' interests in the ordinary shares of Man Group plc from 31 March 2004 to the date of this report.

The market price of the Company's shares at the end of the financial year was £17.49. The highest and lowest share prices during the financial year were £17.49 and £9.57 respectively.

For and on behalf of the Board
Dugald Eadie
Chairman, Remuneration Committee
20 May 2004

Accounts

Independent auditors' report to the members of Man Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention, as modified by the revaluation of certain assets, and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part") contained on pages 42 to 44.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities. The directors are also responsible for preparing the Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Operating Review, the Financial Review, the Corporate Social Responsibility Report, the Directors' Report (which includes the Corporate Governance Statement) and the unaudited part of the Remuneration Report.

We review whether the Corporate Governance Statement reflects the Company's and Group's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England

20 May 2004

Principal Accounting Policies

Basis of accounting
The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain assets, and in accordance with applicable accounting standards in the United Kingdom and, except for the treatment of taking to the profit and loss account profits and losses arising on the revaluation of financial instruments, in accordance with the requirements of the Companies Act 1985 ("the Act"). An explanation of this departure is given in the net operating income and revenue recognition note below.

The Group reviews and update its accounting policies, in accordance with the requirements of FRS 18 "Accounting Policies", although there have been no significant changes in 2004.

Basis of consolidation
The Group accounts incorporate the accounts of Man Group plc and its subsidiaries for the year ended 31 March 2004. The results of subsidiaries disposed of in the period are incorporated up to the date control is transferred. The results of subsidiaries acquired in the period are incorporated from the date control is acquired, using the acquisition method of accounting.

Entities that do not qualify as subsidiaries but which give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary are included in the consolidated accounts. The Group has one such quasi-subsidiary, Forester Limited, which issued exchangeable bonds to raise funding for the Group. To show the effect of the inclusion of Forester Limited on the consolidated accounts, its summary accounts are given in note 33.

Certain US limited partnerships in which the Group is general partner are not consolidated because there are severe long-term restrictions on the rights of the general partners. The Group accounts for the 1% general partnership interests as fixed asset investments.

Shares in subsidiary undertakings
The Company's shares in subsidiary undertakings are stated in the balance sheet of the Company at cost less provisions for any impairment in value.

Joint ventures and associates
A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more other ventures under a contractual arrangement. An associate is an undertaking, not being a subsidiary or joint venture, in which the Group's interest is substantial and for the long-term and, having regard to the disposition of the other shareholdings, the Group is in a position to exercise a significant influence over its policies and participates in its commercial and financial decisions.

The Group's share of the profits less losses of joint ventures and associates is included in the consolidated profit and loss account on the equity accounting basis or, in the case of joint ventures, the gross equity accounting basis. The Group's share of the reserves from the dates of acquisition of joint ventures and associates is included in the consolidated balance sheet.

Turnover
In the opinion of the directors, disclosure of turnover is most appropriately represented by net operating income, which comprises net fee and commission income, net trading interest income and other operating income. These changes represent an adaptation of the profit and loss account format laid down in Schedule 4 to the Companies Act 1985 due to the special nature of the Group's business.

Net operating income and revenue recognition
In Asset Management, performance fees are only recognised once they have been "locked-in" and cannot subsequently be reversed. Management fees, which include all non-performance related fees, are recognised as earned.

In Brokerage, execution and clearing commissions are recognised as earned. To represent the substance of matched principal transactions entered into by the Group, where it acts as principal for the simultaneous purchase and sale of securities to third parties, commission income is the differential between the consideration received on the sale of the security and its purchase. Net trading interest income, which is largely generated from client funds, is recognised as earned.

In accordance with accepted practice, those financial instruments (including forward positions and derivatives) held for trading purposes are marked-to-market and consequent gains and losses are taken to the profit and loss account. This policy represents a departure from the statutory requirement to record positions and instruments at the lower of cost and net realisable value. The directors consider this to be necessary for the accounts to show a true and fair view. It is not practical to quantify the effect on the accounts of this departure, since information on original cost, being of no continuing relevance to the business, is not available.

Matched principal business
In Brokerage, certain Group companies are involved in collateralised stock borrowing and lending transactions acting as an intermediary between counterparties. Although the legal form of such transactions is that the Group acts as a principal to both sides of the transaction, thus maintaining anonymity to the market, the substance of the transactions is that the Group acts as an intermediary and assumes minimal risk. Accordingly, the deposits paid and received for securities borrowed and loaned have been offset and only the net amount is included in debtors and creditors.

In addition, certain Group companies are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. Such trades are complete only when both sides of the deal are settled, and so the Group is exposed to risk in the event that one side of the transaction remains unmatched. Substantially all trades settle on the appointed value date and in most instances delivery of stock is only made against payment. In order to reflect the substance of these transactions, amounts payable and receivable in respect of matched principal business prior to settlement due date are netted and shown in debtors. For information gross values are disclosed in note 16. Transactions that have failed and those that remain unsettled beyond value date are shown gross in trade debtors and trade creditors.

Sales commissions
In Asset Management, sales commissions paid to intermediaries and employees when a fund is first launched are charged on a straight-line basis to net operating income over the shorter of five years and the period during which fees are payable by the investor for early redemption. Trail commissions are charged to net operating income as incurred.

Financial instruments
Financial instruments, including derivatives, are held for trading purposes or held as hedges. Profits or losses on hedging instruments are accounted for in accordance with the policy described below. Financial instruments and derivative financial instruments held for trading are marked-to-market, with the resulting gains and losses taken to the net operating income line in the profit and loss account. Assets, or positive fair values, arising from transactions in these instruments, are shown under debtors in the balance sheet. Liabilities, or negative fair values, arising from transactions in these instruments, are shown under creditors in the balance sheet.

The Group uses various financial instruments to reduce exposure to foreign exchange risks, future commodity price risks and interest rate risks. These include forward currency contracts and to a lesser extent currency options, commodity futures and options with recognised exchanges and interest rate swaps. A financial instrument is considered to be used for hedging purposes when it alters the risk profile of an existing, or anticipated, underlying exposure of the Group in line with the Group's risk management policies.

Hedging instruments are matched with their underlying hedged item either individually or in aggregate as appropriate. The gains and losses on hedging instruments are not recognised in the profit and loss account immediately as they arise. Such gains and losses are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item. For foreign exchange instruments, this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of the instrument or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place, or would normally be accounted for, in a future period. If the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is closed out. Any profit or loss on the sale, or that arises when a hedging transaction is terminated prior to the end of the life of the underlying asset, liability, income or expense, is recognised in the profit and loss account immediately as part of operating profit.

Debt instruments
Debt instruments issued by the Group are carried at cost. The finance costs of debt instruments are charged to the net interest income line in the profit and loss account over the term of the debt. Such costs include the costs of issue and any discount to face value arising on issue. The exchangeable bonds are accounted for without anticipating exchange, in accordance with FRS 4 "Capital Instruments".

Currencies
Transactions in currencies other than the functional currency of the undertaking concerned are recorded at the rate appropriate at the time of accounting for the transaction. Currency balances at the year-end are converted at the rate ruling at that date except where covered by an open foreign exchange contract in which case the rate specified in the contract is used.

Assets and liabilities of those subsidiaries and associates which prepare accounts in currencies other than the Group's reporting currency are translated at year-end rates. The results and cash flows of these undertakings are translated at average rates for the year. Differences on exchange arising from the translation of opening balance sheets of those subsidiaries and associates whose reporting currency is not sterling, together with the differences between the results of these undertakings translated at average rates for the year and year-end rates, are taken directly to reserves, together with differences on non-sterling borrowings used to hedge those investments.

All other gains and losses are taken to the profit and loss account.

Goodwill
Positive goodwill arising on acquisitions since 1 April 1998 is capitalised, categorised as an asset on the balance sheet and amortised over its useful economic life. The useful economic life of the goodwill is determined at the time of the acquisition giving rise to it by considering the nature of the acquired business, the economic environment in which it operates and period of time over which the value of the business is expected to exceed the values of the identifiable net assets. The goodwill amortisation periods used by the Group typically range between 3 and 15 years.

Goodwill arising on acquisitions prior to 31 March 1998 was written off directly against Group reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of FRS 10. Adjustments to earn-outs relating to acquisitions prior to 31 March 1998 have been taken directly to Group reserves. Upon the sale or closure of previously acquired businesses, any goodwill arising on acquisition that was written off directly to reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

Impairment
Tangible fixed assets and goodwill are subject to impairment review, in accordance with FRS 11, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. Goodwill is also subject to impairment reviews at the end of the first full financial year following acquisition. Specific details of such impairment reviews are given in note 13 to the Accounts.

The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs.

Other investments
Investments are classified as fixed assets where the intention is to hold the investment for the long-term for use in the business or where the Group's ability to dispose of the investment is restricted. Other investments are classified as current assets.

Fixed asset investments are carried at their purchase price. Where an investment has diminished in value the diminution is charged to the profit and loss account if it is permanent. If the circumstances giving rise to the diminution have reversed to any extent, the charge to the profit and loss account is written back to the extent that it is no longer necessary. Current asset investments are marked-to-market and all revaluation gains and losses are recognised in the profit and loss account (as stated in the net operating income and revenue recognition policy).

Pensions
The Group operates a number of defined contribution and benefit pension schemes. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme during the year. The expected cost of the defined benefit schemes is charged to the profit and loss account, on the advice of independent actuaries (who conduct an actuarial valuation every three years), so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from regular cost are spread over the expected remaining service lives of current employees. To the extent that such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet. The additional disclosures under FRS 17 have been made in note 8 to the Accounts.

Employee share ownership trusts
The purchase cost of investments in own shares held in connection with the Group's employee share schemes are treated as fixed asset investments and amortised, on a straight line basis, over the vesting period. At the end of the vesting period the shares are transferred to employees. If any shares do not vest, they are typically carried forward to a future year's share scheme or sold in the open market. For share awards and options granted where the intention is to issue shares, the profit and loss charge is based on the intrinsic value at the date of award/grant.

Leases
Operating lease rentals are charged to the profit and loss account in the period to which they relate.

Depreciation
Depreciation is provided on a straight-line basis to write off tangible fixed assets over their economic useful lives down to their residual value, which may not be nil. When determining the useful economic life of equipment, the Group takes into account the expected rate of technological developments and the intensity at which the assets are expected to be used. The rates used are dependent on the circumstances in the countries in which subsidiaries operate and are as follows:

Leasehold land and buildings	life of the lease
Equipment	3 to 10 years

Segregated balances
As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses, and brokers in segregated accounts. These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

Deferred taxation
Deferred taxation is recognised on all timing differences where the transaction or events that give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. A deferred tax asset is only recognised to the extent that it is likely that it can be recovered. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. The Group does not discount its deferred tax balances.

Changes in accounting presentation
The Company has been advised that the acquisition of RMF Investment Group in May 2002 qualified for merger relief under s131 Companies Act 1985 and therefore an amount of £396.4 million, originally credited to the share premium account, has been transferred to a merger reserve in both the Group and Company balance sheets in the comparative period.

Future UK accounting developments
UITF Abstract 38 and a revision to UITF Abstract 17, "Accounting for ESOP trusts", were issued in December 2003 and will be effective for the Group's financial year ending 31 March 2005. UITF Abstract 38 requires shares held in ESOP trusts to be accounted for as a deduction in arriving at shareholders' funds, rather than as assets. UITF Abstract 17 (revised) states that the charge to the profit and loss account in respect of such shares is based on the intrinsic value of the shares, rather than book value. The effect of this change on the profit and loss account is unlikely to be significant.

Conversion to International Financial Reporting Standards
The Group is required under European legislation to adopt International Financial Reporting Standards (IFRS) for its year ending 31 March 2006. These standards comprise not only IFRS but also International Accounting Standards (IAS). The objective is to harmonise accounting standards, which will enhance transparency and therefore improve the efficiency of the capital markets. The Group has developed a conversion plan and has assessed the impact on its Accounts, however, it is too early to quantify the impact accurately. A commentary on the key items likely to be impacted by the conversion to IFRS is given in the Financial Review.

Group Profit and Loss Account
for the year ended 31 March 2004

	Note	2004 Before goodwill and exceptional items £m	2004 Goodwill and exceptional items £m	2004 Total £m	2003 Before goodwill and exceptional items £m	2003 Goodwill and exceptional items £m	2003 Total £m
Net operating income	1,2	**873.8**	**–**	**873.8**	640.7	–	640.7
Operating expenses	4	**(424.5)**	**(43.0)**	**(467.5)**	(314.8)	(34.8)	(349.6)
Exceptional item – GNI integration costs	6	**–**	**(5.3)**	**(5.3)**	–	(15.0)	(15.0)
		(424.5)	**(48.3)**	**(472.8)**	(314.8)	(49.8)	(364.6)
Group operating profit – continuing operations		**449.3**	**(48.3)**	**401.0**	325.9	(49.8)	276.1
Share of operating profit/(loss) from joint ventures and associates	4,5	**22.0**	**(2.4)**	**19.6**	11.0	(1.4)	9.6
Total operating profit: Group and share of joint ventures and associates		**471.3**	**(50.7)**	**420.6**	336.9	(51.2)	285.7
Exceptional items							
Provision for loss on impending sale of business	6	**–**	**(11.9)**	**(11.9)**	–	–	–
Profit on sale of own shares	6	**–**	**12.7**	**12.7**	–	–	–
Net interest income	7	**13.2**	**–**	**13.2**	11.2	–	11.2
Profit on ordinary activities before taxation	2,3	**484.5**	**(49.9)**	**434.6**	348.1	(51.2)	296.9
Taxation	10	**(99.1)**	**3.5**	**(95.6)**	(65.8)	3.5	(62.3)
Profit on ordinary activities after taxation		**385.4**	**(46.4)**	**339.0**	282.3	(47.7)	234.6
Equity minority interest		**(0.3)**	**–**	**(0.3)**	(0.1)	–	(0.1)
Profit for the financial year		**385.1**	**(46.4)**	**338.7**	282.2	(47.7)	234.5
Ordinary dividends	11			**(89.9)**			(75.2)
Retained profit	23			**248.8**			159.3
Earnings per share on total operations	12						
Basic				**114.0p**			80.0p
Diluted				**103.1p**			75.8p
Earnings per share before goodwill and exceptional items	12						
Basic				**129.6p**			96.3p
Diluted				**116.8p**			91.0p
Underlying earnings per share	12						
Basic				**91.2p**			63.8p
Diluted				**83.1p**			60.7p
Dividends per share							
Interim	11			**11.4p**			9.1p
Final proposed	11			**18.6p**			14.1p

Historical cost profits and losses are not materially different from those shown above.

Group Statement of Total Recognised Gains and Losses
for the year ended 31 March 2004

	Note	2004 £m	2003 £m
Profit for the financial year		**338.7**	234.5
Currency translation differences taken directly to reserves	23	**(150.8)**	(82.2)
Total recognised gains relating to the year		**187.9**	152.3

Group Balance Sheet
at 31 March 2004

	Note	2004 £m	2004 £m	Restated* 2003 £m	Restated* 2003 £m
Fixed assets					
Intangible assets – goodwill	13		**442.0**		522.8
Tangible assets	14		**37.4**		41.7
Investments	15				
Investments in joint ventures					
Share of gross assets and goodwill		**8.0**		21.4	
Share of gross liabilities		**(0.6)**		(3.2)	
			7.4		18.2
Investments in associates			**139.5**		25.4
Other investments			**60.0**		70.1
			206.9		113.7
			686.3		678.2
Current assets					
Debtors	16		**1,890.7**		1,743.3
Investments	18		**1,301.8**		694.1
Cash at bank and in hand			**926.2**		642.6
			4,118.7		3,080.0
Creditors: amounts falling due within one year	19		**(3,106.3)**		(2,277.7)
Net current assets			**1,012.4**		802.3
Total assets less current liabilities			**1,698.7**		1,480.5
Creditors: amounts falling due after more than one year	19				
Exchangeable bonds		**(390.2)**		(389.7)	
Other		**(157.1)**		(114.7)	
			(547.3)		(504.4)
Provisions for liabilities and charges	20		**(1.5)**		(4.8)
Net assets			**1,149.9**		971.3
Capital and reserves					
Called up share capital	22		**31.0**		30.7
Share premium account	23		**183.6**		111.5
Capital reserve	23		**2.1**		2.0
Merger reserve	23		**396.4**		396.4
Profit and loss account	23		**536.0**		430.2
Equity shareholders' funds			**1,149.1**		970.8
Equity minority interests			**0.8**		0.5
			1,149.9		971.3

* There has been a change in the presentation of the comparative figures to include a merger reserve, as detailed in the change in accounting presentation section in the Principal Accounting Policies note.

Approved by the Board of Directors on 20 May 2004

Stanley Fink, Chief Executive
Peter Clarke, Finance Director

Reconciliation of Movements in Equity Shareholders' Funds
for the year ended 31 March 2004

	Note	2004 £m	2003 £m
Profit for the financial year		**338.7**	234.5
Ordinary dividends	11	**(89.9)**	(75.2)
Retained earnings		**248.8**	159.3
Other recognised gains and losses relating to the year	23	**(150.8)**	(82.2)
Issue of ordinary share capital	22,23	**72.5**	400.8
Purchase and cancellation of own shares	22,23	**(16.8)**	(38.5)
Goodwill written back on impending disposal	23	**11.7**	–
Amortisation of share award costs for shares to be issued	23	**12.9**	–
Adjustment to goodwill written off on acquisitions	23	**–**	(0.1)
Net increase in shareholders' funds		**178.3**	439.3
Opening shareholders' funds		**970.8**	531.5
Closing shareholders' funds		**1,149.1**	970.8

Group Cash Flow Statement
for the year ended 31 March 2004

	Note	2004 £m	2003 £m
Net cash inflow from operating activities	24	**563.4**	318.6
Dividends from joint ventures		**2.3**	3.2
Dividends from associates		**5.6**	5.0
Returns on investments and servicing of finance	25	**14.0**	17.0
Taxation paid		**(62.3)**	(50.6)
Capital expenditure and financial investment	26	**(54.9)**	(44.2)
Acquisitions and disposals	27	**(6.4)**	(291.3)
Equity dividends paid		**(75.4)**	(67.1)
Net cash inflow/(outflow)		**386.3**	(109.4)
Management of liquid resources	28	**(195.0)**	(65.4)
Financing	29	**30.5**	369.3
Increase in cash		**221.8**	194.5

Reconciliation of Net Cash Flow to Closing Net Cash
for the year ended 31 March 2004

	Note	2004 £m	2003 £m
Increase in cash		**221.8**	194.5
Cash inflow from movement in debt		**(47.3)**	(225.0)
Cash outflow from movement in liquid resources		**195.0**	65.4
Change in net cash resulting from cash flows		**369.5**	34.9
Debt acquired with businesses and subsidiaries		**–**	(13.1)
Currency translation difference		**(26.8)**	3.6
Movement in net cash/debt		**342.7**	25.4
Opening net debt		**(15.3)**	(40.7)
Closing net cash/(debt)	30	**327.4**	(15.3)

Company Balance Sheet
at 31 March 2004

	Note	2004 £m	Restated* 2003 £m
Fixed assets			
Investments	38	**636.6**	310.5
Current assets			
Debtors	39	**39.9**	374.9
Investments (unlisted)		**23.5**	–
Creditors: amounts falling due within one year	40	**(73.5)**	(62.2)
Net current (liabilities)/assets		**(10.1)**	312.7
Total assets less current liabilities		**626.5**	623.2
Capital and reserves			
Called up share capital	22	**31.0**	30.7
Share premium account	41	**183.6**	111.5
Capital reserve	41	**2.0**	1.9
Merger reserve	41	**396.4**	396.4
Profit and loss account	41	**13.5**	82.7
Equity shareholders' funds		**626.5**	623.2

* There has been changes in the presentation of the comparative figures to include a merger reserve, as detailed in the change in accounting presentation section in the Principal Accounting Policies note.

Approved by the Board of Directors on 20 May 2004

Stanley Fink, Chief Executive
Peter Clarke, Finance Director

1. Net operating income

	2004 £m	2003 £m
Continuing operations		
Fees and commissions receivable	**1,290.2**	958.4
Fees and commissions payable	**(503.8)**	(363.0)
Net trading interest income	**58.3**	39.0
Other operating income	**29.1**	6.3
Net operating income	**873.8**	640.7

2. Segmental analysis

(a) Segmental analysis of net operating income

	2004 £m	2003 £m
Business segment		
Asset Management	**603.9**	433.2
Brokerage	**269.9**	207.5
	873.8	640.7
Geographic area		
Europe	**675.7**	504.2
The Americas	**156.1**	118.2
Rest of the World	**42.0**	18.3
	873.8	640.7

(b) Segmental analysis of profit on ordinary activities before taxation

	2004 £m	2003 £m
Business segment		
Asset Management – net management fee income	**271.1**	181.1
Asset Management – net performance fee income	**139.1**	115.0
Asset Management – goodwill amortisation	**(39.4)**	(31.4)
Asset Management total	**370.8**	264.7
Brokerage – before goodwill amortisation and exceptional items	**70.8**	48.3
Brokerage – goodwill amortisation	**(6.0)**	(4.8)
Brokerage – exceptional items	**(5.3)**	(15.0)
Brokerage total	**59.5**	28.5
Sugar Australia	**3.5**	3.7
Sugar Australia – exceptional items	**(11.9)**	–
Sugar Australia total	**(8.4)**	3.7
Other exceptional items – profit on sale of own shares	**12.7**	–
	434.6	296.9
Geographic area		
Europe	**387.0**	284.1
The Americas	**40.6**	(0.5)
Rest of the World	**7.0**	13.3
	434.6	296.9

Although the majority of the Group's profits and net operating income (see note 2(a) above) are in Europe, the majority of these are denominated in US dollars.

2. Segmental analysis continued
(c) Segmental analysis of net assets

	2004 £m	2003 £m
Business segment		
Asset Management	**775.1**	665.7
Brokerage	**374.8**	305.6
	1,149.9	971.3
Geographic area		
Europe	**887.1**	775.4
The Americas	**199.8**	150.7
Rest of the World	**63.0**	45.2
	1,149.9	971.3

Capital is allocated across the businesses based on a risk-adjusted capital methodology that quantifies credit, market and operating risks within each business unit and assigns capital accordingly. In addition, capital is also allocated to a limited number of other factors, principally goodwill as well as an allocation to reflect the need to maintain certain minimum levels of regulatory capital.

3. Profit on ordinary activities before taxation

	Before exceptional items £m	Exceptional items £m	2004 Total £m	2003 Total £m
Profit on ordinary activities before taxation is after charging				
Staff costs (note 8)	312.7	3.7	**316.4**	226.3
Depreciation of tangible fixed assets	15.9	–	**15.9**	12.7
Amortisation of goodwill	45.4	–	**45.4**	36.2
Profit on sale of fixed asset investments	(0.4)	(12.7)	**(13.1)**	(0.1)
Loss on sale of tangible fixed assets	1.4	–	**1.4**	–
Provision for loss on impending sale of business	–	11.9	**11.9**	–
Operating lease rentals				
Plant and machinery	0.1	–	**0.1**	0.1
Other	9.2	–	**9.2**	10.6

Operating expenses principally comprise administrative expenses.

In relation to exceptional items, the remaining £1.6 million (not allocated in the table above) relates to other termination and relocation costs.

Fees paid to the Group's auditors, PricewaterhouseCoopers LLP and its worldwide associates, were as follows:

	2004 £m	2003 £m
Audit services		
Group statutory	**1.4**	1.2
Regulatory	**0.4**	0.3
	1.8	1.5
Further assurance services	**1.5**	1.2
Tax services	–	–
Other services	–	0.1
Total fees	**3.3**	2.8

The non-audit fees in the above table relate principally to the UK.

Group statutory audit fees includes £10,000 for each year in respect of the Company.

4. Goodwill amortisation

Included in operating expenses is goodwill amortisation of £43.0 million (2003: £34.8 million). Total goodwill amortisation in the year, including the amount relating to joint ventures and associates (see note 5), on a pre-tax basis is £45.4 million (2003: £36.2 million) and on a post-tax basis is £43.5 million (2003: £36.2 million).

5. Share of operating profit from joint ventures and associates

	2004			2003		
	Before goodwill £m	**Goodwill £m**	**Total £m**	Before goodwill £m	Goodwill £m	Total £m
Joint ventures	**1.3**	**(0.3)**	**1.0**	4.4	(1.4)	3.0
Associates	**20.7**	**(2.1)**	**18.6**	6.6	–	6.6
	22.0	**(2.4)**	**19.6**	11.0	(1.4)	9.6

6. Exceptional items

Exceptional operating expense

In 2004, following the acquisition of GNI Holdings Limited in November 2002, further costs amounting to £5.3 million (£3.7 million net of tax) were incurred relating to the integration of the acquired business into the Group's existing business. These costs relate principally to redundancy and staff retention costs of £3.7 million, and other termination and relocation costs of £1.6 million.

In 2003, following the acquisition of GNI Holdings Limited, costs amounting to £15.0 million (£11.5 million net of tax) were incurred, or provided for, relating to the integration of the acquired business into the Group's existing business. These costs relate principally to redundancy and staff retention costs of £11.5 million and other termination and relocation costs of £3.5 million.

Non-operating exceptional items

At 31 March 2004, the Group made a provision for the loss on sale of their Sugar Australia business. Agreement for the sale has been made with CSR Ltd and is expected to be completed shortly, although as at the date of approval of these Accounts, the sale was not fully unconditional. The provision for loss on sale amounts to £11.9 million (£11.9 million net of tax). £11.7 million of this provision relates to attributable goodwill not previously charged to the profit and loss account and £0.2 million of this provision relates to impairment of fixed assts.

For the year to 31 March 2004, the employee share ownership trusts sold in the market "own shares" that they were holding. These sales generated a profit on sale of £12.7 million (£12.7 million net of tax).

Non-operating exceptional items in 2003 were nil.

7. Net interest income

	2004 £m	2003 £m
Interest payable		
On bank loans and overdrafts	**(5.1)**	(13.0)
On other loans	**(18.3)**	(9.1)
Interest receivable	**36.5**	32.7
	13.1	10.6
Share of net interest income from joint ventures	**0.1**	0.6
Net interest income	**13.2**	11.2

8. Staff costs and employees
(a) Staff costs

	2004 £m	2003 £m
Wages and salaries	**275.4**	197.3
Social security costs	**32.0**	22.4
Other pension costs	**9.0**	6.6
	316.4	226.3

(b) Average number of employees

	2004 Number	2003 Number
Group employees	**2,630**	2,347

(c) Pensions

(i) SSAP24 disclosures
The Group operates various pension schemes throughout the world including a number of funded defined benefit and contribution schemes. The Group's pension cost for the year amounted to £9.0 million (2003: £6.6 million) and where appropriate is assessed in accordance with the advice of qualified independent actuaries.

The latest actuarial valuation of the largest scheme, the Man Group plc Pension Fund (formerly known as the E D & F Man Limited Group Pension Fund), a UK defined benefit pension plan, was made at 31 December 2002 using the market-related approach. The most significant actuarial assumptions were price inflation 2.5% per annum, wage and salary increases 5.0% per annum and investment return 6.4% per annum. Actuarial valuations are conducted every three years. The results of the latest actuarial valuation of the Man Group plc Pension Fund give the market value of the assets of the scheme as £93.4 million. The actuarial value of the assets of the scheme represented approximately 87% of the liabilities for the benefits that had accrued to members, after allowing for expected future increases in earnings. The funding level on a Minimum Funding Requirement basis was 108%.

The Group has net pension prepayments amounting to £5.6 million (2003: £7.9 million), which are included in debtors, this being the excess of the actual contributions paid over the accumulated pension cost.

Other than pensions, the Group does not operate any other form of post-retirement benefit schemes.

8. Staff costs and employees continued
(ii) FRS 17 disclosures
The Group has implemented the transitional arrangements of FRS 17 "Retirement Benefits". The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation of the UK scheme at 31 December 2002. The UK scheme is a closed scheme and the current service cost is expected to increase as the members approach retirement. For the UK scheme, the Group has agreed to contribute 23.1% of pensionable salaries each year until 2008 and in addition, to make a £1 million payment twice a year until 2013. The valuations of both the UK and US schemes were updated by a qualified independent actuary at 31 March 2004 to take account of the requirements of FRS 17. In addition a new Swiss scheme, which has some of the characteristics of a defined benefit scheme, was introduced in July 2003. The main financial assumptions used in the actuarial valuations were:

	UK scheme			US scheme			Swiss scheme
	2004 % pa	2003 % pa	2002 % pa	2004 % pa	2003 % pa	2002 % pa	2004 % pa
Inflation	2.9	2.5	3.0	4.0	4.0	4.0	1.5
Rate of increase in salaries	5.5	5.0	5.5	5.0	5.0	5.0	5.0
The rate of increase for pensions in payment	3.0	3.0	3.0	–	–	–	–
The rate of increase for deferred pensions	5.0	5.0	5.0	–	–	–	–
The rate used to discount scheme liabilities	5.5	5.4	6.0	5.75	6.25	7.25	3.75

The value of the assets and liabilities of the schemes, the assumed long-term rates of return and the assets and liabilities were as follows:

	UK scheme 2004		UK scheme 2003		UK scheme 2002	
	Rate of return %	Value £m	Rate of return %	Value £m	Rate of return %	Value £m
Equities	8.2	45.1	8.6	34.6	7.8	45.8
Bonds	5.2	24.4	5.0	23.1	5.8	25.4
Other	6.1	35.4	6.2	34.7	6.6	30.5
Fair value of scheme assets		104.9		92.4		101.7
Present value of scheme liabilities		(136.1)		(131.6)		(106.0)
Net deficit in scheme		(31.2)		(39.2)		(4.3)

	US scheme 2004		US scheme 2003		US scheme 2002	
	Rate of return	Value	Rate of return	Value	Rate of return	Value
	%	£m	%	£m	%	£m
Equities	10.0	6.5	10.0	5.8	8.5	8.8
Bonds	8.0	2.0	8.0	4.0	8.5	4.3
Other	5.5	6.1	5.5	4.7	8.5	0.8
Fair value of scheme assets		14.6		14.5		13.9
Present value of scheme liabilities		(15.4)		(15.5)		(14.7)
Net deficit in scheme		(0.8)		(1.0)		(0.8)

	Swiss scheme 2004	
	Rate of return	Value
	%	£m
Equities	–	–
Bonds	–	–
Other	4.0	8.2
Fair value of scheme assets		8.2
Present value of scheme liabilities		(10.2)
Net deficit in scheme		(2.0)

8. Staff costs and employees continued

The amount that would be charged to the profit and loss account over the year under FRS 17 is set out below:

	2004				2003		
	UK scheme £m	US scheme £m	Swiss scheme £m	Total £m	UK scheme £m	US scheme £m	Total £m
Current service cost	2.2	1.0	0.8	4.0	1.6	1.1	2.7
Past service cost	–	0.4	–	0.4	–	–	–
Expected return on scheme assets	(6.3)	(1.1)	(0.3)	(7.7)	(7.0)	(1.1)	(8.1)
Interest on scheme liabilities	7.0	0.9	0.3	8.2	6.2	1.0	7.2
Total charge	2.9	1.2	0.8	4.9	0.8	1.0	1.8

The change in the deficit over the year is analysed below:

	2004				2003		
	UK scheme £m	US scheme £m	Swiss scheme £m	Total £m	UK scheme £m	US scheme £m	Total £m
Deficit at beginning of year	(39.2)	(1.0)	(1.3)*	(41.5)	(4.3)	(0.8)	(5.1)
Current service cost	(2.2)	(1.0)	(0.8)	(4.0)	(1.6)	(1.1)	(2.7)
Past service cost	–	(0.4)	–	(0.4)	–	–	–
Expected return on scheme assets	6.3	1.1	0.3	7.7	7.0	1.1	8.1
Interest on scheme liabilities	(7.0)	(0.9)	(0.3)	(8.2)	(6.2)	(1.0)	(7.2)
Contributions	2.4	1.2	0.7	4.3	2.9	3.2	6.1
Actuarial gain/(loss)	8.5	0.2	(0.6)	8.1	(37.0)	(2.4)	(39.4)
Deficit at end of year	(31.2)	(0.8)	(2.0)	(34.0)	(39.2)	(1.0)	(40.2)

* The new Swiss scheme started on 1 July 2003, taking on the assets and liabilities of the previous Swiss schemes. The fair value of assets was £8.2 million and the present value of liabilities was £9.5 million as at 1 July 2003.

The amounts under FRS 17 that would be recognised in the Statement of Total Recognised Gains and Losses (STRGL) for this year are set out below:

	UK scheme 2004		UK scheme 2003	
	£m	%	£m	%
Actual return less expected return on schemes' assets (% of year-end market value of assets)	6.1	5.8	(16.6)	17.9
Experience gains and losses arising on schemes' liabilities (% of year-end present value of scheme liabilities)	0.9	0.7	(0.5)	0.4
Changes in assumptions underlying the present value of scheme liabilities (% of year-end present value of scheme liabilities)	1.5	1.1	(19.9)	15.2
Actuarial gain/(loss) recognised in STRGL	8.5	6.3	(37.0)	28.1

	US scheme				Swiss scheme	
	2004		2003		2004	
	£m	%	£m	%	£m	%
Actual return less expected return on schemes' assets (% of year-end market value of assets)	0.8	5.3	(1.2)	8.3	(0.6)	7.4
Experience gains and losses arising on schemes' liabilities (% of year-end present value of scheme liabilities)	0.3	1.6	(0.2)	1.3	–	0.2
Changes in assumptions underlying the present value of scheme liabilities (% of year-end present value of scheme liabilities)	(0.9)	5.2	(1.0)	6.5	–	–
Actuarial gain/(loss) recognised in STRGL	0.2	1.4	(2.4)	15.5	(0.6)	6.1

8. Staff costs and employees continued

The effects of the FRS 17 pension liability on the net assets and reserves of the Group are set out below:

	2004 £m	2003 £m
Net assets		
FRS 17 pension schemes deficit	**(34.0)**	(40.2)
Related deferred tax asset	**10.0**	12.2
Net FRS 17 pension liability	**(24.0)**	(28.0)

	2004 £m	2003 £m
Reserves		
Profit and loss account reserve (as per Group balance sheet)	**536.0**	430.2
FRS 17 pension schemes deficit net of deferred tax asset	**(24.0)**	(28.0)
Add back SSAP24 amount (net of tax)	**6.3**	4.6
Profit and loss account reserve including FRS 17 pension liability	**518.3**	406.8

9. Directors' remuneration

	2004 £000	2003 £000
Emoluments	**11,826**	8,730
Gains made on transfer of share awards in the year	**7,338**	3,475
Contributions to money purchase pension schemes (2004: 3 directors; 2003: 2 directors)	**61**	50

One director is accruing retirement benefits under a defined benefit scheme (2003: one director).

Of the figures in the table above, the amounts attributable to the highest paid director, Stanley Fink, are as follows:

	2004 £000	2003 £000
Emoluments	**4,522**	3,813
Gains made on transfer of share awards in the year	**2,429**	563
Contributions to money purchase pension schemes	**39**	37

Further information on Directors' emoluments, shareholdings, options, share awards and loans is given in the Remuneration Report on pages 39 to 44.

10. Taxation

	2004 £m	2003 £m
Current tax		
UK Corporation tax on profits of the period	**53.8**	34.3
Adjustments to tax charge in respect of previous periods	**(0.6)**	(0.1)
Foreign tax	**37.4**	27.1
Adjustments to tax charge in respect of previous periods	**(0.2)**	(0.4)
Joint ventures	**0.7**	1.4
Associates	**5.2**	1.5
Total current tax	**96.3**	63.8
Deferred tax		
Timing differences arising during the year	**1.1**	(2.0)
Adjustments to tax charge in respect of previous periods	**(1.8)**	0.5
Total tax	**95.6**	62.3

10. Taxation continued

		2004		2003
Effective tax rate		**22.0%**		21.0%
UK nominal corporation tax rate		**30.0%**		30.0%

		2004 £m		2003 £m
Profit before tax		**434.6**		296.9
Theoretical tax charge at UK rate (30%)		**130.4**		89.1
Effect of overseas rates compared to UK	**(41.7)**		(40.4)	
Goodwill and exceptional items	**11.5**		11.8	
Losses utilised in the year	**(3.6)**		1.1	
Adjustments to tax charge in respect of previous periods	**(0.8)**		(0.5)	
Other	**1.6**		0.7	
		(33.0)		(27.3)
Capital allowances in excess of depreciation and other timing differences		**(1.1)**		2.0
Total current tax		**96.3**		63.8

11. Dividends

	2004 £m	2003 £m
Ordinary shares		
Interim paid – 11.4 pence (2003: 9.1 pence)	**33.5**	27.4
Final proposed – 18.6 pence (2003: 14.1 pence)	**56.4**	41.9
Under accrual of 2002 Final	**–**	5.9
	89.9	75.2

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the final dividend.

The 2002 final dividend was under-accrued principally, as a result of the issue of 43,621,216 shares at the end of May 2002, in connection with the RMF acquisition.

12. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of £338.7 million (2003: £234.5 million) and 297,174,602 (2003: 292,984,011) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the year of £349.2 million (2003: £238.5 million) and on 338,776,081 (2003: 314,327,270) ordinary shares, calculated as shown in the table below:

	2004		2003	
	Total number (millions)	Weighted average (millions)	Total number (millions)	Weighted average (millions)
Number of shares at 1 April 2003 (and 1 April 2002)	**306.7**	**306.7**	267.2	267.2
Issue of shares – on acquisition of BlueCrest	**5.0**	**1.2**	–	–
Issue of shares – on acquisition of RMF	**–**	**–**	43.6	36.4
Repurchase and cancellation of own shares	**(1.4)**	**(1.0)**	(4.1)	(1.3)
Number of shares at 31 March 2004 (and 31 March 2003)	**310.3**	**306.9**	306.7	302.3
Shares owned by employee trusts	**(7.3)**	**(9.7)**	(9.4)	(9.3)
Basic number of shares	**303.0**	**297.2**	297.3	293.0
Share awards under incentive schemes	**9.7**	**9.9**	9.4	9.3
Employee share options	**1.7**	**0.5**	1.3	0.1
Exchangeable bonds	**31.2**	**31.2**	31.2	11.9
Dilutive number of shares	**345.6**	**338.8**	339.2	314.3

The reconciliation of adjusted earnings per share is given in the table overleaf.

12. Earnings per share continued

In addition to the statutory earnings per share on total operations measure, we show two other earnings per share figures. Earnings per share before goodwill and exceptional items is given as some key users of our Accounts have requested that profit and earnings per share figures are presented before goodwill and exceptional items. Underlying earnings per share is given as growth in this measure is one of the Group's core financial objectives.

	2004				2003			
	Basic post-tax earnings £m	Diluted post-tax earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Basic post-tax earnings £m	Diluted post-tax earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations+	**338.7**	**349.2**	**114.0**	**103.1**	**234.5**	**238.5**	**80.0**	**75.8**
Exceptional items	2.9	2.9	0.9	0.9	11.5	11.5	3.9	3.6
Goodwill amortisation	43.5	43.5	14.7	12.8	36.2	36.2	12.4	11.6
Earnings per share before goodwill and exceptional items	**385.1**	**395.6**	**129.6**	**116.8**	**282.2**	**286.2**	**96.3**	**91.0**
Performance related income	(111.3)	(111.3)	(37.5)	(32.9)	(92.0)	(92.0)	(31.4)	(29.3)
Sugar Australia	(2.8)	(2.8)	(0.9)	(0.8)	(3.3)	(3.3)	(1.1)	(1.0)
Underlying earnings per share	**271.0**	**281.5**	**91.2**	**83.1**	**186.9**	**190.9**	**63.8**	**60.7**

+ The difference between basic and diluted post-tax earnings on total operations relates to adding back the interest expense in the year relating to the exchangeable bonds.

13. Intangible fixed assets

	Goodwill £m
Cost	
At 1 April 2003	567.5
Currency translation difference	(81.8)
Additions	34.5
At 31 March 2004	**520.2**
Amortisation	
At 1 April 2003	44.7
Currency translation difference	(9.5)
Charge for year	43.0
At 31 March 2004	**78.2**
Net book value	
At 31 March 2004	**442.0**
At 31 March 2003	522.8

The additions during the year largely relate to OM Strategic Investments, which is being amortised evenly over the directors' estimate of its useful economic life of eight years.

In Asset Management, goodwill arising on the acquisitions of RMF and Glenwood is being amortised evenly over the directors' estimate of their useful economic lives of fifteen years. In Brokerage, goodwill arising on the acquisition of GNI is being amortised evenly over the directors' estimate of its useful economic life of ten years.

Goodwill is subject to impairment reviews at the end of the first full financial year following acquisition. Therefore, at 31 March 2004, impairment reviews were performed on the goodwill arising on the RMF and GNI acquisitions. The impairment reviews are based on discounted expected future cash flow models. The discount rates used reflect estimates that the market would expect of an equally risky investment. For RMF the discount rates applied to net management fee income and net performance fee income were 10% and 30% respectively. The discount rate used in the GNI calculation was 10%. As a result of the reviews, no impairment was identified.

14. Tangible fixed assets

	Land and buildings Leasehold £m	Equipment £m	Total £m
Cost			
At 1 April 2003	3.3	91.6	94.9
Currency translation difference	(0.5)	(16.4)	(16.9)
Additions	0.5	20.4	20.9
Businesses and subsidiaries acquired	–	0.3	0.3
Disposals	–	(18.9)	(18.9)
At 31 March 2004	**3.3**	**77.0**	**80.3**
Aggregate depreciation			
At 1 April 2003	1.4	51.8	53.2
Currency translation difference	(0.2)	(8.3)	(8.5)
Charge for year	0.4	15.5	15.9
Disposals	–	(17.7)	(17.7)
At 31 March 2004	**1.6**	**41.3**	**42.9**
Net book value			
At 31 March 2004	**1.7**	**35.7**	**37.4**
At 31 March 2003	1.9	39.8	41.7

The net book value of leasehold properties includes £0.7 million (2003: £0.7 million) in respect of leases with less than 50 years to run.

15. Fixed asset investments

	Joint ventures £m	Associates £m	Own shares £m	Other investments £m	Total £m
Net book value					
At 1 April 2003	18.2	25.4	36.9	33.2	113.7
Currency translation difference	(1.8)	0.1	–	(4.3)	(6.0)
Additions	0.6	106.3	37.3	6.0	150.2
Reclassification	(7.7)	–	–	(5.0)	(12.7)
Disposals	–	(0.9)	(32.3)	(2.6)	(35.8)
Amounts provided less amounts written back	–	0.8	(7.3)	(1.9)	(8.4)
Goodwill amortisation	(0.3)	(2.1)	–	–	(2.4)
Share of retained result	(1.6)	9.9	–	–	8.3
At 31 March 2004	**7.4**	**139.5**	**34.6**	**25.4**	**206.9**

Amounts amortised and provided in the year are £24.1 million (2003: £14.2 million) and amounts written back are £15.7 million (2003: nil).

The Group's share of the post-acquisition accumulated reserves of joint ventures and associates at 31 March 2004 was £11.9 million loss (2003: £17.9 million loss).

Included in associates is goodwill arising on the acquisition of 25% of BlueCrest Capital Management Limited which is being amortised evenly over the directors' estimate of its useful economic life of 15 years. The goodwill element of the total opening and closing net book values is £7.3 million and £102.5 million respectively. Currency translation movements in the year were £0.4 million and the amortisation charge for the year was £2.4 million.

Further details of joint ventures and associates are given in Principal Group Investments on page 78. The reclassification largely relates to OM Strategic Investments becoming a subsidiary undertaking during the year.

Own shares relate to shares held in the Company by the employee trusts. The market value of own shares held by the employee trusts is £128.2 million (2003: £91.3 million).

Other investments largely relates to market seats. The cumulative amount written off other investments at 31 March 2004 was £1.9 million (2003: £1.4 million).

16. Debtors

	2004 £m	2003 £m
Amounts falling due within one year		
Trade debtors:		
Amounts owed by broker dealers on secured stock lending and borrowing	**885.4**	488.0
Securities transactions in the course of settlement	**80.9**	245.2
Futures transactions	**275.2**	315.7
Other trade	**169.5**	136.7
Amounts owed by joint ventures and associates	**2.0**	1.5
Amounts owed by funds (note (a))	**192.4**	310.6
Other debtors (note (b))	**46.3**	29.1
Taxation recoverable	**–**	1.0
Prepayments and accrued income (note (c))	**89.7**	67.1
	1,741.4	1,594.9
Amounts falling due after more than one year		
Other debtors (note (b))	**30.8**	67.8
Prepayments and accrued income (note (c))	**113.2**	76.9
Deferred taxation asset (note 20)	**5.3**	3.7
	1,890.7	1,743.3

Notes:

(a) The Group makes available loans to many of its composite fund products, immediately following their launch, with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. Accordingly, the amount of loans to funds will vary from one period to the next as a consequence of the net effect of the level of sales in the period less the quantum of the external re-financing initiative in the period.

This external re-financing is typically in the form of total return swaps. On these swaps the Group often enters into a committed purchase agreement and, in some instances, gives a first risk of loss guarantee to the external provider. The probability of the Group incurring a loss as a result of giving these guarantees is remote as discussed in the "other potential Group exposures" section of the Financial Review.

(b) Other debtors falling due within one year includes £12.8 million in relation to loan notes in the management buyout group who purchased the Group's Agricultural Products businesses in March 2000. In the prior year this receivable was £33.3 million and was classified in other debtors falling due after more than one year.

(c) Included within prepayments falling due within one year and after more than one year are unamortised sales commissions of £39.0 million and £109.0 million respectively (2003: £28.2 million and £66.6 million respectively).

(d) Certain Group companies in Brokerage are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. The gross amount of the settlement payables and receivables in respect of such outstanding transactions at 31 March 2004 was £738.6 million (2003: £793.2 million). Substantially all of these transactions have now settled.

17. Segregated funds

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £3,852.7 million (2003: £3,148.9 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

18. Current asset investments

	2004 £m	2003 £m
Listed investments	**929.3**	402.2
Unlisted investments	**372.5**	291.9
	1,301.8	694.1

Listed investments largely relate to long stock positions held for hedging in Brokerage. Unlisted investments, in Asset Management, are largely investments in fund managers in relation to Man Global Strategies and a Note in relation to third party financing of loans to funds (as discussed in the credit and counterparty risk section in the Financial Review), and are largely US treasury bills and certificates of deposit held in Brokerage. All these investments are carried at market value.

19. Creditors

	2004 £m	2003 £m
Amounts falling due within one year		
Bank loans and overdrafts	**78.0**	170.1
Private placement notes (note (a))	**–**	9.5
Trade creditors:		
Amounts owed to broker dealers on secured stock lending and borrowing	**1,276.7**	578.4
Securities transactions in the course of settlement	**102.6**	169.9
Futures transactions	**659.3**	525.1
Short stock positions held for hedging	**511.7**	414.1
Other trade	**100.6**	70.5
Amounts owed to joint ventures and associates	**1.0**	0.8
Taxation (note (b))	**88.2**	66.4
Other taxation and social security costs	**14.8**	12.0
Other creditors (note (c))	**68.9**	78.5
Accruals and deferred income	**148.1**	140.5
Proposed final dividend	**56.4**	41.9
	3,106.3	2,277.7

	2004 £m	2003 £m
Amounts falling due after more than one year		
Loans		
Bank loans	**43.5**	88.6
Private placement notes (note (a))	**87.1**	–
Exchangeable bonds (note (d))	**390.2**	389.7
Borrowings over one year	**520.8**	478.3
Other creditors	**26.5**	26.1
	547.3	504.4

	2004 £m	2003 £m
Analysis of borrowings due after more than one year		
Amounts falling due		
Between one and two years	**–**	88.6
Between two and five years	**43.5**	–
More than five years	**477.3**	389.7
	520.8	478.3

Notes:

(a) The private placement notes comprise: US$160 million 5.47% subordinated notes, due March 2014. The interest rate is fixed to 16 March 2009 and thereafter is LIBOR plus 2.62%. In 2003, the private placement notes comprise: US$15 million 7.44% notes, which matured on 14 December 2003.

(b) Taxation payable within one year includes overseas taxation of £50.6 million (2003: £34.9 million).

(c) Other creditors includes balances with counterparties whereby commodities are bought under financing arrangements on deferred terms. None of these amounts are secured.

(d) Forester Limited, a quasi subsidiary (details in note 33), has issued guaranteed exchangeable bonds of £400 million at par value, guaranteed by Man Group plc and which mature in November 2009. The bonds have the following features: (1) a coupon of 3.75%, paid semi-annually; (2) holders have the option at any time to exchange for Man Group plc ordinary shares at an initial exchange price of £12.82 (the exchange price is subject to adjustment in accordance with the terms of the bonds); (3) Forester Limited can redeem the bonds early (at their principal amount together with accrued interest) at any time on or after 15 days after the fifth anniversary of the issue of the bonds if on not less than 20 days out of a period of 30 consecutive days the Man Group plc share price exceeds 130% of the then current exchange price or at any time if less than 15% of the total issue remains outstanding; (4) Forester Limited has the option to redeem (either on maturity or early redemption) the bonds for a fixed number of shares plus a cash top up amount and any accrued interest; and (5) upon exercise of an exchange right by the holder, Forester Limited has the option to settle in cash rather than shares. The cash settlement amount is equal to the market value of the shares that would have been delivered.

The amount of the liability shown in the above table for the exchangeable bonds is their par value of £400 million less unamortised issue costs of £9.8 million (2003: £10.3 million).

20. Provisions for liabilities and charges

	GNI integration £m	Sale of Sugar Australia £m	Other £m	Total £m
At 1 April 2003	3.3	–	1.5	4.8
Charged to the profit and loss account	3.9	1.0	0.7	5.6
Paid in year	(8.6)	–	(2.2)	(10.8)
Transfer from creditors	1.9	–	–	1.9
At 31 March 2004	**0.5**	**1.0**	**–**	**1.5**

Provisions relating to the GNI integration were mainly for redundancy costs.

A provision for a loss on sale of our Sugar Australia business has been set up. This provision mainly relates to the impairment of fixed assets, which will be realised on the impending sale of Sugar Australia. Further details are given in note 6.

The other provision relates to legal claims.

Deferred tax asset (note 16)	**2004 £m**	2003 £m
Analysis of deferred taxation at the end of the year was		
In respect of tax allowances over depreciation	(7.6)	(8.2)
In respect of other timing differences (which will substantially reverse within six years)	2.3	4.5
	(5.3)	(3.7)

No provision has been made for withholding tax and UK corporation tax which would arise in the event of overseas subsidiaries and associates distributing their remaining reserves, as there is no current intention to remit these reserves to the UK. The amount of unprovided deferred tax relating to losses is an asset of £8.6 million.

21. Derivatives and other financial instruments

A discussion of the Group's strategies and policies with regard to derivatives and other financial instruments is given in the Financial Review on page 26. The Group has taken advantage of the exemption available, under FRS 13, for short-term debtors and creditors (which are included in the Group's consolidated balance sheet at amounts which are not significantly different from their fair values). This means that these amounts are excluded from the following tables except for note 21(c).

(a) Fair values and book values of financial instruments

The comparison of fair and book values of all the Group's financial instruments is set out below. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates and by applying year-end exchange rates.

	Fair value 2004 £m	**Book value 2004 £m**	Fair value 2003 £m	Book value 2003 £m
Short-term borrowings	**(78.0)**	**(78.0)**	(180.0)	(179.6)
Long-term borrowings	**(710.1)**	**(520.8)**	(481.2)	(478.3)
Cash at bank and in hand	**926.2**	**926.2**	642.6	642.6
Net cash/(debt)	**138.1**	**327.4**	(18.6)	(15.3)
Creditors payable in more than one year	**(25.8)**	**(25.8)**	(25.4)	(25.4)
Fixed asset investments	**31.0**	**24.3**	46.1	33.2
Current asset investments	**1,301.8**	**1,301.8**	695.2	694.1
Debtors receivable in more than one year	**22.3**	**22.3**	64.8	64.8
Hedging instruments				
Instruments, including forward foreign currency contracts and interest rate swaps	**11.8**	**–**	18.9	–
Trading instruments				
Commodity contracts				
Assets	**9.2**	**9.2**	4.9	4.9
Liabilities	**(1.9)**	**(1.9)**	(1.6)	(1.6)
Other trading instruments				
Forward foreign currency contracts (assets)	**32.3**	**32.3**	4.8	4.8
Forward foreign currency contracts (liabilities)	**(17.5)**	**(17.5)**	(13.4)	(13.4)
	1,501.3	**1,672.1**	775.7	746.1
Financial liabilities (note 21(d))		**(644.0)**		(698.3)
Financial assets (note 21(e))		**2,316.1**		1,444.4
		1,672.1		746.1

21. Derivatives and other financial instruments continued

(b) Aggregated gains and losses on financial instruments used as hedges

Gains and losses on instruments used for hedging are not recognised until the transaction that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are set out in the table below. There are no significant deferred gains and losses on hedges on the balance sheet at the year-end.

	Unrecognised contracts		
	Gains £m	Losses £m	Total £m
Gains/(losses) on hedges at 1 April 2003	48.2	(29.3)	18.9
(Gains)/losses arising in previous years that were recognised this year	(41.3)	29.3	(12.0)
Gains/(losses) arising before this year that were not recognised in this year	6.9	–	6.9
Gains/(losses) arising this year that were not recognised this year	117.2	(112.3)	4.9
Gains/(losses) on hedges at 31 March 2004	**124.1**	**(112.3)**	**11.8**
Of which: are expected to be recognised in the profit and loss account:			
In the next year	123.6	(111.5)	12.1
Thereafter	0.5	(0.8)	(0.3)
	124.1	(112.3)	11.8

As explained in the Financial Review, the Group's policy is to hedge currency and interest rate risks using forward foreign currency contracts, currency options and interest rate swaps.

In the table above the carried forward unrecognised net profit at 31 March 2004 of £11.8 million (2003: £18.9 million net profit) equates to the difference between the fair values and book values of the hedging instruments in the table in note 21(a).

(c) Unmatched net foreign currency monetary assets and liabilities

The table below shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account after taking into account forward foreign currency contracts entered into by the Group. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operation involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

Functional currency of Group operation

	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2004					
Sterling	–	(0.3)	–	–	(0.3)
US dollar	19.6	–	16.2	10.7	46.5
Euro	0.4	0.3	–	0.1	0.8
Other currencies	–	–	–	–	–
	20.0	**–**	**16.2**	**10.8**	**47.0**

In the table above, other currencies largely relates to Swiss francs and Australian dollars.

21. Derivatives and other financial instruments continued

Functional currency of Group operation

	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2003					
Sterling	–	–	–	–	–
US dollar	16.1	–	6.6	5.9	28.6
Euro	0.3	0.9	–	0.3	1.5
Other currencies	–	–	–	–	–
	16.4	0.9	6.6	6.2	30.1

In the table above, other currencies largely relates to Swiss francs.

(d) Interest rate and currency profile of financial liabilities

The Group's interest rate and currency profile of financial liabilities at 31 March 2004 was as follows:

	Gross financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m
Sterling	(6.3)	–	–	(6.3)
US dollar	(614.4)	(589.1)	–	(25.3)
Euro	(3.0)	–	–	(3.0)
Other currencies	(20.3)	(9.0)	–	(11.3)
	(644.0)	**(598.1)**	**–**	**(45.9)**

The Group's interest rate and currency profile of financial liabilities at 31 March 2003 was as follows:

	Gross financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m
Sterling	(3.4)	–	–	(3.4)
US dollar	(673.3)	(639.5)	(9.5)	(24.3)
Euro	(4.5)	(0.1)	–	(4.4)
Other currencies	(17.1)	(8.8)	–	(8.3)
	(698.3)	(648.4)	(9.5)	(40.4)

The tables above take into account forward foreign currency contracts and interest rate swaps entered into by the Group.

The weighted average interest rate of fixed rate financial liabilities was 7.44% in 2003. The weighted average years to maturity of fixed rate financial liabilities was 0.7 years in 2003. The fixed rate borrowings relate to the private placement notes which are detailed in note 19.

During the year floating rate borrowings bore interest at LIBOR plus between 25 and 50 basis points (2003: LIBOR plus between 25 and 50 basis points). Floating rates may be fixed in advance for periods of up to six months.

Non-interest bearing financial liabilities mainly relate to forward foreign exchange contracts, which have a weighted average period until maturity of 0.3 years (2003: 0.3 years).

21. Derivatives and other financial instruments continued

(e) Interest rate and currency profile of financial assets

The interest rate and currency profile of financial assets at 31 March 2004 was as follows:

	Gross financial assets £m	Floating rate financial assets £m	Fixed rate financial assets £m	Non-interest bearing financial assets £m
Sterling	1,063.5	277.9	–	785.6
US dollar	924.6	636.5	–	288.1
Euro	245.2	118.1	–	127.1
Other currencies	82.8	48.7	–	34.1
	2,316.1	**1,081.2**	**–**	**1,234.9**

Total financial assets are:	
Cash at bank and in hand	926.2
Current asset investments	1,301.8
Fixed asset investments	24.3
Debtors receivable in more than one year	22.3
Forward foreign currency contracts and other	41.5
	2,316.1

The interest rate and currency profile of financial assets at 31 March 2003 was as follows:

	Gross financial assets £m	Floating rate financial assets £m	Fixed rate financial assets £m	Non-interest bearing financial assets £m
Sterling	456.0	133.5	–	322.5
US dollar	802.3	538.3	3.6	260.4
Euro	108.5	55.2	–	53.3
Other currencies	77.6	51.2	–	26.4
	1,444.4	778.2	3.6	662.6

Total financial assets are:	
Cash at bank and in hand	642.6
Current asset investments	694.1
Fixed asset investments	33.2
Debtors receivable in more than one year	64.8
Forward foreign currency contracts and other	9.7
	1,444.4

In the above tables non-interest bearing financial assets mainly relate to cash balances and current asset investments in both 2004 and in 2003. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates.

(f) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	2004 £m	2003 £m
In one year or less or on demand	**97.4**	194.6
In more than one year but not more than two	**6.5**	107.6
In more than two years but not more than five	**62.8**	–
In more than five years	**477.3**	396.1
	644.0	698.3

21. Derivatives and other financial instruments continued

(g) Borrowing facilities

The undrawn committed facilities available are:

	2004 £m	2003 £m
Expiring in one year or less	**408.1**	390.5
Expiring in more than one year but not more than two	**–**	386.0
Expiring in more than two years but not more than five	**432.5**	–
	840.6	776.5

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities. The Group's facilities are outlined in the funding and liquidity management section in the Financial Review.

(h) Gains and losses on financial assets and liabilities held for trading

The table below sets out the gains/(losses) on financial assets and liabilities that have been recognised in the profit and loss account relating to trading:

	2004 £m	2003 £m
Commodity futures and options	**0.6**	2.0
Investments	**12.4**	4.3
	13.0	6.3

22. Share capital

	Authorised		Allotted and fully paid	
	Number	£m	Number	£m
Ordinary shares of 10p each attributable to equity interests				
At 1 April 2003	450,000,000	45.0	306,701,388	30.7
Issue of shares – on acquisition of BlueCrest	–	–	4,959,210	0.4
Repurchase and cancellation of own shares	–	–	(1,356,661)	(0.1)
At 31 March 2004	**450,000,000**	**45.0**	**310,303,937**	**31.0**

There remain outstanding at 31 March 2004, options to acquire 991,638 (2003:755,273) ordinary shares granted under the Executive Share Option Scheme 2001, options to acquire 611,569 (2003: 450,747) ordinary shares granted under the Inland Revenue approved sharesave scheme and options to acquire 89,589 (2003: 65,891) ordinary shares granted under the US Internal Revenue Code qualifying Employee Stock Purchase Plan, enabling certain directors and members of staff to acquire ordinary shares between 2004 and 2013, at prices ranging from 744p to 1277p.

On 31 December 2003, the Company issued 4,959,210 ordinary 10 pence shares to the existing partners of BlueCrest. These share transactions funded the majority of the consideration paid by the Company for the acquisition of our 25% holding in BlueCrest.

Between 29 May 2003 and 5 August 2003, the Company repurchased ordinary shares with a nominal value of £135,666 at a total cost of £16.8 million. These repurchased ordinary shares were treated as cancelled upon delivery to the Company.

23. Reserves

	Share premium account* £m	Capital reserve £m	Merger reserve* £m	Profit and loss account £m
At 1 April 2003 (restated*)	111.5	2.0	396.4	430.2
Currency translation difference	–	–	–	(150.8)
Issue of ordinary share capital	72.1	–	–	–
Purchase and cancellation of own shares	–	0.1	–	(16.8)
Goodwill written back on impending disposal	–	–	–	11.7
Amortisation of share award costs for shares to be issued	–	–	–	12.9
Retained profit	–	–	–	248.8
At 31 March 2004	**183.6**	**2.1**	**396.4**	**536.0**

* There has been a change in the presentation of the opening balances as at 1 April 2003, in relation to the introduction of a merger reserve, as detailed in the change in accounting presentation section in the Principal Accounting Policies note.

The profit for the financial year dealt with in the Company was £135.2 million (2003: £156.6 million). In accordance with Section 230 of the Companies Act 1985, a separate profit and loss account has not been presented for the Company.

During the year the Group chose to amortise certain share award costs, based on their intrinsic value at the date of award/grant, as it now intends to issue shares on vesting in relation to certain awards.

The cumulative goodwill written off on businesses continuing within the Group amounts to approximately £20.4 million (2003: £40.2 million).

Notes 24 to 29 provide details of the net cash inflow/(outflow) from the following activities:

24. Operating activities

	2004 £m	2003 £m
Operating profit	**401.0**	276.1
Depreciation of tangible fixed assets	**15.9**	12.7
Amortisation of goodwill	**43.0**	34.8
Amortisation of fixed asset investments	**9.2**	14.2
Loss on sale of tangible fixed assets	**1.4**	–
Profit on sale of fixed asset investments	**(0.4)**	(0.1)
Amortisation of share award costs for shares to be issued	**12.9**	–
(Increase)/decrease in debtors	**(409.8)**	1,212.8
(Increase)/decrease in current asset investments	**(760.3)**	772.3
Increase/(decrease) in creditors	**1,259.4**	(1,995.5)
Costs in relation to exceptional items	**(8.9)**	(8.7)
	563.4	318.6

25. Returns on investments and servicing of finance

	2004 £m	2003 £m
Interest received	**35.5**	30.1
Interest paid	**(21.5)**	(13.1)
	14.0	17.0

26. Capital expenditure and financial investment

	2004 £m	2003 £m
Purchase of tangible fixed assets	**(22.7)**	(26.8)
Sale of tangible fixed assets	**–**	1.0
Purchase of fixed asset investments*	**(84.1)**	(35.6)
Sale of fixed asset investments*	**51.9**	17.2
	(54.9)	(44.2)

* The purchase and sale of fixed asset investments, as detailed in note 15, includes the purchase and sale of own shares held by the employee trusts, and also the cash element of the consideration paid for BlueCrest.

27. Acquisitions and disposals

	2004 £m	2003 £m
Purchase of businesses and subsidiaries (note 31)	**(9.7)**	(458.3)
Net cash acquired with businesses and subsidiaries	**3.3**	167.0
	(6.4)	(291.3)

28. Management of liquid resources

	2004 £m	2003 £m
Increase in term deposits	**(195.0)**	(65.4)

Liquid resources primarily comprise term deposits with banks, except those repayable on demand.

29. Financing

	2004 £m	2003 £m
Issue of ordinary share capital (including exercise of share options)	**–**	182.8
Purchase and cancellation of own shares	**(16.8)**	(38.5)
Decrease in short-term borrowings	**(71.6)**	(8.3)
Issue of exchangeable bonds	**–**	400.0
Expenses connected with the issue of the exchangeable bonds	**–**	(11.1)
Increase/(decrease) in other long-term borrowings	**118.9**	(155.6)
	30.5	369.3

30. Analysis of net cash/(debt)

	Cash £m	Overdrafts £m	Loans: Less than one year £m	Loans: More than one year £m	Net cash/(debt) £m
At 1 April 2002	416.9	(0.7)	(179.5)	(277.4)	(40.7)
Cash flow	272.8	(12.9)	8.3	(233.3)	34.9
Acquisitions and disposals*	–	–	(13.1)	–	(13.1)
Other non-cash movements	–	–	(9.5)	9.5	–
Currency translation difference	(47.1)	0.3	27.5	22.9	3.6
At 31 March 2003	642.6	(13.3)	(166.3)	(478.3)	(15.3)
Cash flow	405.4	11.4	71.6	(118.9)	369.5
Currency translation difference	(121.8)	0.9	17.7	76.4	(26.8)
At 31 March 2004	**926.2**	**(1.0)**	**(77.0)**	**(520.8)**	**327.4**

* excluding cash and overdrafts

31. Acquisitions

Acquisitions made during the year included an additional 55% of Westport taking our total holding to 67.5%, which was completed on 17 April 2003 and the acquisition of the remaining 50% of OM Strategic Investments, which was completed on 11 July 2003.

The fair values of the assets and liabilities acquired at the date of acquisition are not deemed to be materially different from their book values. The assets and liabilities acquired from these acquisitions in aggregate are as follows:

	2004 £m
Net assets acquired	
Tangible fixed assets	**0.3**
Debtors	**6.1**
Current asset investments	**0.4**
Cash at bank	**3.3**
Creditors	**(5.4)**
Net assets	**4.7**
Goodwill on acquisition	**34.5**
Less share of net assets of associate converted into a subsidiary	**(7.7)**
Less conversion of fixed asset investment into a subsidiary	**(1.0)**
Total consideration	**30.5**
Satisfied by:	
Cash payment from existing resources	**9.7**
Deferred consideration	**20.8**
	30.5

The deferred consideration relates to the acquisition of OM Strategic Investments and represents the Group's best estimate of the present value of the future payouts at the date of completion in accordance with an agreed formula based on that company's future earnings over three years.

32. Related party transactions

During 2004, the Group companies, Glenwood Capital Investments LLC and Man-AHL (USA) Corp., acted as trading advisor to the following funds: Glenwood Partners, Lexington Associates, Glenwood Diversified Fund, Glenwood Composite Strategy, Man Glenwood Lexington, AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. For their services, Glenwood Capital Investments LLC and Man-AHL (USA) Corp. received management and incentive fee income from the funds of £7.0 million (2003: £10.4 million) in aggregate and £nil million (2003: £1.4 million) of brokerage fee income in aggregate. In addition, another Group company, Man Financial Inc, acted as broker to AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. Man Financial Inc received brokerage income of £1.5 million (2003: £0.6 million) in aggregate from these funds. At 31 March 2004, Glenwood Capital Investments LLC and Man-AHL (USA) Corp. included amounts outstanding of £0.9 million (2003: £1.6 million) in debtors in relation to the funds listed above. All transactions are carried out on an arm's length basis.

33. Quasi-subsidiary

The Group has one quasi-subsidiary, Forester Limited, which is consolidated into the Group for accounting purposes but is not a member of the Group. Forester Limited was incorporated in Guernsey as a company limited by shares on 1 November 2002. All its issued shares are held for and on behalf of Guernsey Trust Company Limited. On 12 November 2002, Forester Limited issued exchangeable bonds (details in note 19) which indirectly provided the Group with additional funding. The summary accounts of Forester Limited are set out below:

Balance sheet at 31 March 2004	**2004 £'000**	2003 £'000
Investments in Man Group subsidiaries	**397,943**	396,500
Debtors	**49**	8
Cash at bank	**616**	717
Creditors: amounts falling due within one year	**(5,832)**	(5,832)
Creditors: amounts falling due in more than one year		
– exchangeable bonds	**(392,141)**	(390,700)
– other	**(595)**	(682)
Net assets	**40**	11
Share capital and reserves	**40**	11

Profit and loss account	**2004 £'000**	2003+ £'000
Operating expenses	**(101)**	(35)
Net interest income	**130**	46
Profit before tax	**29**	11
Taxation	**–**	–
Profit for period	**29**	11

+ For the period 1 November 2002 to 31 March 2003.

There were no recognised gains and losses other than the profit for the financial year.

Cash flow statement	**2004 £'000**	2003+ £'000
Cash (outflow)/inflow from operating activities	**(124)**	18
Capital expenditure and financial investment	**–**	(389,445)
Net cash outflow	**(124)**	(389,427)
Financing	**23**	390,144
(Decrease)/increase in cash	**(101)**	717

+ For the period 1 November 2002 to 31 March 2003

34. Contingent liabilities

The Group guarantees its share of Sugar Australia's operating leases, which amounts to £13.7 million. The Group has given first risk of loss guarantees as detailed in the credit and counterparty risk section of the Financial Review. The probability of any loss being realised as a result of the crystallisation of any of these guarantees is deemed to be remote.

35. Financial commitments
(a) Operating leases

	Land & buildings	
	2004 £m	2003 £m
Annual commitments at 31 March in respect of non-cancellable operating leases expiring		
Within one year	**1.2**	0.7
Between two and five years	**1.1**	0.7
Over five years	**6.7**	6.8
	9.0	8.2

(b) Capital commitments

	2004 £m	2003 £m
Expenditure contracted for but not provided for in the accounts	**0.3**	1.7

36. Employee trusts

The accounts of the employee trusts have been included in these accounts in accordance with UITF 13. The employee trusts are controlled by independent trustees and their assets are held separately from those of the Group.

Contributions to the employee trusts are determined by the Board annually. The contribution made in respect of the current year was £43.2 million (2003: £27.5 million).

At 31 March 2004 the net assets of the employee trusts amounted to £95.1 million (2003: £62.8 million). These assets include 7,330,765 (2003: 9,398,923) ordinary shares in the Company. These shares are included within fixed asset investments at cost less amortisation to reflect the obligations of the trusts. Other assets were primarily cash and receivables from employees in connection with the purchase of shares in the Company. The trustees of one of the employee trusts waived all but 0.01p of the interim dividend for the year ending 31 March 2004 on each of 7,442,294 of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend (2003 interim: 7,679,294 shares) and all but 0.01p of the final dividend for the year ending 31 March 2003 on each of 7,511,455 of the ordinary shares registered in its name at the relevant date for eligibility for the final dividend (2002 final: 6,220,565 shares).

37. Exchange rates

The following rates of exchange have been used in preparing these accounts: The US dollar exchange rate has a significant effect, with the other currencies shown having a more minor effect.

	Year-end rates		Average rates	
	2004	2003	**2004**	2003
US dollar	**1.84**	1.58	**1.69**	1.55
Australian dollar	**2.41**	2.62	**2.44**	2.75
Euro	**1.50**	1.45	**1.44**	1.56
Swiss franc	**2.33**	2.14	**2.23**	2.29

38. Fixed asset investments of the Company

	Subsidiaries £m
At 1 April 2003	310.5
Currency translation difference	(42.2)
Additions	383.8
Amounts written off	(15.5)
At 31 March 2004	**636.6**

Details of the principal Group subsidiaries and associates are given on page 78.
Additions relate to further investments in subsidiaries.

39. Debtors of the Company

	2004 £m	2003 £m
Amounts falling due within one year		
Amounts owed by subsidiaries	**14.7**	331.1
Other debtors	**12.8**	–
Taxation recoverable	**5.4**	5.3
Prepayments and accrued income	**7.0**	5.2
	39.9	341.6
Amounts falling due after more than one year		
Other debtors	**–**	33.3
	39.9	374.9

Other debtors relates to loan notes in the management buyout group who purchased the Agricultural Products businesses in March 2000. Some of these loan notes were repaid in the year. The outstanding balance is expected to be repaid in the year ending 31 March 2005.

40. Creditors of the Company

	2004 £m	2003 £m
Amounts falling due within one year		
Amounts owed to subsidiaries	**17.1**	17.0
Other creditors	**–**	3.0
Proposed final dividend	**56.4**	42.2
	73.5	62.2

There were no trade creditors.

41. Reserves of the Company

	Share premium account* £m	Capital reserve £m	Merger reserve* £m	Profit and loss account £m
At 1 April 2003 (restated)*	111.5	1.9	396.4	82.7
Currency translation difference	–	–	–	(97.4)
Issue of ordinary share capital	72.1	–	–	–
Purchase and cancellation of own shares	–	0.1	–	(16.8)
Retained profit	–	–	–	45.0
At 31 March 2004	**183.6**	**2.0**	**396.4**	**13.5**

* There has been a change in the presentation of the opening balances as at 1 April 2003, in relation to the introduction of a merger reserve, as detailed in the change in accounting presentation section in the Principal Accounting Policies note.

42. Financial commitments of the Company

Man Group plc acts as guarantor for the £400 million exchangeable bonds dated 2009 issued by its quasi-subsidiary, Forester Limited, as well as having contracted to provide to Forester Limited an appropriate number of ordinary shares, or cash, which will enable Forester Limited to satisfy its obligations to any bond holder upon an exchange.

Principal Group Investments

The names of the principal investments of Man Group plc, together with interests in equity shares, are given below. The country of operation is the same as the country of incorporation and the year-end is 31 March (unless stated otherwise).

Details of all subsidiaries and associates will be annexed to the Company's next Annual Return.

	Country of incorporation	Effective Group interest %
Principal operating subsidiaries		
Asset Management		
Man Investments Limited	England	100
Man Investments AG	Switzerland	100
Glenwood Capital Investments L.L.C.	US	100
RMF Investment Management	Switzerland	100
Brokerage		
Man Financial Limited	England	100
Man Financial Inc.	US	100
GNI Limited	England	100
Group holding companies		
E D & F Man Limited +	England	100
E D & F Man Group Limited +	England	100
Man Group USA Inc.	US	100
Group treasury companies		
Man Group Finance Limited	England	100
Man Group Finance Inc.	US	100
Principal associates		
BlueCrest* (hedge fund manager)	England	25
Sugar Australia (sugar refinery)	Australia	25

+ direct subsidiary
* Year-end is 30 November

Subsidiaries not consolidated (as long-term restrictions exist). These are included in fixed asset investments.

Asset Management		
Glenwood Partners, L.P.	US	1
Glenwood Diversified Fund L.P.	US	1
Lexington Associates I, L.P.	US	1
AHL Diversified (USA), L.P.	US	1
AHL Diversified II (USA), L.P.	US	1
AHL Alpha Class A	US	1
AHL Alpha Class B	US	1

Shareholder and Company Information

Results announced
Interim: November
Final: May
Annual Report Issued: June
Annual General Meeting: July

Dividends
Interim paid: December
Final paid: July
For historical dividend details please visit the Man Group website.

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The final election date for joining or leaving the DRIP in relation to the 2004 final dividend is 3.00 pm on 25 June 2004. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018, including requests for copies of the DRIP terms and conditions and DRIP Mandate. Alternatively, copies may be downloaded from the Man Group website in the "Dividends" section of "Shareholder Information".

Dates for the 2004 final dividend

Ex dividend date	23 June 2004
Record date	25 June 2004
AGM	7 July 2004
Payment date/CREST accounts credited	13 July 2004
DRIP certifications/CREST accounts credited	27 July 2004

Annual General Meeting
The Annual General Meeting will be held at 11.00 am on 7 July 2004 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Shareholder enquiries
All administrative queries concerning shareholdings should be directed to:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3970, Text tel: 0870 600 3950, quoting Ref No 874. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk

Payment of dividends to mandated accounts
Each dividend warrant includes a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address.

Private shareholders living overseas may be able to mandate their dividends directly into a "local" bank account, in the chosen country's domestic currency under the Transcontinental Automated Payment Service (TAPS). Details are available via the Shareholder Enquiries facility of Lloyds TSB Registrars.

Man Group website
Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via e-mail on investor@mangroupplc.com

Corporate advisers

Auditors
PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
020 7583 5000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
0870 600 3970

Company information

Registered Office:
Sugar Quay
Lower Thames Street
London
EC3R 6DU
Telephone: 020 7144 1000
Fax: 020 7144 1923

Registered number: 2921462

Principal offices:

United Kingdom
Sugar Quay
Lower Thames Street
London EC3R 6DU
(44) 20 7144 1000

United States
440 South LaSalle Street
20th Floor
Chicago
IL 60605
(1) 312 663 7610

United States
717 5th Avenue
9th Floor
New York
NY 1022-8101
(1) 212 589 6200

Switzerland
Bahnhofstrasse 15
CH-8808 Pfäffikon SZ
(41) 55 415 3636

Switzerland
Huobstrasse 16
CH-8808 Pfäffikon SZ
(41) 55 415 8700

Five Year Record

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Profit and Loss Account					
Continuing operations before goodwill amortisation and exceptional items	**484.5**	348.1	213.2	178.7	112.5
Goodwill amortisation	**(45.4)**	(36.2)	(8.0)	(4.7)	(1.0)
Exceptional items	**(4.5)**	(15.0)	(12.1)	(15.0)	(113.5)
Discontinued operations	**–**	–	–	–	(34.5)
Pre-tax profit/(loss)	**434.6**	296.9	193.1	159.0	(36.5)
Taxation	**(95.6)**	(62.3)	(41.0)	(34.8)	(16.7)
Equity minority interests	**(0.3)**	(0.1)	–	–	(1.1)
Group profit/(loss) on ordinary activities after tax and equity minority interests	**338.7**	234.5	152.1	124.2	(54.3)
Ordinary dividends	**(89.9)**	(75.2)	(48.4)	(39.5)	(33.8)
Demerger dividend in specie	**–**	–	–	–	(60.2)
Retained profit/(loss)	**248.8**	159.3	103.7	84.7	(148.3)
Funds under management ($m)	**38,471**	26,104	10,724	6,695	4,675
Funds under management (£m)	**20,931**	16,516	7,534	4,703	2,931
Statistics					
Diluted earnings per share on total operations	**103.1p**	75.8p	56.8p	48.1p	(20.2p)
Diluted earnings per share before goodwill and exceptional items	**116.8p**	91.0p	63.2p	54.9p	32.5p
Diluted underlying earnings per share	**83.1p**	60.7p	45.7p	30.4p	23.2p
Ordinary dividend per share	**30.0p**	23.2p	18.6p	15.5p	13.6p
Net cash/(debt)	**£327.4m**	(£15.3m)	(£40.7m)	(£35.2m)	(£61.4m)
Gearing †	**–**	2%	8%	8%	24%

† defined as net debt divided by shareholders' funds including minorities.

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Balance Sheet					
Fixed assets	**686.3**	678.2	189.7	181.3	87.2
Current assets	**4,118.7**	3,080.0	1,469.5	1,069.2	1,610.6
Creditors and provisions for liabilities and charges	**(3,655.1)**	(2,786.9)	(1,127.7)	(817.1)	(1,447.5)
Net assets	**1,149.9**	971.3	531.5	433.4	250.3
Headcount – Continuing operations	**2,630**	2,347	1,575	1,567	1,405
US dollar exchange rates					
Average	**1.69**	1.55	1.43	1.47	1.61
Year-end	**1.84**	1.58	1.42	1.42	1.60



Man is proud of its ongoing commitment to and support of the Man Booker Prize for a third year.

Designed and produced by GA Corporate Marketing. Printed by Royle Corporate Print.

Man Group plc

Notice of Annual General Meeting
To be held on 7 July 2004



Man Group plc

Notice of the Annual General Meeting to be held on Wednesday, 7 July 2004 is set out on pages 4 to 7.

The action to be taken by Shareholders is set out on page 2.

Harvey A McGrath
Chairman

Man Group plc

Dear Shareholder

2004 Annual General Meeting
It is my great pleasure to be writing to you enclosing the Notice convening the tenth Annual General Meeting of the Company, to be held at 11 am on Wednesday, 7 July 2004 in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

This year the business to be considered at the Meeting is substantial. The 11 items of 'routine' business include an advisory vote on the Remuneration Report of the Directors (first introduced last year) and motions for the re-election of six directors, including the three new directors appointed during the year, Jon Aisbitt and Jonathan Nicholls (non-executive) and Chris Chambers (executive). Short biographical details of all the directors seeking re-election appear on page 30 of the Annual Report. The Dividend Reinvestment Plan ("DRIP") will again be available to eligible shareholders in respect of the final dividend (Resolution 3) and a brief summary of the procedures applicable appears at the foot of this letter.

There are also seven additional items to be considered, including a proposal for the redenomination of the share capital from Sterling into US Dollars (with attendant changes to the Articles of Association) which the Directors consider would be beneficial for the Company, following the decision to report the Company's financial results in US Dollars in future. Further details and a fuller explanation of these proposals (Resolutions 13 and 14) appear in the Appendix to the Notice of Annual General Meeting.

The other matters for consideration at the Meeting are explained in this letter.

Authority to offer shares in lieu of a cash dividend
Resolution 12 will be proposed to extend, for a further five years, the Directors' present authority to offer members the right to receive shares instead of all or part of any cash dividend. The authority extended in 1999 will lapse soon after this year's AGM and your Board therefore deem it prudent to seek a renewal at this meeting. Further information appears in the Appendix to the Notice of Annual General Meeting.

Directors' power to allot shares and disapplication of pre-emption rights
Resolution 15 will be proposed to continue the Directors' authority to allot the present unissued share capital of the Company up to a maximum of 103,434,640 Ordinary Shares, being slightly under one third of the Company's present issued ordinary share capital at the date of the Notice of Annual General Meeting. The Board has no present intention of issuing any part of that capital and no issue will be made which would effectively alter control of the Company without the prior approval of Shareholders in general meeting.

Resolution 16 will be proposed to continue the Directors' authority to allot new Ordinary Shares for cash otherwise than in proportion to existing holdings. In the case of allotments other than for inter alia rights issues, the authority is limited to shares representing approximately 5 per cent of the Company's present issued ordinary share capital amounting to a total of 15,515,190 Ordinary Shares.

The authority conferred by Resolutions 15 and 16 will lapse on the earlier of 6 October 2005 and the conclusion of the next Annual General Meeting of the Company. Resolution 15 will be proposed as an Ordinary Resolution and Resolution 16 as a Special Resolution. In both cases provision has been made for the authority to go forward with Sterling values should the redenomination into US Dollars not proceed.

Power to purchase shares
Resolution 17 will be proposed as a Special Resolution to enable the Company to purchase in the market up to a maximum of 31,030,393 Ordinary Shares (approximately 10 per cent of the Company's present issued ordinary share capital) for cancellation at a minimum price of par value per share and a maximum price of not more than 5 per cent above the average middle market quotation for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of purchase. This authority will lapse on the earlier of 6 January 2006 and the conclusion of the next Annual General Meeting of the Company. During the financial year ended 31 March 2004 the Company purchased for cancellation 225,022 issued Ordinary Shares under the authority of last year's Shareholder resolution. Details of the purchases appear in the Annual Report. Again this authority includes Sterling values in case the redenomination into US Dollars does not proceed.

The Directors would not expect to purchase Ordinary Shares in the market unless, in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of Shareholders generally. Further, the Directors expect that if any Ordinary Shares were to be purchased, such shares would be cancelled. Any purchases made by the Company will be announced no later than 7.30 am on the business day following the transaction.

Alteration to Articles of Association
Resolution 18 proposes to increase from £500,000 to £1 million, the maximum aggregate amount payable as remuneration to directors for their services as such, so relates to the remuneration of non-executive directors (including the Chairman) and not remuneration payable to directors in executive office. This figure was last increased at the 2000 AGM since when, three additional non-executive directors in number have been appointed above the four in office at that time.

This increase will allow the Board to ensure that fees payable in future are commensurate with the increasing workload expected of the non-executives. There will also be sufficient headroom to cover a possible future increase in the number of non-executives on the Board.

Action to be taken by Shareholders
Enclosed with this document is a Form of Proxy for use at the Annual General Meeting by Shareholders.

You are asked to complete and sign the form and return it to The Registrar, Man Group plc, Lloyds TSB Registrars, FREEPOST NAT15580, The Causeway, Worthing, West Sussex BN99 6LN so as to arrive no later than 11 am on Monday, 5 July 2004. Alternatively you may register your vote electronically, as explained in the Notes to the Notice of Annual General Meeting.

An attendance card is attached to the Form of Proxy and, for your own convenience, you are requested to bring your attendance card with you to the Meeting. A map showing how to get to the Queen Elizabeth II Conference Centre has also been included.

Recommendation
The Board considers that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and recommends you to vote in favour of them, as the Directors intend to do in respect of their own beneficial holdings.



Harvey A McGrath
Chairman

DRIP Summary Procedure

a **To receive your 2004 Final Dividend in cash where no DRIP Mandate is in force** – take no further action.

b **To receive your 2004 Final Dividend in cash where a DRIP Mandate is in force** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA by no later than 3.00 pm on 25 June 2004.

c **To receive DRIP shares for the 2004 Final Dividend and all future dividends where a DRIP Mandate is in force** – take no further action.

d **To receive DRIP shares for the 2004 Final Dividend and all future dividends where no DRIP Mandate is in force** – complete, sign, date and post a Mandate Form available from Lloyds TSB Registrars (see below) to be received back by Lloyds TSB Registrars no later than 3.00 pm on 25 June 2004.

e **To receive a future dividend in cash after a DRIP Mandate has been completed** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars as explained in the booklet containing the DRIP terms and conditions available either from them or from our website (see below).

All DRIP Mandates must be despatched to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA to be received no later than 3.00 pm on 25 June 2004 if they are to be applied to the 2004 Final Dividend. No acknowledgement of the Mandate will be issued. Facsimile, electronic or oral mandates will not be accepted.

Copies of the DRIP terms and conditions and DRIP Mandate may be obtained, up to and including 25 June 2004, from the Share Dividend Team at Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA. Telephone: 0870 241 3018 or Textphone: 0870 600 3950. Alternatively, copies of the DRIP documents may be downloaded from our website at www.mangroupplc.com under the Dividends Section of Shareholder Information.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England No. 2921462

Notice of Annual General Meeting

Notice is hereby given that the tenth Annual General Meeting of Man Group plc ("the Company") will be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday, 7 July 2004 at 11am. Resolutions 13, 14 and 16 to 18 will be proposed as Special Resolutions and the remainder as Ordinary Resolutions. Items 1 to 11 are Ordinary Business and items 12 to 18 are deemed Special Business.

Business

1 To receive the Directors' and Auditors' Reports and the Financial Statements for the year ended 31 March 2004.

2 To approve the Remuneration Report of the Directors contained in the Annual Report 2004 document.

3 To declare a final dividend on the Ordinary Shares.

4 To re-elect J R Aisbitt* as a Director of the Company.

5 To re-elect C M Chambers as a Director of the Company.

6 To re-elect J C Nicholls* as a Director of the Company.

7 To re-elect A J Carnwath* as a Director of the Company.

8 To re-elect H A McGrath# as a Director of the Company.

9 To re-elect G R Moreno* as a Director of the Company.

* A member of the Audit and Risk, the Nomination and the Remuneration Committees

\# A member of the Nomination Committee and Chairman of the Directors

10 To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.

11 To authorise the Directors to determine the remuneration of the Auditors.

12 Directors' power to offer Members shares instead of all or part of any cash dividend (Ordinary Resolution)

THAT the authority conferred on the Directors of the Company by the provisions of Article 137 of the Articles of Association of the Company, to offer Members the right to elect to receive shares, credited as fully paid, in whole or in part, instead of cash, in respect of any dividend declared or paid (as previously extended) be and is hereby further extended to include any dividend or dividends declared or paid on or before the day preceding the fifth anniversary of the date of the passing of this resolution.

13 Share capital reduction, increase and redenomination (Special Resolution)

THAT, subject to the passing as a Special Resolution of Resolution 14 and subject to the spot rate of exchange in London (as derived from Reuters) for the purchase of US Dollars with Sterling at 8.00 am on the day on which the Court order confirming the Reduction (as defined in sub-paragraph a of this Resolution 13) is made (the "£/US$ Rate") being no more than1/1.85:

a the ordinary share capital of the Company be reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 10p each (each ordinary share, an "Existing Ordinary Share") and the credit arising in the Company's books of account as a result of such cancellation and extinguishment be transferred to a special reserve of the Company (the "Cancellation Reserve") and the amount standing to the credit of the Company's share premium account be cancelled and the credit arising in the Company's books of account as a result of such cancellation be transferred to a special share premium reserve of the Company (the "Special Reserve") (together with the cancellation and extinguishment of the Existing Ordinary Shares the "Reduction");

b forthwith and contingently upon the Reduction taking effect:

(i) the capital of the Company be increased by £50,000 by the creation of 50,000 deferred sterling shares of £1 each (each such share a "Deferred Sterling Share") having the rights and restrictions set out below:

"Deferred Sterling Shares

(a) Income
The holder of a Deferred Sterling Share shall not be entitled to participate in the profits of the Company.

(b) Capital
The holder of a Deferred Sterling Share shall not have any right to participate in any distribution of the Company's assets on a winding up or other distribution except that after the return of the nominal amount paid up on every other class of share in the capital of the Company and the distribution of £100,000,000,000 to each holder of such shares there shall be distributed to a holder of a Deferred Sterling Share (for each Deferred Sterling Share held by him) an amount equal to the nominal value of the Deferred Sterling Share.

(c) Voting and General Meetings
A holder of a Deferred Sterling Share shall not be entitled in respect of such holding to receive notice of any general meeting nor to attend, speak or vote at any general meeting.

(d) Class Rights
The Company may from time to time create, allot and issue further shares, whether ranking *pari passu* with, in priority to or deferred to the Deferred Sterling Shares, and such creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Deferred Sterling Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Deferred Sterling Shares) shall be deemed not to involve a variation of the rights attaching to the Deferred Sterling Shares for any purpose. A reduction in the share capital (whether or not issued or fully or partly paid up) of the Company or the other capital reserves of the Company shall not involve a variation of the rights attaching to the Deferred Sterling Shares for any purpose, and the Company shall be authorised at any time to reduce its share capital (whether or not issued or fully or partly paid up) or its other capital reserves (subject in each case to the confirmation of the Court to the extent required by and in accordance with the Act) without obtaining the consent of the holders of the Deferred Sterling Shares.";

(ii) upon the recommendation of the Directors, it is desirable to capitalise the sum of £50,000 standing to the credit of the Company's reserves and, accordingly, the Directors be and they are hereby authorised and directed to appropriate as of the date on which the Court order confirming the Reduction is registered by the Registrar of Companies in England and Wales (the "Effective Date") but immediately prior to any allotment of US$ Shares pursuant to sub-paragraph b (vi) of this Resolution 13 taking effect the said sum of £50,000 in paying up in full at par 50,000 Deferred Sterling Shares, and to allot and issue the same, credited as fully paid to the then Chief Executive of the Company, provided that for the purposes of Section 80 of the Companies Act 1985 (the "Act") such authority shall expire on 7 January 2005;

(iii) the authorised share capital of the Company be increased by US $81,000,000 divided into 450,000,000 new ordinary shares (with a nominal value of 18 US cents each (each such share, a "US$ Share")) such US$ Shares to have the same rights and restrictions attached thereto (save as to the amount paid up on each share) as are attached by the Articles of Association of the Company to the Existing Ordinary Shares;

(iv) the sums standing to the credit of each of the Cancellation Reserve and the Special Reserve be converted into US Dollars at the £/US$ Rate;

(v) the sum standing to the credit of the Cancellation Reserve as a result of the conversion referred to in sub-paragraph b (iv) of this Resolution 13 be applied in paying up such number of US$ Shares as is equal to the aggregate number of issued Existing Ordinary Shares (the "Required Number") in full at par, provided that:

(1) if there would otherwise be any surplus amount remaining in the Cancellation Reserve, the Required Number of US$ Shares shall be paid up at an aggregate premium equal to such remaining amount; and

(2) if the sum standing to the credit of the Cancellation Reserve is less than the amount in US Dollars as represents the aggregate amount resulting from the creation of the Required Number of US$ Shares (the "Shortfall"), on the recommendation of the Directors and notwithstanding anything to the contrary in the Articles of Association, such part of the Special Reserve as is equal to the Shortfall be applied in addition to the Cancellation Reserve to pay up in full at par the Required Number of US$ Shares;

(vi) the Required Number of US$ Shares be allotted and issued credited as fully paid to those persons who appear on the register of members of the Company at 6.30 am on the Effective Date as the holders of the cancelled issued Existing Ordinary Shares in the proportion of one US$ Share for each issued Existing Ordinary Share held by them; and

(vii) in addition to and without prejudice to any other authority conferred upon the Directors to allot relevant securities of the Company, the directors be and they are hereby generally and unconditionally authorised pursuant to and for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot the Required Number of the US$ Shares created by this Resolution 13 (aggregating a maximum nominal amount in US Dollars of relevant securities as is equal to the Required Number multiplied by 18 US cents) and this authority shall expire at the conclusion of the next Annual General Meeting of the Company.

14 "Redenomination" alterations to Articles of Association (Special Resolution)

THAT, forthwith and contingently upon the Reduction referred to in Resolution 13 taking effect and subject to the allotment and issue of the new US$ Shares and the new Deferred Sterling Shares each referred to in Resolution 13 having been effected, the Articles of Association of the Company be and are hereby amended as follows:

a by inserting after the expression ""£ or Pounds" means the lawful currency of the United Kingdom of Great Britain and Northern Ireland" in Article 2(22) the following new expression: "and US$ means United States Dollars";

b by deleting Article 3 and substituting therefor the following:
"3. The authorised share capital of the Company is US$81,000,000 divided into 450,000,000 Ordinary Shares of 18 US cents each and £50,000 divided into 50,000 Deferred Sterling Shares of £1 each";

c by inserting as Article 3A the rights and restrictions attaching to the Deferred Sterling Shares as are set out in Resolution 13 b (i); and

d by adding at the end of Article 35:
"In the case of an instrument of transfer expressed to be a transfer of shares denominated in Sterling and bearing a date which is on or before the date on which the Court order confirming the reduction of capital approved by special resolution passed at the Annual General Meeting held on 7 July 2004 (or at any adjourned meeting) is registered by the Registrar of Companies in England and Wales, such transfer shall be a transfer of the same number of Ordinary Shares as is specified in such transfer".

15 Directors' power to allot Securities (Ordinary Resolution)

THAT, in addition to and without prejudice to the other authorities conferred by Resolution 13:

a the Directors be and are hereby, generally and unconditionally, authorised pursuant to and for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £10,343,464; and

b subject to and with effect from the Reduction and associated matters referred to in Resolution 13 becoming effective (the "Redenomination"), in substitution for the authority granted by paragraph a of this Resolution 15 but without prejudice to any prior exercise of such authority, the Directors be and are hereby, generally and unconditionally, authorised pursuant to and for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of US$18,618,235.20,

provided that:

(1) these authorities unless renewed or revoked shall expire on the earlier of 6 October 2005 and the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

(2) all authorities previously conferred under Section 80 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

16 Disapplication of pre-emption rights (Special Resolution)

THAT, subject to the passing of Resolution 15:

a the Directors of the Company be and are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the general authority conferred by Resolution 15 as if Section 89(1) of the Act did not apply to such allotment provided that the power conferred by this Resolution shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of Ordinary Shares where the equity securities respectively attributable to the interests of all holders of Ordinary Shares are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them, subject to such exclusions and other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever; and

(ii) any allotments (otherwise than pursuant to sub-paragraph a (i) above) of equity securities up to an aggregate nominal value not exceeding £1,551,519;

provided that, in the event that the Redenomination (as defined in Resolution 15) shall have become effective the reference in sub-paragraph a (ii) of this Resolution 16 to "£1,551,519" shall be deemed instead to be to "US$2,792,734.20";

b the power conferred on the directors by this Resolution 16 shall also apply to a sale of treasury shares, which is an allotment of equity securities by virtue of Section 94 (3A) of the Act, but with the omission of the words "pursuant to the general authority conferred by Resolution 15" and, unless renewed, shall expire on the earlier of 6 October 2005 and the conclusion of the next Annual General Meeting of the Company; and

c the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

17 Power to purchase Shares for cancellation (Special Resolution)
THAT the Company is hereby generally and unconditionally authorised pursuant to Section 166 of the Act to make market purchases (within the meaning of Section 163 of that Act) of Ordinary Shares provided that:

a the maximum number of Ordinary Shares hereby authorised to be purchased is 31,030,393;

b the minimum price which may be paid for an Ordinary Share is 10p per Ordinary Share;

c the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

d the authority hereby conferred shall expire on the earlier of 6 January 2006 and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

e the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract; and

f upon the passing of this Resolution, the Resolution passed as Resolution 10 at the Annual General Meeting on 9 July 2003, shall be of no further force or effect (without prejudice to the completion wholly or in part of any contract by the Company to purchase Ordinary Shares entered into prior to the passing of this Resolution),

provided that, in the event that the Redenomination (as defined in Resolution 15) shall have become effective, without prejudice to any prior exercise of the authority granted by this Resolution 17, the references in this Resolution 17 to "10p" shall be deemed instead to be to "18 US cents or the Sterling equivalent of 18 US cents (calculated on the basis of the spot rate of exchange in London (as derived from Reuters) for the purchase of US Dollars with Sterling at 6.00 pm on the day before the relevant purchase)".

18 Alteration to the Articles of Association (Special Resolution)
THAT the Articles of Association of the Company be and are hereby amended by deleting in Article 87 the reference to "£500,000" and substituting therefor "£1,000,000".

By Order of the Board

Peter L Clarke
Secretary
20 May 2004

Sugar Quay
Lower Thames Street
London EC3R 6DU

Notes

1 A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. Such proxy or proxies need not be a member or members of the Company. A Form of Proxy is enclosed.

2 To be effective, the Form of Proxy, duly completed, must be lodged with the Company at the offices of its Registrars, Lloyds TSB Registrars, FREEPOST NAT15580, The Causeway, Worthing, West Sussex BN99 6LN, so as to be received no later than 11 am on 5 July 2004. The completion and return of a Form of Proxy will not preclude members entitled to attend and vote at the Meeting from doing so in person if they so wish.

3 Alternatively, a member may register a proxy appointment electronically via the Lloyds TSB Registrars website www.sharevote.co.uk subject to the terms and conditions shown on the website. The deadline for submission of a proxy in this way is the same as in 2 above.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 7 July 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members of the Company as at the close of business on 5 July 2004 shall be entitled to attend or vote at the Meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the relevant register of securities after the close of business on 5 July 2004 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6 Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (Saturdays and public holidays excepted) from the date of this Notice until 7 July 2004, and at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE from 10.45 am on 7 July 2004 until the conclusion of the Meeting:

(i) all Directors' service contracts (other than contracts expiring or determinable within one year by the Company without payment of compensation); and

(ii) the register of interests of Directors (and their families) in the shares of the Company.

7 Short biographical details of the Directors, including those seeking re-election, appear on page 30 of the Annual Report.

APPENDIX TO THE NOTICE OF ANNUAL GENERAL MEETING

1 Reasons for the Redenomination

The Directors consider that it would be beneficial for the Company to redenominate its existing ordinary shares into US Dollars (the "Redenomination"), which is the currency in which the Company will report its financial results in future and to reflect the fact that, whilst the Company will continue to have its headquarters in England and be an English company, the Company is largely a US Dollar based business, with US Dollar assets and US Dollar income streams. The proposal is to be effected by the cancellation of the existing ordinary shares (denominated in Sterling) and the issue in their place of new ordinary shares (denominated in US Dollars).

2 Details of the Redenomination

The Redenomination will be implemented by way of a reduction of capital pursuant to Section 135 of the Companies Act 1985. This requires:

(i) all the ordinary share capital of the Company to be reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 10p each (each ordinary share, an "Existing Ordinary Share") and the credit arising in the Company's books of account as a result of such cancellation and extinguishment to be transferred to a special reserve of the Company ("the Cancellation Reserve"); and

(ii) the amount standing to the credit of the Company's share premium account to be cancelled and the credit arising in the Company's books of account as a result of such cancellation to be transferred to a special share premium reserve of the Company (the "Special Reserve") (together with the cancellation and extinguishment of the Existing Ordinary Shares, the "Reduction").

On the day the Reduction takes effect (the "Effective Date") the authorised share capital of the Company will be increased by the amount in US Dollars which is necessary to create such number of new ordinary shares with a nominal value of 18 US cents each (each a "US$ Share") as is equal to the aggregate number of issued and unissued Existing Ordinary Shares. The US$ Shares will have the same rights and restrictions attached to them as the Existing Ordinary Shares.

The sum standing to the credit of each of the Cancellation Reserve and the Special Reserve will be converted into US Dollars at the spot rate of exchange for the purchase of US Dollars with Sterling at 8.00 am on the day on which the Court order confirming the Reduction is made (the "£/US$ Rate"). On the Effective Date the Cancellation Reserve will be applied in paying up such number of US$ Shares as is equal to the aggregate number of issued Existing Ordinary Shares (the "Required Number") in full at par provided that:

(i) if there would otherwise be any surplus amount remaining in the Cancellation Reserve, the Required Number of US$ Shares will be paid up at an aggregate premium equal to such remaining amount; and

(ii) if the sum standing to the credit of the Cancellation Reserve is less than the amount in US Dollars as represents the aggregate amount resulting from the creation of the Required Number of US$ Shares (the "Shortfall"), on the recommendation of the Directors and notwithstanding anything to the contrary in the Articles of Association, such part of the Special Reserve as is equal to the Shortfall will be applied in addition to the Cancellation Reserve to pay up in full at par the Required Number of US$ Shares.

On the Effective Date the Required Number of US$ Shares will be allotted, issued and credited as fully paid to those persons who appear on the register of members of the Company at 6.30 am on the Effective Date in the proportion of one US$ Share for each Existing Ordinary Share held by them.

Finally, the Court will require to be satisfied that creditors of the Company will not be adversely affected by the Reduction. An undertaking from the Company to the Court limiting the circumstances in which the amounts standing to the credit of the Special Reserve may be distributed subsequently, will be given by the Company to the Court.

3 Increase of capital

Following the Reduction but before the issue and allotment of any US$ Shares, the Company will also need to increase its capital by £50,000 by the creation of 50,000 deferred Sterling shares of £1 each (each such share a "Deferred Sterling Share") which shall have very limited and deferred rights. Upon the recommendation of the Directors the sum of £50,000 standing to the credit of the reserves of the Company will be capitalised in paying up in full at par 50,000 Deferred Sterling Shares. The 50,000 Deferred Sterling Shares will be allotted, issued and credited as fully paid shares to the then Chief Executive of the Company.

The Deferred Sterling Shares will be created so that, following confirmation by the Court of the Reduction, the share capital of the Company continues to satisfy the requirements of Section 118 of the Companies Act 1985 that any public company incorporated under the Companies Act 1985 must have a minimum share capital of £50,000. It is the intention that the Deferred Sterling Shares will always be held by a Director of the Company and usually by the Director for the time being holding the office of Chief Executive. However, the Board may in its absolute discretion determine at some future date that the Deferred Sterling Shares be held by a Director of the Company holding an office other than that of Chief Executive. It is not intended that the Deferred Sterling Shares will be listed on any investment exchange.

4 Conditions

The Redenomination will become effective and binding if the following conditions are fulfilled:

a Resolution 13 set out in the Notice of Annual General Meeting in this document is duly passed as a Special Resolution;

b the £/US$ Rate is no more than 1/1.85;

c the Reduction is confirmed by the Court and an office copy of the Court order together with a minute containing the particulars required by Section 138 of the Companies Act 1985 are registered by the Registrar of Companies in England and Wales; and

d the UK Listing Authority ("UKLA") has admitted or will admit the relevant US$ Shares to the Official List and the London Stock Exchange (the "LSE") has admitted the US$ Shares to the LSE's market for listed securities.

If the above conditions are fulfilled, it is expected that the Redenomination will become effective on 29 July 2004. Shareholders will be notified of the exact date on which the Redenomination becomes effective by an advertisement in the UK press. The Board reserves the right not to take the necessary action to give effect to the Redenomination if it considers such action would not be appropriate or in the best interests of the Company or its Shareholders.

5 Effects of the Redenomination

The financial position of the Company will not be affected by the Redenomination and the Redenomination itself will not reduce the Company's assets, liabilities or overall Shareholders' funds. Each Shareholder will maintain the same number of shares and percentage interest in the issued share capital as he/she has immediately before 6.30 am on the Effective Date.

6 Dividends

The Company's dividends will continue to be paid in Sterling. All mandates and other instructions in force relating to dividend payments including Dividend Reinvestment Plan ("DRIP") elections will, unless and until revoked, remain in force.

After the Redenomination is implemented, all future dividends mandated to participate in the Company's DRIP will be used to purchase US$ Shares in Sterling. Any residual dividend entitlements of shareholders held by the Company in respect of DRIP elections made in respect of their holdings of Existing Ordinary Shares (denominated in Sterling) will continue to be carried forward in accordance with the terms and conditions of the DRIP to be applied in purchasing US$ Shares in Sterling in the future.

7 Share certificates and CREST

Shares held in certificated form on the Effective Date

No new certificates for the US$ Shares will be dispatched if the Redenomination becomes effective. The share certificates of the Existing Ordinary Shares will remain effective even though the nominal amount of US$ Shares will then be different from that stated on the existing share certificates.

Shares held in uncertificated form (that is, in CREST) on the Effective Date

If the Redenomination becomes effective, then prior to the commencement of dealings in the US$ Shares on the LSE, the appropriate stock account in CREST of the relevant shareholder will be credited with such person's entitlement to US$ Shares and the relevant holding of Existing Ordinary Shares will be cancelled. The US$ Shares are expected to be eligible to be traded through the CREST system with effect from the date of commencement of dealings on the LSE.

General

There will be no suspension of dealings in London and the register of members of the Company will not close for the purposes of implementing the Redenomination.

8 Dealings and settlement

The US$ Shares issued to Shareholders will be issued by entry on the register of members of the Company.

Trading arrangements

The US$ Shares will be quoted on the LSE (and settled) in Sterling, as is the case with the Existing Ordinary Shares. Shareholders, wherever they are resident, will continue to have their dividends paid to them in Sterling unless they have mandated their dividends under the Transcontinental Automated Payment Service ("TAPS") in which case they will continue to receive their dividends in the currency applicable under TAPS.

The Company is a constituent of, and all the issued Existing Ordinary Shares are included in, the FTSE 100 Index. Confirmation has been received indicating that, immediately following the Redenomination, the US$ Shares in issue will be included, in place of the Existing Ordinary Shares previously in issue, in the FTSE 100 Index.

If the Redenomination becomes effective on 29 July 2004, dealings in the US$ Shares on the LSE will commence on 29 July 2004. The attention of Shareholders whose shares are held through CREST is drawn to paragraph 7.

9 Taxation

The following statements are intended only as a general guide to current United Kingdom tax legislation and to the current practice of the United Kingdom Inland Revenue. They relate only to persons who are the absolute beneficial owners of the shares, are residents or (if individuals) ordinarily resident in the United Kingdom for tax purposes. Any person who is in any doubt as to his tax position is strongly recommended to consult his professional advisers immediately.

The cancellation of the Existing Ordinary Shares and the issue of the US$ Shares should not give rise to any liability for UK capital gains tax purposes. For UK capital gains tax purposes the US$ Shares should be treated as the same asset as a shareholder's holding of the Existing Ordinary Shares.

10 Overseas Shareholders

It is the responsibility of overseas shareholders to ensure that all relevant laws and regulations in overseas jurisdictions applicable to them or their shareholdings (for example exchange control laws or regulations) are complied with, and that they obtain any permissions or consents required to be obtained by them, or make any filings required to be made by them, in overseas jurisdictions.

11 Share Schemes

As a consequence of the Redenomination, all current and future options and awards granted under the Company's employee share schemes (the "Share Schemes") will relate to US$ Shares. This change does not require any amendments to be made to the rules of the Share Schemes, although any corporate performance targets currently expressed in Sterling will need to be re-stated in US$. The Inland Revenue have confirmed that the Redenomination will not affect the tax status of the UK tax approved Share Schemes.

12 Trustee investment status

The Redenomination has no effect in relation to the Trustee Act 2000.

13 Timetable

If circumstances result in the expected timetable being changed, shareholders will be informed by announcement to the UKLA and by advertisement in the UK press, and such announcement will include details of dates relevant for the purposes of dealings and settlement.

14 Resolution 12

The Company operates a DRIP, whereby cash dividends otherwise payable to shareholders will be used to buy shares in the Company, net of costs and expenses. Article 137 of the Articles of Association of the Company allows the Company to issue and allot new shares in the Company in lieu of a cash dividend (a "scrip dividend"). Whilst the Directors have no current intention of using the power under Article 137, the opportunity is being taken with Resolution 12 to seek an extension of the (otherwise time-limited) authority in that Article.

15 Resolution 13

The Redenomination requires shareholder approval. Accordingly the Annual General Meeting of the Company convened for 7 July 2004 will consider Resolution 13 which, if passed, will, subject to the £/US$ Rate being no more than 1/1.85, reduce the authorised and issued ordinary share capital of the Company denominated in Sterling to nil by cancelling and extinguishing all the issued and unissued Existing Ordinary Shares, transfer the resulting credit arising in the Company's accounts to a Cancellation Reserve of the Company, cancel the Company's share premium account and transfer the resulting credit to the Special Reserve, and forthwith and contingently upon the Reduction taking effect:

a create 50,000 Deferred Sterling Shares of £1 each, pay such shares up in full at par and allot, issue and credit the same as fully paid shares to the then Chief Executive of the Company (for the purposes described in paragraph 3 above);

b create 450,000,000 US$ Shares;

c apply all of the Cancellation Reserve arising on the Reduction in paying up in full such number of US$ Shares denominated in US Dollars as is equal to the aggregate number of issued Existing Ordinary Shares;

d apply the required balance from the Special Reserve if the Cancellation Reserve is insufficient to pay up in full the US$ Shares; and

e allot, issue and credit as fully paid the US$ Shares to those persons who appear on the register of members of the Company at 6.30 am on the Effective Date in the proportion of one US$ Share for each Existing Ordinary Share then held by them.

16 Resolution 14

The principal alterations to the existing Articles connected with the Redenomination of the Existing Ordinary Shares into US$ Shares which are proposed pursuant to Resolution 14 in the Notice of Annual General Meeting are:

a the Articles will reflect the Redenomination of Existing Ordinary Shares to US$ Shares and the creation of Deferred Sterling Shares, so that the authorised share capital of the Company will consist of the US$ Shares and Deferred Sterling Shares (Article 2 (22), 3); and

b the Articles will also contain certain transitional provisions whereby instruments of transfer expressed to be in respect of transfers of Existing Ordinary Shares and bearing a date on or before the Effective Date will be treated as valid transfers of the same number of US$ Shares (Article 35).

17 Questions You May Have

How many shares will I own after the Redenomination?
You will own the same number of shares as before.

Will dividends continue to be paid in Sterling after the Redenomination?
Yes, dividends will be paid in Sterling as before except where overseas shareholders have a TAPS overseas dividend mandate in place, when dividends will be paid in accordance with the terms of the TAPS mandate.

Will the shares be quoted on the LSE after the Redenomination?
Yes, the shares will be quoted on the LSE as before.

Will the shares be quoted in Sterling after the Redenomination?
Yes, the shares will be quoted in Sterling as before.

Will I receive a new share certificate after the Redenomination?
No, you will keep the same share certificate as before.

Will I have to do anything about my CREST stock account after the Redenomination?
No, the shares will be credited automatically to the appropriate stock account.

How will I know when the shares have been redenominated?
It will be publicly announced through the UKLA public announcements systems and the UK press.



Man Group plc

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com